Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

among:

Purple Innovation, Inc.

a Delaware corporation;

Gelato Intermediate, LLC

a Delaware limited liability company;

Gelato Merger Sub, Inc.

a Utah corporation;

Advanced Comfort Technologies, Inc.

a Utah corporation;

and

D. Scott Peterson

as Stockholders’ Agent

Dated as of August 31, 2022

i

Table of Contents
(Continued)

3.	Representations and Warranties of Purchaser and Merger Sub		33
	3.1	Due Organization; Qualification	33
	3.2	Non-Contravention; Consents	33
	3.3	Authority; Binding Nature of Agreement	34
	3.4	Capitalization of Merger Sub	34
	3.5	Tax Matters.	34
	3.6	R&W Insurance Policy	34
	3.7	Brokers	34
	3.8	No Other Representations or Warranties	35
4.	Representations and Warranties of Parent		35
	4.1	Due Organization; Qualification	35
	4.2	Non-Contravention; Consents	35
	4.3	Authority; Binding Nature of Agreement	36
	4.4	Capitalization of Parent.	36
	4.5	Absence of Certain Changes	36
	4.6	Brokers	37
	4.7	Parent Common Stock	37
	4.8	SEC Reports	37
	4.9	Compliance with Listing Requirements	38
	4.10	Tax Matters.	38
	4.11	No Other Representations or Warranties	39
5.	Certain Covenants of the Parties		40
	5.1	Conduct of Business of Company	40
	5.2	Access to Information; Confidentiality	42
	5.3	No Solicitation of Other Bids	43
	5.4	Stockholders Consent	44
	5.5	Notice of Certain Events	44
	5.6	Public Announcements	45
	5.7	Indemnification of Officers and Directors	45
	5.8	R&W Policy	45
	5.9	Sherwood Agreement	45
6.	Conditions to Closing		46
	6.1	Conditions to Obligations of All Parties	46
	6.2	Conditions to Obligations of Parent, Purchaser and Merger Sub	46
	6.3	Conditions to Obligations of Company	47
7.	Indemnification, etc.		48
	7.1	Survival of Representations.	48
	7.2	Indemnification.	49
	7.3	Limitations	50
	7.4	Amount of Loss	51
	7.5	Mitigation	51
	7.6	Investigation	51
	7.7	Defense of Third-Party Claims	52
	7.8	Claims Procedures	53
	7.9	Priority of Payment	54
	7.10	R&W Policy	55
	7.11	Payment to Securityholders from the Indemnity Escrow Share Amount.	56
	7.12	Payment to Securityholders from the Escrow Cash Amount.	56

Table of Contents
(Continued)

8.	Tax Covenants		57
	8.1	Transfer Taxes	57
	8.2	Tax Returns	57
	8.3	Straddle Period	58
	8.4	Elections	58
	8.5	Pre-Closing Tax Returns	58
	8.6	Overpayment	58
	8.7	Continuation of Business on Closing Date	59
	8.8	Contests	59
	8.9	Cooperation and Exchange of Information	59
	8.10	Survival	59
	8.11	Tax Matters	60
	8.12	Voluntary Disclosures	60
9.	Termination		60
	9.1	Termination	60
	9.2	Effect of Termination	61
10.	Miscellaneous Provisions		61
	10.1	Stockholders’ Agent	61
	10.2	Fees and Expenses	63
	10.3	Attorneys’ Fees	64
	10.4	Notices	64
	10.5	Headings	65
	10.6	Counterparts and Exchanges by Electronic Transmission or Facsimile	65
	10.7	Governing Law; Indemnification Claims	65
	10.8	Successors and Assigns	66
	10.9	Specific Performance	66
	10.10	Waiver	66
	10.11	Amendments	66
	10.12	Severability	66
	10.13	Parties in Interest	66
	10.14	Entire Agreement	67
	10.15	Disclosure Schedule	67
	10.16	Construction	67
	10.17	Waiver; Privilege.	68

LIST OF EXHIBITS AND SCHEDULES

EXHIBITS

Exhibit A	Certain Definitions
Exhibit B	Form of Articles of Merger
Exhibit C	Articles of Incorporation of Merger Sub
Exhibit D	Bylaws of Merger Sub
Exhibit E	Letter of Transmittal
Exhibit F	Joinder Agreement
Exhibit G	Form of Resignation Letter
Exhibit H	Form of Non-Competition Agreement
Exhibit I	Surrender Agreement
Exhibit J	Form of R&W Policy

SCHEDULES

Schedule 1.13(a)	Consents
Schedule 7.2(a)	Special Indemnity Items
Schedule A	Consideration Spreadsheet
Schedule B-1	Current Assets
Schedule B-2	Current Liabilities

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this “Agreement”) is made and entered into as of August 31, 2022, by and among: Purple Innovation, Inc., a Delaware corporation (“Parent”), Gelato Intermediate, LLC, a Delaware limited liability company (“Purchaser”); Gelato Merger Sub, Inc., a Utah corporation and wholly owned subsidiary of Purchaser (“Merger Sub”); Advanced Comfort Technologies, Inc., a Utah corporation (“Company”); and D. Scott Peterson, an individual, as Stockholders’ Agent. Capitalized terms used in this Agreement are defined or referenced in Exhibit A attached hereto.

Recitals

WHEREAS, the parties intend that Merger Sub be merged with and into Company, with Company surviving such merger on the terms and subject to the conditions set forth herein (the “Merger”).

WHEREAS, for United States federal income tax purposes, it is intended that the Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Code, that Parent, Merger Sub and Company are parties to such reorganization within the meaning of Section 368(b) of the Code and that this Agreement constitutes a plan of reorganization.

Agreement

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

1.	The Merger and Related Transactions

1.1 Merger. On the terms and subject to the conditions set forth in this Agreement, and in accordance with the Utah Act, at the Effective Time, (a) Merger Sub will merge with and into Company, and (b) the separate existence of Merger Sub will cease and Company will continue its corporate existence as the surviving corporation in the Merger (the “Surviving Corporation”).

1.2 Effective Time. The closing of the Merger (the “Closing”) will take place as soon as practicable (and, in any event, within ten (10) Business Days) after the satisfaction or, to the extent permitted hereunder, waiver of all conditions to the Closing set forth in Article 6 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted hereunder, waiver of all such conditions), unless this Agreement has been terminated pursuant to its terms or unless another time or date is agreed to in writing by the parties hereto (such date on which the Closing occurs, the “Closing Date”). The Closing shall take place remotely by electronic exchange of documents. On the Closing Date, Company, Purchaser and Merger Sub shall cause articles of merger, in the form attached hereto as Exhibit B (the “Articles of Merger”), to be executed, acknowledged and filed with the Utah Division of Corporations in accordance with the relevant provisions of the Utah Act and shall make all other filings or recordings required under the Utah Act for the Merger to be effective. The Merger shall become effective at such time as the Articles of Merger have been duly filed with the Utah Division of Corporations (the effective time of the Merger being referred to herein as the “Effective Time”).

1.3 Effects of the Merger. The Merger shall have the effects set forth herein and in the applicable provisions of the Utah Act. Without limiting the generality of the foregoing, and subject thereto, from and after the Effective Time, all property, rights, privileges, immunities, powers, franchises, licenses and authority of Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions and duties of each of Company and Merger Sub shall become the debts, liabilities, obligations, restrictions and duties of the Surviving Corporation.

1.4 Articles of Incorporation; By-laws. At the Effective Time, (a) the articles of incorporation of the Surviving Corporation shall be amended and restated to be the same as the articles of incorporation of Merger Sub attached hereto as Exhibit C (except that the name of the corporation set forth therein shall be changed to the name specified in Section 1.5), and (b) the by-laws of the Surviving Corporation shall be amended and restated to be the same as the by-laws of Merger Sub attached hereto as Exhibit D (except that the name of the corporation set forth therein shall be changed to the name specified in Section 1.5).

1.5 Name of Surviving Corporation. From and after the Effective Time, the name of the Surviving Corporation shall be “Advanced Comfort Technologies, Inc.”.

1.6 Directors and Officers. The directors and officers of Merger Sub, in each case, immediately prior to the Effective Time shall, from and after the Effective Time, be the directors and officers, respectively, of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the articles of incorporation and by-laws of the Surviving Corporation.

1.7 Effect of Merger on Company Stock. At the Effective Time, as a result of the Merger and without any action on the part of Purchaser, Merger Sub, Company or any Securityholder:

(a) Cancellation of Certain Company Stock. Shares of Company Stock that are owned by Parent, Purchaser, Merger Sub, any other direct or indirect wholly owned Subsidiary of Parent, Purchaser, or Company (as treasury stock or otherwise) or any of their respective direct or indirect wholly-owned Subsidiaries as of immediately prior to the Effective Time shall at the Effective Time automatically be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(b) Effect on Company Series A Preferred Stock. Subject to Section 1.11(b), Section 1.15(c)(iii) and Section 10.1(c), each share of Company Series A Preferred Stock issued and outstanding immediately prior to the Effective Time (other than (i) the shares of Company Stock to be cancelled and retired in accordance with Section 1.7(a) and (ii) any Dissenting Shares) shall cease to be outstanding and shall be converted and exchanged for, at the Effective Time, the right to receive (as set forth in the Consideration Spreadsheet): (A) the Per Share Series A Liquidation Payment, plus (B) the Closing Waterfall Common Stock Per Share Amount, rounded down to the nearest whole number of Merger Shares.

(c) Effect on Company Common Stock. Subject to Section 1.11(b), Section 1.15(c)(iii) and Section 10.1(c), each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than (i) the shares of Company Stock to be cancelled and retired in accordance with Section 1.7(a) and (ii) any Dissenting Shares) shall cease to be outstanding and shall be converted and exchanged for, at the Effective Time, the right to receive (as set forth in the Consideration Spreadsheet) the Closing Waterfall Common Stock Per Share Amount, rounded down to the nearest whole number of Merger Shares.

(d) Conversion of Merger Sub Capital Stock. Each share of common stock, par value $0.001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one newly issued, fully paid and non-assessable share of common stock of the Surviving Corporation. Each stock certificate of Merger Sub evidencing ownership of any shares of common stock shall continue to evidence ownership of such share of common stock of the Surviving Corporation.

1.8 Options and Company Warrants; Transaction Payments.

(a) Company Options.

(i) Subject to Section 1.11(b), Section 1.15(c)(iii) and Section 10.1(c), effective as of the Effective Time, each Option that is outstanding immediately prior to the Effective Time (whether or not then currently vested), shall be, by virtue of the Merger and without any action on the part of the holder thereof, converted into the right to receive, with respect to each share of Company Common Stock underlying such Option, as set forth in the Consideration Spreadsheet, (x) the Closing Waterfall Common Stock Per Share Amount minus (y) the quotient of the per share exercise price of such Option divided by the Parent Share Price, rounded down to the nearest whole number of Merger Shares (which shall not be less than zero (0)), subject to withholding as provided in Section  1.12; provided, however, that notwithstanding anything to the contrary herein, no portion of the Merger Consideration shall be payable to any holder of any such Option unless and until such holder shall have executed and delivered to Purchaser (A) a Surrender Agreement and (B) if Optionholder is a party to the Voting Agreement, a Joinder Agreement. Upon the conversion and cancellation of any Options pursuant to this Section  1.8(a)(i), such Option shall no longer represent the right to acquire any shares of Company Common Stock, but shall entitle the holder thereof to receive only the consideration payable in respect thereof pursuant to this Section  1.8(a)(i).

(ii) As promptly as practicable following the later of (A) the Effective Time and (B) Purchaser’s receipt from the Optionholder of a duly executed Surrender Agreement and, if the Optionholder is a party to the Voting Agreement, Joinder Agreement, Purchaser shall pay to such Optionholder the portion of the Merger Consideration payable to such Optionholder pursuant to this Section  1.8, subject to any applicable withholding as provided in Section  1.12, in accordance with the Consideration Spreadsheet.

(iii) Company shall, prior to the Effective Time, take all actions reasonably necessary in connection with the treatment of Options contemplated by this Section  1.8. Company shall also use commercially reasonable efforts prior to the Effective Time to obtain a Surrender Agreement and Joinder Agreement, which shall be effective as of the Effective Time, duly executed by each Key Service Provider who is an Optionholder.

(b) Company Warrants.

(i) Subject to Section 1.11(b), Section 1.15(c)(iii) and Section 10.1(c), effective as of the Effective Time, each Company Warrant that is then outstanding and exercisable for shares of Company Common Stock shall be cancelled and shall be converted, in settlement and cancellation thereof, into the right to receive, with respect to each share of Company Common Stock underlying such Company Warrant (as set forth in the Consideration Spreadsheet), (x) such Company Warrant’s Closing Waterfall Common Stock Per Share Amount minus (y) the quotient of the per share exercise price of such Company Warrant, rounded down to the nearest whole number of Merger Shares divided by the Parent Share Price; provided, however, that notwithstanding anything to the contrary herein, no portion of the Merger Consideration shall be payable to any holder of any such Company Warrant unless and until such holder shall have executed and delivered to Purchaser a Surrender Agreement and, if the holder is a party to the Voting Agreement, a Joinder Agreement. Upon the conversion and cancellation of any Company Warrants pursuant to this Section  1.8(b)(i), such Company Warrants shall no longer represent the right to acquire any shares of Company Common Stock, but shall entitle the holder thereof to receive only the consideration payable in respect thereof pursuant to this Section  1.8(b)(i).

1.9 Dissenting Shares. Notwithstanding any provision of this Agreement to the contrary, including Section 1.7, shares of Company Stock issued and outstanding immediately prior to the Effective Time (other than shares cancelled in accordance with Section 1.7(a)) and that are held by any holder who is entitled to demand and properly demands appraisal of such shares pursuant to, and who has complied in all respects with, the provisions of Title 16, Chapter 10a, Part 13 of the Utah Act (“Part 13”) (such shares being referred to collectively as the “Dissenting Shares” until such time as such holder fails to perfect or otherwise loses such holder’s dissenter’s rights under Part 13 with respect to such shares) shall not be converted into a right to receive a portion of the Merger Consideration or the other amounts contemplated by the Consideration Spreadsheet, but instead such holder shall be entitled to payment of the fair value of such Dissenting Shares in accordance with the provisions of Part 13; provided, however, that if, after the Effective Time, such holder fails to perfect, waives, withdraws or loses such holder’s right to dissent pursuant to Part 13 or if a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by the Part 13, then the right of such holder to be paid the fair value of such holder’s Dissenting Shares under Part 13 shall cease and such Dissenting Shares shall be deemed to have been converted as of the Effective Time into the right to receive the portion of the Merger Consideration and the other amounts contemplated by the Consideration Spreadsheet, if any, to which such holder is entitled pursuant to Section 1.7(b), without interest thereon, upon delivery of a duly executed and completed Letter of Transmittal. Each holder of Dissenting Shares who becomes entitled under Part 13 to receive payment of the fair value for such holder’s Dissenting Shares shall receive such payment therefor from the Surviving Corporation after giving effect to any withholdings as provided in Section 1.12, if applicable (but only after the amount thereof shall have been finally determined pursuant to Part 13).

1.10 Payment and Exchange Mechanics.

(a) Letter of Transmittal. As soon as commercially practicable after the Closing, Stockholders’ Agent shall deliver to Purchaser a letter executed by Company’s transfer agent, eShares, Inc. DBA Carta, Inc., as to the cancellation (the “Carta Cancellation”) as of the Effective Time of all electronic stock certificates that immediately prior to the Effective Time represented outstanding shares of Company Stock. As soon as commercially practicable, to the extent not previously delivered by Company, Exchange Agent shall mail or otherwise deliver to each Stockholder, a letter of transmittal in substantially the form attached hereto as Exhibit E (each, a “Letter of Transmittal”) and, if the Stockholder is a party to the Voting Agreement, a joinder agreement in substantially the form attached hereto as Exhibit F (each, a “Joinder Agreement”), and to each Optionholder and each Warrantholder, a Surrender Agreement and, if the Optionholder or Warrantholder is a party to the Voting Agreement, a Joinder Agreement, in each case to the mailing address or electronic mail address set forth opposite such Securityholder’s name on the Consideration Spreadsheet. Following the Effective Time, upon (i) with respect to Stockholders, delivery of the Carta Cancellation and a duly completed and executed Letter of Transmittal and, if applicable, Joinder Agreement and (ii) with respect to Warrantholders and Optionholders, delivery of a duly completed and executed Surrender Agreement and, if applicable, Joinder Agreement, the holder of such Company Stock, Company Warrant or Option, as applicable, shall be entitled to receive in exchange therefor, the consideration reflected on the Consideration Spreadsheet in accordance with Section 1.7 or Section 1.8, as applicable. If payment in respect of any Company Stock, Company Warrant or Option is to be made to a Person other than the Person in whose name such Company Stock, Company Warrant or Option is registered, it shall be a condition of payment that the Company Stock, Company Warrant or Option so surrendered shall be transferable and that the Person requesting such payment shall have established to the reasonable satisfaction of Purchaser and the Exchange Agent that any transfer and other similar Taxes required by reason of such payment to a Person other than the registered holder of such Company Stock, Company Warrant or Option have been paid or are not applicable. Until surrendered as contemplated by this Section  1.10(a), each share of Company Stock and each Company Warrant and Option shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender the applicable portion of the Merger Consideration in respect of such Company Stock, Company Warrant or Option. Holders of Company Stock, Company Warrants and Options shall not be entitled to receive any portion of the Merger Consideration to which they would otherwise be entitled until such Company Stock, Company Warrants or Options are properly surrendered.

(b) Legend on Shares. The Merger Shares issuable in the Merger shall be issued in book-entry form and shall include the following legend (the “Legend”) (along with any other legends that may be required under applicable Legal Requirements):

“THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO TRANSFER MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM SATISFACTORY TO COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933, AS AMENDED.”

Parent shall, and shall cause its transfer agent to, reissue any Merger Shares in book-entry form without the Legend (or any similar restrictive notation, as applicable) promptly upon request by the holder thereof at any time after the restrictions described in the Legend cease to be applicable, including, as applicable, when such securities may be sold without restrictions pursuant to Rule 144 under the Securities Act or pursuant to an effective registration statement. Such holder shall provide such certificates or other agreements as Parent reasonably requests to confirm that such restrictions no longer apply as a condition to removing the Legend, but it shall not require any holder to cause to be delivered to Parent any legal opinion relating to such Legend removal.

(a) No Further Rights in the Company Stock. The applicable portion of the Merger Consideration paid or payable in respect of the surrender for exchange of shares of the Company Stock in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to such shares.

1.11 Escrow.

(a) At the Closing, as provided in the Escrow Agreement, (i) Company shall deposit, or cause to be deposited, with the Escrow Agent One Million Seven Hundred Twenty-Two Thousand Dollars ($1,722,000) (the “Escrow Cash Amount”) in an account (the “Escrow Cash Account”) which shall be established pursuant to the Escrow Agreement, and (ii) Parent shall deposit, or cause to be deposited, with the Escrow Agent 512,998 Merger Shares (the “Escrow Share Amount”) in an account (the “Escrow Share Account”) which shall be established pursuant to the Escrow Agreement, in each case to be held in escrow for the purposes set forth in this Agreement. Of the Escrow Share Amount, (A) 194,256 Merger Shares will be designated (the “Adjustment Escrow Share Amount”) for any working capital purchase price adjustment pursuant to Section 1.15, (B) 56,658 Merger Shares will be designated the “Indemnity Escrow Share Amount” and (C) 262,084 Merger Shares will be designated the “Excess Indemnity Escrow Share Amount”.

(b) The Securityholders will contribute to the Escrow Share Amount in accordance with their Escrow Pro Rata Share, as set forth on the Consideration Spreadsheet. Pursuant to the terms of this Agreement and the Escrow Agreement, the Escrow Cash Amount and the Escrow Share Amount (less any Retained Amount and the amount of any previously paid claims) will be released to the Securityholders in accordance with their Escrow Pro Rata Share twelve (12) months following the Closing Date.

1.12 Withholding. Purchaser, Merger Sub and Company, as applicable, shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement, and to pay over to the applicable Governmental Body (or other applicable Person) such amounts as Purchaser, Merger Sub and Company, as applicable, are required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or foreign Tax law or under any other applicable Legal Requirement. Before making any deduction or withholding pursuant to this Section 1.12, other than for employment withholding Taxes, for which notice to the Stockholders’ Agent will be sufficient, Purchaser, Merger Sub and Company, as applicable, shall use commercially reasonable efforts to give advance notice to the Person in respect of which such deduction or withholding is to be made and shall provide such Person a reasonable opportunity to provide such forms or other documentation that would otherwise reduce or eliminate any amount that would otherwise be required to be deducted or withheld. To the extent such amounts are so deducted or withheld and paid to the appropriate Governmental Body, such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. Any amounts payable to Securityholders that require employment Tax withholding shall be paid through Company’s payroll, provided in such case Purchaser shall not retain any Merger Shares.

1.13 Closing Deliverables.

(a) At or prior to the Closing, Company shall deliver, or cause to be delivered, to Purchaser each of the following:

(i) the Articles of Merger executed by Company;

(ii) resignations of the directors and officers of Company requested by the Purchaser, in the form attached hereto as Exhibit G;

(iii) a certificate of the Secretary or an Assistant Secretary (or equivalent officer) of Company dated as of the Closing Date certifying that (A) attached thereto are true and complete copies of (1) all resolutions adopted by the Company Board authorizing the execution, delivery and performance of this Agreement and the Transactional Agreements to which Company is a party and the consummation of the transactions contemplated hereby and thereby and (2) resolutions of the Stockholders approving the Merger and adopting this Agreement, (B) all such resolutions are in full force and effect and are all the resolutions adopted in connection with the transactions contemplated hereby and thereby, and (C) the names and signatures of the officers of Company authorized to sign this Agreement, the Transactional Agreements and the other documents to be delivered hereunder and thereunder (in each case to which Company is a party);

(iv) a good standing certificate (or its equivalent) from the secretary of state or similar Governmental Body of the jurisdiction in which Company and each of its Subsidiaries is organized;

(v) the Consideration Spreadsheet contemplated in Section 1.16; and attached hereto as Schedule A;

(vi) the Consents to assignment and approvals listed in Schedule 1.13(a);

(vii) the offer letters in the forms that are mutually acceptable to Parent and the Key Service Providers executed by the Key Service Providers (the “Offer Letters”);

(viii) Documents evidencing the termination of the pre-Closing employment or consulting agreements, if applicable, of the Key Service Providers;

(ix) the non-competition agreements in the form attached hereto as Exhibit H executed by the Key Service Providers (the “Non-Competition Agreements”);

(x) the Transactional Agreements executed by Company, as applicable;

(xi) a statement from Company validly executed by a duly authorized officer of Company that Company is not, and has not been at any time during the five (5) years preceding the date of such statement, a “United States real property holding corporation”, as defined in Section 897(c)(2) of the Code, such statement in form and substance reasonably satisfactory to Purchaser and conforming to the requirements of Treasury Regulations Section 1.1445-2(c)(3) and 1.897-2(h), and a notice of such statement to be delivered by Purchaser to the Internal Revenue Service on behalf of Company in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2); and

(b) On the Closing Date, Purchaser shall deliver to Company the following:

(i) the Articles of Merger executed by Purchaser or Merger Sub, as applicable;

(ii) instructions by Purchaser to Exchange Agent to issue to the Securityholders their respective share of the Merger Consideration as set forth in the Consideration Spreadsheet;

(iii) a certificate of the Secretary or an Assistant Secretary (or equivalent officer) of Purchaser and Merger Sub certifying that (A) attached thereto are true and complete copies of all resolutions adopted by the board of directors (or board of managers, as applicable) of Purchaser and Merger Sub authorizing the execution, delivery and performance of this Agreement and the Transactional Agreements and the consummation of the transactions contemplated hereby and thereby, (B) all such resolutions are in full force and effect and are all the resolutions adopted in connection with the transactions contemplated hereby and thereby, and (C) and the names and signatures of the officers of Purchaser and Merger Sub authorized to sign this Agreement, the Transactional Agreements and the other documents to be delivered hereunder and thereunder (in each case to which of Purchaser and Merger Sub is a party);

(iv) a good standing certificate (or its equivalent) of Purchaser and Merger Sub from the secretary of state or similar Governmental Body of the jurisdiction in which Purchaser and Merger Sub is organized;

(v) the Transactional Agreements executed by Purchaser and Merger Sub, as applicable; and

(vi) such other documents or instruments as Company and Stockholders’ Agent reasonably request and are reasonably necessary to consummate the transactions contemplated by this Agreement.

(c) On the Closing Date, the Company will deliver (i) to the Escrow Agent, the Escrow Cash Amount and (ii) to the Stockholders’ Agent, the Stockholders’ Agent Reserve.

1.14 Closing Date Payments. On the Closing Date, Purchaser shall make the following payments, in each case in the respective amounts set forth in the Consideration Spreadsheet:

(a) to the Exchange Agent, the Merger Consideration payable in shares of Parent Common Stock to the Securityholders (other than the payments relating to the Options) as set forth in the Consideration Schedule;

(b) to the Optionholders, the portion of the Merger Consideration payable to the Optionholders;

(c) to the Escrow Agent, the Escrow Share Amount;

(d) to Harrison, the Harrison Fee; and

(e) to each Person specified in the Closing Payment Certificate as a recipient of payments in respect of the Indebtedness or Company Transaction Expenses that remains unpaid as of immediately prior to the Effective Time, by wire transfer of immediately available funds, the amount payable to such Person as specified in the Closing Payment Certificate.

1.15 Determination of Final Purchase Price.

(a) Post-Closing Calculations. Within seventy-five (75) days after the Closing Date, Purchaser shall prepare and deliver to Stockholders’ Agent a statement setting forth (i) a balance sheet of Company as of the close of business on the Closing Date (without giving effect to the transactions contemplated herein) and (ii) its calculation of the Closing Merger Consideration as of the close of business on the Closing Date, which shall be based upon such balance sheet, certified by the Chief Financial Officer of Purchaser that such statement was prepared in accordance with GAAP, applied using the same accounting methods, practices, principles, policies and procedures, with consistent classifications, judgments and valuation and estimation methodologies that were used in the preparation of the compiled Financial Statements for the Most Recent Fiscal Year End as if such statement was being prepared as of a fiscal year end (the “Closing Merger Consideration Statement”). Stockholders’ Agent shall have forty-five (45) days following its receipt of the Closing Merger Consideration Statement and the supporting detail (the “Review Period”) to review the foregoing. On or before the expiration of the Review Period, Stockholders’ Agent shall deliver to Purchaser a written statement accepting or objecting to the Closing Merger Consideration Statement (the “Response Notice”) and if objecting, providing reasonable detail with respect to such objection. During the Review Period, Purchaser shall provide Stockholders’ Agent and its representatives reasonable access to the records, properties, and personnel relating to the preparation of the Closing Merger Consideration Statement and shall cause its personnel to reasonably cooperate with Stockholders’ Agent in connection with its review of the Closing Merger Consideration Statement. In the event that Stockholders’ Agent does not deliver the Response Notice on or before the expiration of the Review Period, the Closing Merger Consideration Statement shall be deemed final and binding for all purposes under this Section 1.15.

(b) Disputes. In the event that Stockholders’ Agent objects to all or any portion of the Closing Merger Consideration Statement within the Review Period, Purchaser and Stockholders’ Agent shall promptly meet and in good faith attempt to resolve such objections. Any such objections which cannot be resolved between Purchaser and Stockholders’ Agent within thirty (30) days following Purchaser’s receipt of the Response Notice shall be resolved in accordance with this Section 1.15(b). Should Stockholders’ Agent and Purchaser not be able to resolve such objections set forth in the Response Notice within the thirty (30) day period described above, Purchaser or Stockholders’ Agent may submit the matter to an accounting firm mutually acceptable to Purchaser and Stockholders’ Agent both acting in good faith (the “Accounting Referee”) for review and resolution, with instructions to complete the same as promptly as practicable, but in any event within thirty (30) days of its engagement, and to resolve any objections consistent with the terms of this Agreement. The Accounting Referee shall only have authority to make determinations in respect of those specific items for which an objection has been raised in the Response Notice, and all determinations shall be based solely on the presentations of Purchaser and Stockholders’ Agent and their respective representatives, and not by independent review. In resolving any disputed item, the Accounting Referee shall be bound by the principles set forth in this Section 1.15. The Accounting Referee shall deliver a statement setting forth its resolution of the dispute within thirty (30) days of the submission of the dispute to such firm, which resolution, absent manifest error, shall be binding and conclusive on the parties and not subject to appeal. The Closing Merger Consideration Statement shall be modified if necessary to reflect such determination by the Accounting Referee. The fees and costs of the Accounting Referee, if one is required, shall be payable by Purchaser, on the one hand, and Stockholders’ Agent (on behalf of the Securityholders), on the other hand, based upon the percentage which the portion of the contested amount not awarded to Purchaser or Stockholders’ Agent (on behalf of the Securityholders) bears to the amounts actually contested by Purchaser and Stockholders’ Agent, as determined by the Accounting Referee.

(c) Post-Closing Adjustments; Payment.

(i) The “Post-Closing Adjustment” means an amount equal to the Closing Merger Consideration as finally determined pursuant to this Section 1.15 minus the Preliminary Closing Merger Consideration.

(ii) If the Post-Closing Adjustment is a negative number, within three (3) Business Days after the final determination of the Post-Closing Adjustment, the Escrow Agent, in accordance with the terms of the Escrow Agreement, shall distribute from the Adjustment Escrow Share Amount (A) to Purchaser, a number of shares equal to the absolute value of the Post-Closing Adjustment divided by the Parent Share Price, and (B) the remaining Adjustment Escrow Share Amount, if any, to (1) the Exchange Agent, in respect to the Stockholders (other than any holders of Dissenting Shares) for further distribution in accordance with the Consideration Spreadsheet, (2) the Surviving Corporation, in respect to the Optionholders for further distribution in accordance with the Consideration Spreadsheet and Surviving Corporation’s payroll procedures (and in any event within one (1) payroll period of the date of such release of the Post-Closing Adjustment) and (3) to the Surviving Corporation, in respect to the Warrantholders for further distribution in accordance with the Consideration Spreadsheet. The Adjustment Escrow Share Amount shall serve as the sole source of recovery for amounts owed to Purchaser pursuant to this Section 1.15(c)(ii).

(iii) If the Post-Closing Adjustment is a positive number, within three (3) Business Days after the final determination of the Post-Closing Adjustment, (A) the Escrow Agent, in accordance with the terms of the Escrow Agreement, shall distribute all Merger Shares included in the Adjustment Escrow Share Amount and (B) Purchaser shall deliver an additional number of shares of Parent Common Stock equal to the value of the Post-Closing Adjustment divided by the Parent Share Price to (1) the Exchange Agent, in respect to the Stockholders (other than any holders of Dissenting Shares) for further distribution in accordance with the Consideration Spreadsheet, (2) the Surviving Corporation, in respect to the Optionholders for further distribution in accordance with the Consideration Spreadsheet and Surviving Corporation’s payroll procedures (and in any event within one (1) payroll period of the date of such release of the Post-Closing Adjustment) and (3) to the Surviving Corporation, in respect to the Warrantholders for further distribution in accordance with the Consideration Spreadsheet.

(d) Adjustments for Tax Purposes. Any payments made pursuant to this Section 1.15 shall be treated as an adjustment to the Merger Consideration by the parties for Tax purposes, unless otherwise mandated by Legal Requirements.

1.16 CFO Certificate; Consideration Spreadsheet.

(a) Prior to the Closing Date, Company shall prepare and deliver to Purchaser a certificate (the “Closing Payment Certificate”), which shall be certified by the Chief Financial Officer of Company, and which shall be in form and substance acceptable to Purchaser, and which shall include the following: (i) Company’s good faith estimate of the Closing Merger Consideration (the “Preliminary Closing Merger Consideration”), which Preliminary Closing Merger Consideration was prepared in accordance with GAAP, applied using the same accounting methods, practices, principles, policies and procedures, with consistent classifications, judgments and valuation and estimation methodologies that were used in the preparation of the Audited Financial Statements for the Most Recent Fiscal Year End as if such the Closing Merger Consideration was being prepared as of a fiscal year, (ii) a list of any outstanding Indebtedness and any Company Transaction Expenses, and (iii) a spreadsheet (the “Consideration Spreadsheet”), attached as Schedule A hereto, which shall set forth, as of the Closing Date and immediately prior to the Effective Time, the following:

(i) the names, addresses and email addresses (to the extent available) of all Stockholders and the number of shares of Company Stock held by each such Person, and in the case of Company Series A Preferred Stock, the number of shares of Company Common Stock subject to such Company Series A Preferred Stock;

(ii) the names, addresses and email addresses (to the extent available) of all Optionholders, together with the number of shares of Company Common Stock subject to Options held by such Optionholders;

(iii) the names, addresses and email addresses (to the extent available) of all Warrantholders, together with the number of shares of Company Common Stock subject to Company Warrants held by such Warrantholders;

(iv) a calculation of the Adjusted Fully Diluted Shares Outstanding;

(v) calculations of the Closing Merger Consideration and Merger Consideration and the amount of the Merger Consideration payable to each Securityholder (before withholding Taxes, if any); and

(vi) each Securityholder’s Escrow Pro Rata Share as of the Closing (as a percentage interest) of the Escrow Share Amount and Escrow Cash Amount.

(b) The parties agree that Parent, Purchaser, Merger Sub and Stockholders’ Agent shall be entitled to rely on the Consideration Spreadsheet in making payments under this Agreement and shall not be responsible for the calculations or the determinations regarding such calculations in such Consideration Spreadsheet.

1.17 Parent Board Observer Seat. The Parent Board shall appoint D. Scott Peterson (the “Company Director”) to serve, effective as of the Effective Time, as a board observer, with his initial term ending on December 31, 2025. The Company Director shall receive compensation from Parent for his service as a board observer that is consistent with the compensation of other non-employee members of the Parent Board.

1.18 Parent Share Floor Mechanics. If the Closing Price of the Parent Common Stock (after taking into account any stock splits, stock reclassifications, divisions, recapitalizations, reorganizations or similar events with respect to the Parent Common Stock occurring after the Closing Date) does not equal or exceed Five Dollars ($5.00) for at least ten (10) trading days over any period of thirty (30) consecutive trading days during the period beginning on the six (6) month anniversary of Closing and ending on the eighteen (18) month anniversary of Closing, then, no later than five (5) Business Days following the date that is the eighteen (18) month anniversary of Closing, Parent shall deliver One Million Five Hundred Thousand (1,500,000) shares of Parent Common Stock (or the equivalent number, after giving effect to any stock splits, stock reclassifications, divisions, recapitalizations, reorganizations or similar events with respect to the Parent Common Stock occurring after the Closing Date) to the Exchange Agent for further distribution to the Securityholders (other than any holders of Dissenting Shares) in accordance with the Consideration Spreadsheet. Any issuance of Parent Common Stock pursuant to this Section 1.18 shall be treated for all purposes, including for U.S. federal and applicable state and local Tax purposes, as an adjustment to the Purchase Price to the maximum extent permitted by applicable Legal Requirements. “Closing Price” shall mean the closing price on the applicable trading day for one share of Parent Common Stock on the Nasdaq Stock Market (or such other exchange or recognized quotation system on which the trading prices of shares of Parent Common Stock are listed or quoted at the relevant time).

2. Representations and Warranties of Company

Except as set forth in the corresponding section of the disclosure schedule delivered to Purchaser and Merger Sub by Company (the “Company Disclosure Schedule”), Company represents and warrants to Purchaser and Merger Sub as of the date hereof as follows:

2.1 Due Organization; Subsidiaries; Etc..

(a) Organization. Company has been duly incorporated, and is validly existing and in good standing under the Laws of the State of Utah. Company has full power and authority (i) to conduct its business in the manner in which its business is currently being conducted; and (ii) to own and use its assets in the manner in which its assets are currently owned and used; and (iii) to perform its obligations under all Contracts to which it is a party or by which it is bound.

(b) Qualification. Company is qualified, licensed or admitted to do business as a foreign corporation, and is in good standing (to the extent that the applicable jurisdiction recognizes the concept of good standing), under the Laws of each jurisdiction in which the properties and assets owned, leased or operated by it or the conduct of its business requires such qualification, license or admission, except where the failure to be so qualified, licensed or admitted would not have a Company Material Adverse Effect. Section 2.1(b) of the Company Disclosure Schedule accurately sets forth each jurisdiction where Company is qualified, licensed and admitted to do business.

(c) Directors and Officers. Section 2.1(c) of the Company Disclosure Schedule accurately sets forth: (i) the names of the members of the board of directors of Company; and (ii) the names and titles of the officers of Company.

2.2 Charter Documents. Company has made available to Purchaser accurate and complete copies of (a) its articles of incorporation and bylaws, including all amendments thereto (the “Charter Documents”); and (b) the minutes and other records of the meetings and other proceedings (including any actions taken by written consent or otherwise without a meeting) of the stockholders, the board of directors and all committees of the board of directors of Company since January 1, 2018, which minutes or other records contain a complete summary of all meetings of directors and stockholders, and all actions taken thereat or by written consent, since January 1, 2018. Since January 1, 2018, all actions taken and all transactions entered into by Company have been duly approved by all necessary action of the board of directors and stockholders of Company as required by the Charter Documents or the Laws of the jurisdiction of Company’s incorporation. Except as set forth on Section 2.2 of the Company Disclosure Schedule, there has been no material violation of any of the provisions of the Charter Documents, and Company has not taken any action that is inconsistent in any material respect with any resolution adopted by Company’s stockholders, board of directors or any committee of the board of directors. Prior to January 1, 2018, to the Company’s Knowledge, and except as set forth on Section 2.2 of the Company Disclosure Schedule, all material actions taken and all material transactions entered into by Company have been duly approved by all necessary action of the board of directors and stockholders of Company as required by the Charter Documents or the Laws of the jurisdiction of Company’s incorporation, and there has been no material violation of any of the provisions of the Charter Documents, and Company has not taken any action that is inconsistent in any material respect with any resolution adopted by Company’s stockholders, board of directors or any committee of the board of directors. Since January 1, 2018 and except as set forth on Section 2.2 of the Company Disclosure Schedule, the stock records, minute books, and other corporate records of Company are accurate and up to date and complete in all respects, and have been maintained in accordance with reasonable business practices and all applicable Legal Requirements.

2.3 Capitalization.

(a) Outstanding Securities. The authorized capital stock of Company consists of 88,258,523 shares. The total number of shares of Company Common Stock that Company has the authority to issue is 67,000,000 shares, par value $0.001 per share, of which 14,839,113 shares are issued and outstanding as of the date of this Agreement. The total number of shares of Company Series A Preferred Stock that Company has the authority to issue is 21,258,523 shares, no par value per share, of which 21,258,523 shares are issued and outstanding as of the date of this Agreement. There are no shares of Company Stock held in Company’s treasury. Company has never declared or paid any dividends on any shares of its capital stock. Schedule A sets forth the names of the Stockholders and the class and number of shares of Company Stock owned of record by each of the Stockholders. All of the outstanding shares of Company Stock have been duly authorized and validly issued, fully-paid and non-assessable. None of the outstanding shares of Company Stock are subject to any repurchase option, forfeiture provision, or restriction on transfer (other than restrictions on transfer imposed by virtue of applicable federal and state securities Laws) except as set forth on Section 2.3(a) of the Company Disclosure Schedule. The Company Subsidiary does not own any shares of Company Stock.

(b) Stock Options. Except as set forth in Schedule A, there are no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, or other Contracts or commitments that could require Company to issue, sell, or otherwise cause to become outstanding any of its capital stock. There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or similar rights with respect to Company.

(c) No Other Securities. Except as set forth in Schedule A there is no: (i) outstanding subscription, option, call, convertible note, warrant or right (whether or not currently exercisable) to acquire any shares of Company Stock or other securities of Company or any derivative of any of the foregoing; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of Company Stock (or cash based on the value of such shares) or other securities of Company or any derivative of any of the foregoing; (iii) Contract under which Company is or may become obligated to sell or otherwise issue any shares of Company Stock or any other securities, including any promise or commitment to grant any securities of Company to an employee of or other service provider to Company; or (iv) any condition or circumstance that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of Company Stock or other securities of Company.

(d) Legal Issuance. All issued and outstanding shares of Company Stock and all other issued and outstanding securities have been issued and granted in material compliance with all applicable securities Laws and other applicable Legal Requirements. None of the outstanding shares of Company Stock were issued in violation of any preemptive right, subscription right, right of first refusal or other similar right to subscribe for or purchase securities of Company as required by the Charter Documents or any Legal Requirement.

(e) Repurchased Shares. Except as set forth on Section 2.3(e) of the Company Disclosure Schedule, Company has not repurchased or redeemed any shares of capital stock of Company during the past three (3) years.

2.4 Subsidiaries.

(a) Other than Sleep Genius, LLC, a Utah limited liability company (the “Company Subsidiary”), Company does not own or control, directly or indirectly, any interest in any corporation, partnership, limited liability company, association or other Entity. Company does not directly or indirectly own, beneficially or otherwise, any Equity Interests of any other Entity. Company has not agreed nor is it obligated to make any future investment in or capital contribution to any Entity.

(b) The Company Subsidiary has been duly formed and is validly existing and (to the extent such concept exists under applicable Law) in good standing under the Laws of the State of Utah and has all requisite corporate power and authority to own, lease and operate its properties and assets and to conduct the business, except where the failure to be in good standing would not reasonably be expected to have a Company Material Adverse Effect.

(c) Company is, directly or indirectly, the record holder and beneficial owner of all of the outstanding Equity Interests of the Company Subsidiary, free and clear of any Encumbrance (other than restrictions under applicable securities Laws). All of such Equity Interests (i) have been duly authorized, (ii) are validly issued, fully-paid and non-assessable and (iii) were not offered, issued or granted in violation of any preemptive right, subscription right, right of first refusal or other similar right. The Company Subsidiary does not own, directly or indirectly, any Equity Interests of any other Person.

(d) There are no outstanding options, warrants, rights, calls, convertible securities or other Contracts to which Company or the Company Subsidiary is bound with respect to the transfers, voting or other disposition of the Equity Interests of the Company Subsidiary. There are no outstanding or authorized stock appreciation, phantom or similar rights with respect to the Company Subsidiary. There are no voting trusts, stockholder agreements, proxies or other Contracts or understandings in effect to which Company or the Company Subsidiary is a party with respect to the voting or transfer of any of the Company Subsidiary’s Equity Interests. Neither Company nor the Company Subsidiary has granted to any Person any Contract, warrant or option, or any other conversion right or right to purchase, subscribe for or receive an issuance of any Equity Interests of the Company Subsidiary.

2.5 Financial Statements; Liabilities.

(a) Delivery of Financial Statements. Section  2.5(a) of the Company Disclosure Schedule contains a true and correct copy of (i) the audited consolidated financial statements of Company and the Company Subsidiary as of December 31, 2020 and December 31, 2021 (the “Most Recent Fiscal Year End”, and such audited financial statements, the “Audited Financial Statements”), and (ii) the unaudited consolidated financial statements of Company and the Company Subsidiary as of July 31, 2022 (the “Latest Balance Sheet Date”, and the balance sheet as of the Latest Balance Sheet Date, the “Latest Balance Sheet”). The unaudited financial statements are referred to herein as the “Unaudited Financial Statements” and the Audited Financial Statements and Unaudited Financial Statements are together referred to herein as the “Financial Statements”.

(b) Fair Presentation. The Financial Statements and the Unaudited Financial Statements are complete and accurate in all material respects and present fairly in all material respects the financial position of Company as of the respective dates thereof and the results of operations and cash flows of Company for the periods covered thereby; provided, however, that the Unaudited Financial Statements are subject to normal, recurring year-end adjustments (the effect of which will not, individually or in the aggregate, be material).

(c) Internal Controls. The systems of internal accounting controls maintained by Company are sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements that are complete and accurate in all material respects and to maintain proper accountability for assets; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(d) Accounts Receivable. Section 2.5(d) of the Company Disclosure Schedule lists all accounts receivable of Company existing as of five (5) Business Days prior to the date of this Agreement (the “Scheduling Date”). Except as set forth in Section 2.5(d) of the Company Disclosure Schedule or as reserved for in the Latest Balance Sheet, all accounts receivable of Company as of the Scheduling Date (i) represent valid obligations of customers of Company arising from bona fide transactions entered into in the ordinary course of business and (ii) are current and, to Company’s Knowledge, collectible without any counterclaim or set off, when due.

(e) No Liabilities. Neither Company nor the Company Subsidiary has any Liabilities except for: (i) Liabilities reflected or reserved against as such in the Audited Financial Statements as of the Most Recent Fiscal Year End; (ii) Liabilities in an aggregate amount less than One Hundred Thousand Dollars ($100,000) that have been incurred by Company or the Company Subsidiary after the date of the Audited Financial Statements for the Most Recent Fiscal Year End in the ordinary course of business and consistent with Company’s past practices (none of which relates to any breach of Contract, breach of warranty, tort, infringement, or violation of Law or arose out of any Legal Proceeding); (iii) the Liabilities otherwise expressly disclosed in Section 2.5(e) of the Company Disclosure Schedule; (iv) Liabilities for performance of obligations of Company and the Company Subsidiary apparent on the face of Contracts that have been made available to Purchaser; and (v) Liabilities incurred in connection with the transactions contemplated hereby. As of the date hereof, neither Company nor the Company Subsidiary guarantee payment or performance of the Liability of any other Person or has pledged any of its assets to secure the Liability of another Person.

(f) Accounts Payable and Accrued Liabilities. Except as set forth in Section 2.5(f) of the Company Disclosure Schedule, all accounts payable and accrued liabilities of Company as of the date of the Effective Time represent valid obligations of Company arising from bona fide transactions entered into in the ordinary course of business.

(g) No “Off-Balance Sheet” Arrangements. Neither Company nor the Company Subsidiary has ever effected or otherwise been involved in any “off-balance sheet arrangements” (as defined in Item 303(a)(4)(ii) of Regulation S-K under the Securities Exchange Act of 1934, as amended). Without limiting the generality of the foregoing, Company has never guaranteed any debt or other similar obligation of any other Person.

2.6 Customers, Distributors and Suppliers.

(a) Top Customers and Distributors. Section 2.6(a) of the Company Disclosure Schedule sets forth a list of the ten (10) largest (by revenues received) customers and other Persons (including sales representatives, distributors, resellers and channel partners) from which Company and the Company Subsidiary received the most revenues in the twelve (12) months ended December 31, 2021. As of the date of this Agreement, none of such customers or such other Persons has notified Company or the Company Subsidiary in writing that it has terminated or intends to terminate or materially amend its Contract with Company or the Company Subsidiary (other than expirations, terminations or reductions in the ordinary course of business).

(b) Top Suppliers. Section 2.6(b) of the Company Disclosure Schedule sets forth a list of the ten (10) largest (by amounts paid) suppliers to whom Company and the Company Subsidiary has paid the most consideration in the twelve (12) months ended December 31, 2021. As of the date of this Agreement, none of such suppliers has notified Company or the Company Subsidiary in writing that it has terminated or intends to terminate or materially amend its Contract with Company or the Company Subsidiary (other than expirations, terminations or reductions in the ordinary course of business).

2.7 Absence of Changes. Except as set forth in Section 2.7 of the Company Disclosure Schedule, since the Latest Balance Sheet Date:

(a) there has not occurred any Company Material Adverse Effect;

(b) there has not been any material Loss, damage or destruction to, or any interruption in the use of, any of Company’s or the Company Subsidiary’s assets (whether or not covered by insurance);

(c) neither Company nor the Company Subsidiary has declared, accrued, set aside or paid any dividend or made any other distribution in respect of any shares of its capital stock or other securities;

(d) neither Company nor the Company Subsidiary has sold, issued, granted or authorized the sale, issuance or grant of: (i) any capital stock or other security or derivative thereof; (ii) any option, call, warrant or right to acquire any capital stock or other security or any derivative of any of the foregoing; or (iii) any instrument convertible into or exchangeable for any capital stock (or cash based on the value of such capital stock) or other security;

(e) except as contemplated in this Agreement, neither Company nor the Company Subsidiary has amended or waived any of its rights under, or permitted the acceleration of vesting under any stock options, restricted stock or restricted stock unit agreement;

(f) there has been no amendment to any of the Charter Documents, and neither Company nor the Company Subsidiary has effected or been a party to any recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction;

(g) neither Company nor the Company Subsidiary has made any capital expenditure which, when added to all other capital expenditures made on behalf of Company, exceeds Fifty Thousand Dollars ($50,000);

(h) neither Company nor the Company Subsidiary has amended or prematurely terminated, or waived any material right or remedy under any Contract that is or would constitute a Listed Contract;

(i) neither Company nor the Company Subsidiary has: (i) acquired, leased or licensed any right or other asset from any other Person except in the ordinary course of business and consistent with past practices of Company; (ii) sold or otherwise disposed of, or leased or licensed, any right or other asset to any other Person except in the ordinary course of business and consistent with past practices of Company; or (iii) waived or relinquished any right, except for immaterial rights or other immaterial assets acquired, leased, licensed or disposed of in the ordinary course of business and consistent with past practices of Company;

(j) neither Company nor the Company Subsidiary has written off as uncollectible, or established any extraordinary reserve with respect to, any account receivable or other Indebtedness in excess of Ten Thousand Dollars ($10,000) with respect to a single matter, or in excess of Fifty Thousand Dollars ($50,000) in the aggregate;

(k) neither Company nor the Company Subsidiary has made any pledge of any of its assets or otherwise permitted any of its assets to become subject to any Encumbrance, except for Permitted Liens;

(l) neither Company nor the Company Subsidiary has: (i) lent money to any Person (other than pursuant to routine and reasonable travel advances made to current employees of Company or the Company Subsidiary in the ordinary course of business); or (ii) incurred or guaranteed any Indebtedness for borrowed money;

(m) neither Company nor the Company Subsidiary has: (i) made (or promised to make) any bonus, profit-sharing or similar payment to, or increased (or promised to increase) the amount of wages, salary, commissions, fringe benefits or other compensation (including equity-based compensation, whether payable in cash or otherwise) or remuneration payable to, any of its directors, officers or employees other than normal recurring increases or bonuses made in the ordinary course of business and consistent with past practice or as otherwise required by Legal Requirements or the terms of a Company Employee Plan or Company Employee Agreement; or (ii) other than with respect to non-officer employees and in the ordinary course of business and consistent with past practices, hired any new employee;

(n) neither Company nor the Company Subsidiary has discharged any Encumbrance or discharged or paid any Indebtedness or other Liability, except for accounts payable that (i) are reflected as current liabilities in the Latest Balance Sheet or have been incurred by it since December 31, 2021 in the ordinary course of business and consistent with past practices, and (ii) have been discharged or paid in the ordinary course of business and consistent with past practices;

(o) neither Company nor the Company Subsidiary has changed any of its methods of accounting or accounting practices in any material respect;

(p) neither Company nor the Company Subsidiary has made or changed any material Tax election, adopted or changed an accounting method in respect of Taxes, entered into a Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement or closing agreement (other than a lease, customer Contract or other agreement entered into in the ordinary course of Company’s business, the principal purpose of which does not relate to Taxes (an “Ordinary Commercial Agreement”)), made any material amendment to any Tax Return, settled or comprised a claim, notice, audit report or assessment in respect of Taxes, or consented to an extension or waiver of the statutory limitation period applicable to a claim or assessment in respect of Taxes (other than any such extension that arises solely as a result of an extension of time to file a Tax Return obtained in the ordinary course of business of not more than six (6) months);

(q) except as set forth on Section 2.7 of the Company Disclosure Schedule, neither Company nor the Company Subsidiary has commenced or settled any Legal Proceeding; and

(r) neither Company nor the Company Subsidiary has agreed or committed to take any of the actions referred to in clauses (c) through (p) above.

2.8 Title to and Sufficiency of Assets.

(a) Good Title. Except as otherwise provided in Section 2.8(a) of the Company Disclosure Schedule, Company or the Company Subsidiary owns, and has good and valid title to, all tangible personal property purported to be owned by it, including: (i) all tangible personal property reflected on the Financial Statements and the Unaudited Financial Statements; and (ii) all other tangible personal property reflected in the books and records of Company as being owned by Company or the Company Subsidiary. All of said assets are owned by Company or the Company Subsidiary free and clear of any liens or other Encumbrances, except for Permitted Liens. The assets owned by Company and the Company Subsidiary are all of the assets necessary for Company to conduct its business as currently conducted.

(b) Sufficiency of Assets. The properties, buildings, fixtures, machinery, equipment, and other items of tangible personal property owned by or leased to Company and the Company Subsidiary (i) constitute all of the material properties and assets used in or necessary to conduct the business and are reasonably sufficient for the conduct of Company’s business in the manner in which it is currently being conducted, (ii) are in good operating condition and repair (subject to normal wear and tear), and are adequate for the uses to which they are being put in all material respects, and (iii) except for as otherwise set forth on Section 2.8(b) of the Company Disclosure Schedule, none is in need of maintenance or repairs except for ordinary, routine maintenance and repairs that are not material in nature or cost.

2.9 Bank Accounts. Section 2.9 of the Company Disclosure Schedule provides the following information with respect to each account maintained by or for the benefit of Company and the Company Subsidiary at any bank or other financial institution: (a) the name of the bank or other financial institution at which such account is maintained; (b) the type and primary use of account; and (c) the names of all Persons who are authorized to sign checks or other documents with respect to such account and the type of access each such signer holds (administrative, view, transactional, etc.). There are no safe deposit boxes or similar arrangements maintained by or for the benefit of Company or the Company Subsidiary.

2.10 Inventory. All inventory of Company and the Company Subsidiary existing as of the Latest Balance Sheet, consists of a quality and quantity usable and salable in the ordinary course of business consistent with past practice, except for obsolete, damaged, defective or slow-moving items that have been written off or written down to fair market value or for which adequate reserves have been established. All such inventory is owned by Company or the Company Subsidiary free and clear of all Encumbrances, and, except as set forth in Section 2.10 of the Company Disclosure Schedule, no inventory is held on a consignment basis. The quantities of each item of inventory (whether raw materials, work-in-process or finished goods) are not excessive, but are reasonable in the present circumstances of Company.

2.11 Real Property. Neither Company nor the Company Subsidiary owns any real property. Section 2.11 of the Company Disclosure Schedule sets forth the address of each parcel of Leased Real Property, and a true and complete list of all Leases for each such Leased Real Property (including the date and name of the parties to such Lease document). Company has made available to Purchaser a true and complete copy of each such Lease document. Except as set forth in Section 2.11 of the Company Disclosure Schedule, with respect to each of the Leases: (i) the transactions contemplated by this Agreement do not require the consent of any other party to such Lease, will not result in a breach of or default under such Lease, and will not otherwise cause such Lease to cease to be legal, valid, binding, enforceable by Company in accordance with its terms and in full force and effect on identical terms following the Effective Time; (ii) there are no disputes with respect to such lease, (iii) none of Company, the Company Subsidiary or to Company’s Knowledge any other party to the Lease is in breach of or default under such Lease, and to Company’s Knowledge no event has occurred or circumstance exists with respect to any other party to the Lease that, with the delivery of notice, the passage of time or both, would constitute such a breach or default, or permit the termination, modification or acceleration of rent under such Lease; (iv) no security deposit or portion thereof deposited with respect to such Lease has been applied in respect of a breach of or default under such Lease that has not been redeposited in full; (v) the other lessor party to such Lease is not an Affiliate of, and otherwise does not have any economic interest in, Company or the Company Subsidiary; (vi) neither Company nor the Company Subsidiary has subleased, licensed or otherwise granted any Person the right to use or occupy the Leased Real Property or any portion thereof; (vii) neither Company nor the Company Subsidiary has collaterally assigned or granted any other Encumbrance in such Lease or any interest therein; (viii) the Leases are in full force and effect and have not been modified or amended except as set forth in Section 2.11 of the Company Disclosure Schedule, and Company is in possession of all the premises covered by the Leases; and (ix) there are no actions pending or threatened by any Governmental Body against Company with regard to its use of the premises or, to Company’s Knowledge, against the premises.

2.12 Intellectual Property.

(a) Intellectual Property Rights. Section 2.12(a) of the Company Disclosure Schedule contains a correct, current, and complete list of (i) all Company IP Registrations, specifying as to each, as applicable: the title, mark, or design; the record owner and inventor(s), if any; the jurisdiction by or in which it has been issued, registered, or filed; the patent, registration, or application serial number; the issue, registration, or filing date; and the current status; (ii) all unregistered trademarks included in the Company IP that are used in or material to the conduct of Company’s or the Company Subsidiary’s business as currently conducted; (iii) all proprietary software of Company or of the Company Subsidiary; and (iv) all other Company IP that is material to the conduct of Company’s or the Company Subsidiary’s business as currently conducted and as proposed to be conducted. Where any of the foregoing are wholly or partially owned by (or registered, filed or held in the name of) any Company Subsidiary, Section 2.12(a) of the Company Disclosure Schedule so indicates.

(b) Company IP Contracts. Section 2.12(b) of the Company Disclosure Schedule contains a correct, current, and complete list of all Company IP Contracts (other than non-exclusive licenses to commercially available off-the-shelf software for which Company and the Company Subsidiary have not paid and do not pay, in each instance, more than Fifteen Thousand Dollars ($15,000) for a perpetual license or more than Ten Thousand Dollars ($10,000) annually, and that is not incorporated into or essential to any Company Products and that has not been customized by or for Company or the Company Subsidiary) specifying for each the date, title and parties thereto, and separately identifying the Company IP Contracts: (i) under which Company or the Company Subsidiary is a licensor or otherwise grants to any Person any right to or interest in any Company IP; and (ii) under which Company or the Company Subsidiary is a licensee or is otherwise granted any right or interest relating to the Intellectual Property Rights or Technology of any Person, in each case identifying the Intellectual Property Rights or Technology covered by such Company IP Contract. Company has provided Purchaser with true and complete copies (or in the case of any oral agreements, a complete and correct written description) of all such Company IP Contracts, including all modifications, amendments and supplements thereto and waivers thereunder. Each Company IP Contract is valid and binding on Company and/or each applicable Company Subsidiary in accordance with its terms and is in full force and effect. Neither Company nor the Company Subsidiary nor, to the Knowledge of Company, any other party thereto is, or is alleged to be, in breach of or default under, or has provided or received any notice of breach of, default under, or intention to terminate (including by non-renewal), any Company IP Contract. Neither Company nor the Company Subsidiary has received or paid any funding from or to any Governmental Body or educational institution, whether directly or indirectly through any subcontract, for development of any Intellectual Property Rights or Technology, except pursuant to the Company IP Contracts listed in Section 2.12(b) of the Company Disclosure Schedule.

(c) Royalty Obligations. Except as set forth on Section 2.12(c) of the Company Disclosure Schedule, neither Company nor the Company Subsidiary is obligated to pay royalties, fees, commissions or other similar payments on account of its use or practicing of any Company IP, or royalties, fees, commissions or other similar payments to any third party for the right to manufacture, sell, or otherwise dispose of Company Products, other than sales commissions paid to employees according to Company’s standard commission plan.

(d) Ownership. Company is the sole and exclusive legal and beneficial, and with respect to the Company IP Registrations, record, owner of all right, title, and interest in and to the Company IP, and has the valid and enforceable right to use (in the manner currently used by Company or the Company Subsidiary in the conduct of its or their business) all other Intellectual Property Rights and Technology used or held for use in or necessary for the conduct of Company’s and the Company Subsidiary’s business as currently conducted and as proposed to be conducted, in each case, free and clear of Encumbrances other than Permitted Liens. Company and the Company Subsidiary have entered into binding, valid and enforceable, written Contracts with each current and former employee and independent contractor who contributed or is contributing to the invention, discovery, creation, or development of any Company IP during the course of employment or engagement with Company or such Company Subsidiary, whereby such employee or independent contractor (i) acknowledges Company’s or such Company Subsidiary’s exclusive ownership of all Company IP invented, discovered, created, or developed by such employee or independent contractor within the scope of his or her employment or engagement with Company or such Company Subsidiary; (ii) grants to Company or such Company Subsidiary a present, irrevocable assignment of any ownership interest such employee or independent contractor may otherwise have in or to such Company IP, to the extent Company or such Company Subsidiary does not automatically and solely own the same as a “work made for hire” under applicable Law; and (iii) irrevocably waives any right or interest, including any moral rights, regarding any such Company IP, to the extent permitted by applicable Law. Company has provided Purchaser with true and complete copies of all such Contracts. All assignments and other instruments necessary to establish, record, and perfect Company’s and the Company Subsidiary’s ownership interests in the Company IP Registrations have been validly executed, delivered, and filed with the relevant Governmental Bodies and authorized registrars. Company and the Company Subsidiary are not engaged in any Legal Proceeding, and have not received any written notice or claim, challenging or questioning Company’s or the Company Subsidiary’s ownership of or other rights or interests in (or asserting any other Person’s alleged ownership of or other rights or interests in) any Company IP.

(e) Valid and Enforceable. All of the Company IP is valid and enforceable, and all Company IP Registrations are subsisting and in full force and effect. Company and the Company Subsidiary have taken commercially reasonable steps at all relevant times to maintain and enforce the Company IP and to preserve the confidentiality of all trade secrets included in the Company IP, including by requiring all Persons having access thereto to execute binding, written non-disclosure agreements. Without limiting the foregoing, Company holds as part of the Company IP, and has at all times maintained the secrecy and enforceability of, trade secrets that are material to the manufacture of each Company Product. All required filings and fees related to the Company IP Registrations have been timely submitted with and paid to the relevant Governmental Bodies and authorized registrars. Company has provided Purchaser with true and complete copies of all file histories, documents, certificates, office actions, correspondence, assignments, and other instruments relating to the Company IP Registrations. Neither Company, the Company Subsidiary, nor, to the Knowledge of Company, have any of its or their employees, executives, directors, attorneys, agents or other representatives engaged in inequitable conduct, fraud on any applicable Governmental Body, or patent misuse with respect to any of the patents, trademarks, patent applications, or trademark applications included in the Company IP nor any other conduct that could render invalid or unenforceable any such patents, trademarks, patent applications, or trademark applications. Company and the Company Subsidiary are not engaged in any Legal Proceeding, and have not received any notice or claim, challenging the validity, enforceability, protectability or scope of any Company IP (including but not limited to any patent or trademark opposition or interference proceeding) or indicating an intention on the part of any Person to do so.

(f) No Third-Party Infringement of Company IP. To Company’s Knowledge, no Person has infringed, misappropriated or otherwise violated, and no Person is currently infringing, misappropriating or otherwise violating, any Company IP. Company and the Company Subsidiary have taken reasonable and appropriate actions to police its and their trademarks included in the Company IP (that are used in or material to the conduct of the business of Company or the Company Subsidiary as currently conducted) against third party infringement or dilution. Section 2.12(f) of the Company Disclosure Schedule accurately identifies by matter each material letter or other written or electronic communication or correspondence that has been sent by or to Company or the Company Subsidiary or any representative of Company or the Company Subsidiary regarding any actual, alleged or suspected infringement or misappropriation of any Company IP, and provides a brief description of the current status of the matter referred to in such letter, communication or correspondence, and Company has provided to Purchaser complete and accurate copies of all such letters, communications and correspondence that have been requested (individually or by matter) by Purchaser.

(g) Effects of This Transaction. Neither the execution, delivery or performance by Company or the Company Subsidiary of this Agreement or any other Transactional Agreements referred to in this Agreement to which Company or the Company Subsidiary is a party nor the consummation of the Merger by Company or the Company Subsidiary will, with our without notice or lapse of time, result in, or give any other Person the right or option to cause or declare: (i) a loss by Company or the Company Subsidiary of, or Encumbrance on, any Company IP; (ii) a loss of or Encumbrance on any Technology or Intellectual Property Rights incorporated into or used in the development, testing, manufacturing, marketing, distribution, provision, maintenance or support of any Company Product or Company Software; (iii) a breach by Company or the Company Subsidiary of or default by Company or the Company Subsidiary under any Company IP Contract or other Contract relating to any of Company’s or the Company Subsidiary’s rights in Technology or Intellectual Property Rights incorporated by Company or the Company Subsidiary into or used by Company or the Company Subsidiary in the development, testing, manufacturing, marketing, distribution, provision, maintenance or support of any Company Product or Company Software; (iv) a payment or increased royalty or an obligation to offer any discount or be bound by any “most favored pricing” terms under any Company IP Contract or other Contract relating to any Technology or Intellectual Property Rights incorporated into or used in the development, testing, manufacturing, marketing, distribution, provision, maintenance or support of any Company Product or Company Software; (v) the release, disclosure or delivery of any confidential Company IP by or to any escrow agent or other Person; (vi) any right of termination or cancellation under any Company IP Contract; or (vii) the grant, assignment or transfer to any other Person of any license, immunity or other right or interest in, under, or with respect to any Company IP. Except as set forth in Section 2.12(g) of the Company Disclosure Schedule, immediately following the Closing, all Company IP will be fully transferable, alienable or licensable by Company without restriction and without payment of any kind to any third party to the same extent as prior to the Closing.

(h) No Infringement of Third-Party IP Rights. Neither Company nor the Company Subsidiary has infringed (directly, contributorily, by inducement or otherwise), misappropriated or otherwise violated or made unlawful use of any Intellectual Property Right or Technology of any other Person. The operation of the business of Company and the Company Subsidiary as currently conducted, including the use, development, testing, manufacture, marketing, distribution, provision, maintenance, and support of any Company Product by Company or the Company Subsidiary, does not infringe, misappropriate, violate or make unlawful use of any Intellectual Property Right or Technology of any other Person. Without limiting the generality of the foregoing and except as described in Section 2.12(h) of the Company Disclosure Schedule:

(i) no infringement, misappropriation or similar claim or Legal Proceeding is pending or, to Company’s Knowledge, since January 1, 2018 has been threatened against Company or the Company Subsidiary;

(ii) except as set forth on Section 2.12(h)(ii) of the Company Disclosure Schedule, neither Company nor the Company Subsidiary has received any written notice or, to Company’s Knowledge, oral notice relating to any actual, alleged or suspected infringement, misappropriation or violation by Company, the Company Subsidiary, any Company Employee or agents of Company or the Company Subsidiary of any Intellectual Property Rights or Technology of another Person, including any letter or other communication suggesting or offering that Company or the Company Subsidiary obtain a license to any Intellectual Property Right of another Person; and

(iii) neither Company nor the Company Subsidiary is bound by any Contract to indemnify, defend, hold harmless or reimburse any other Person with respect to, or otherwise assumed or agreed to discharge or otherwise take responsibility for, any existing or potential intellectual property infringement or misappropriation.

(i) Company IT Systems. All Company IT Systems are in good working condition and are sufficient for the operation of Company’s and the Company Subsidiary’s business as currently conducted and, to the Knowledge of Company, as currently proposed to be conducted. In the past five (5) years, there has been no material malfunction, failure, continued substandard performance, denial-of-service, or other cyber incident, including any cyberattack, Data Breach, or other material impairment of the Company IT Systems. Company and the Company Subsidiary have taken all commercially reasonable steps to safeguard the confidentiality, availability, security, and integrity of the Company IT Systems, including implementing and maintaining appropriate backup, disaster recovery, and software and hardware support arrangements.

(j) Privacy. Section 2.12(j) of the Company Disclosure Schedule contains each Company Privacy Policy and identifies, with respect to each Company Privacy Policy the period of time during which such Company Privacy Policy was or has been in effect. Except as described in Section 2.12(j) of the Company Disclosure Schedule, Company and the Company Subsidiary have had at all times the right to receive, collect, retain, disclose, store, transfer, dispose or otherwise process or use (collectively, “Use”) the User Data and Personal Data received by Company or the Company Subsidiary. Neither the execution, delivery or performance of this Agreement or any of the other Transactional Agreements referred to in this Agreement nor the consummation of any of the transactions contemplated by this Agreement constitutes or is likely to constitute a violation of any Company Privacy Policy or any Legal Requirement or Company Contract pertaining to privacy, data security, User Data or Personal Data. No claim is pending or has been, to Company’s Knowledge, threatened against Company alleging a violation of any Person’s rights under any Company Privacy Policy or otherwise pertaining to privacy, data security, User Data or Personal Data or to the actual or alleged violation of any Legal Requirement related thereto.

(k) Personal Data. Section 2.12(k) of the Company Disclosure Schedule identifies and describes each distinct electronic or other database containing (in whole or in part) User Data maintained by or for Company or the Company Subsidiary (the “Company Databases”), as well as: (i) if such Company Database is provided, hosted, or maintained by a third party, the name of the third party; (ii) the types of User Data or Personal Data in each such database; (iii) the security policies that have been adopted and maintained with respect to each such Company Database, the means by which the Personal Data was collected and by which the Personal Data is transmitted to or from the Company Databases (including without limitation whether encryption is used); (iv) the complaints, reports, audits, investigations, administrative proceedings in regard to actual or alleged violations of Legal Requirements pertaining to privacy, data security, User Data or Personal Data; and (v) a list of incidents of Data Breaches discovered or known to Company, whether or not required to be reported in accordance with Legal Requirements. No breach or violation of any such security policy or Company Privacy Policy by Company or the Company Subsidiary or, to the Knowledge of Company, any of their third party vendors or partners has occurred, and to Company’s Knowledge there has been no Data Breach nor any other unauthorized or illegal Use, modification or disclosure of or access to Personal Data or User Data collected or otherwise Used or processed by Company or the Company Subsidiary. Company and the Company Subsidiary have at all times taken commercially reasonable steps (including without limitation implementing and monitoring compliance with measures with respect to digital, technical and physical security) designed to ensure that all Personal Data, User Data and Company Databases are protected against loss and against unauthorized or illegal Use, modification, disclosure or access and Data Breaches.

(l) Data Security. Except as set forth on Section 2.12(l) of the Company Disclosure Schedule, Company and the Company Subsidiary have complied in all material respects with all applicable Laws, Legal Requirements, and all Company Privacy Policies, as well as any Company Contracts, relating to Personal Data, User Data, privacy, or data security. In the past five (5) years, neither Company nor the Company Subsidiary has (i) to the Knowledge of the Company, experienced any actual, alleged, or suspected Data Breach involving Personal Data in its possession or control or (ii) been subject to or received any notice of any audit, investigation, complaint, or other Legal Proceeding by any Governmental Body or other Person concerning Company’s collection, use, processing, storage, transfer, or protection of Personal Data or actual, alleged, or suspected violation of any applicable Law, Legal Requirement, or Company Contract concerning privacy, data security, or Data Breach notification, and to Company’s Knowledge, there are no facts or circumstances that could reasonably be expected to give rise to any such Legal Proceeding.

(m) To the Knowledge of Company, upon termination or expiration of the Product Supply Agreement between Company and Tempur Sherwood, LLC, dated December 21, 2020 (the “TSSA”), the Company and the Company Subsidiary can continue to offer Company Products, other than any Company Product set forth in Section 2.12(m) of the Company Disclosure Schedule.

(n) EdiZONE License Agreement. Company has not sold, licensed, sub-licensed, transferred, encumbered or assigned any of its rights in or to that certain License Agreement dated January 28, 2010 by and between EdiZONE, LLC and the Company (as the same has been amended, the “EdiZONE License”). Company has not taken any action to challenge or invalidate any Technology or Intellectual Property Rights that underlie or are the subject of the EdiZONE License. Neither the execution, delivery, or performance by Company or the Company Subsidiary of this Agreement or any other Transactional Agreement referred to in this Agreement to which Company or the Company Subsidiary is a party nor the consummation of the Merger by the Company or the Company Subsidiary will, with or without notice or lapse of time, result in or give any other Person the right or option to cause or declare, solely as a result of the provisions of a Contract to which Company or the Company Subsidiary is a party, the grant, assignment or transfer to any other Person of any license, immunity, or other right or interest in, under, or with respect to any Technology or Intellectual Property Rights of Purchaser that underlies or is the subject of the EdiZONE License. Except for the representations set forth in this Section 2.12(n), the representations made in this Article 2 exclude the EdiZONE License.

2.13 Contracts.

(a) Section 2.13(a) of the Company Disclosure Schedule sets forth a correct list as of the date hereof of all of the Contracts of the following types to which Company or the Company Subsidiary is a party or by which Company or the Company Subsidiary or its properties or assets is bound:

(i) (A) each Company Contract relating to the employment of, or performance of services by, any Company Employee; (B) any Company Contract pursuant to which Company or the Company Subsidiary will, as a result of the consummation of the transactions under this Agreement, become obligated to make any Change of Control Payment or other severance, termination or similar payment to any Company Employee; and (C) any Company Contract pursuant to which Company or the Company Subsidiary is or will, as a result of the consummation of the transactions under this Agreement, become obligated to make any bonus or similar payment (other than payment in respect of salary) to any Company Employee;

(ii) each Company Contract which provides for any ongoing or surviving indemnification obligations of any (A) third party (other than indemnification provisions in third party agreements where the indemnification provision is included in the ordinary course of business consistent with past practice), or (B) any officer, director, employee, or agent of Company or the Company Subsidiary (other than indemnification provisions in consulting agreements where the indemnification provision is included in the ordinary course of business consistent with past practice);

(iii) each Company Contract relating to the voting and any other rights or obligations of a stockholder of Company or the Company Subsidiary;

(iv) each Company Contract relating to any merger, consolidation, reorganization or other extraordinary transaction with respect to Company or the Company Subsidiary (other than confidentiality agreements, letters of intent and similar Company Contracts entered into in connection with a strategic process with a party other than Purchaser), in each case entered into since January 1, 2017;

(v) each Company Contract creating a partnership or joint venture or any sharing of revenues, profits, losses, costs or liabilities;

(vi) each Company Contract imposing any restriction on Company or the Company Subsidiary: (A) to compete with any other Person; or (B) to acquire any product or other asset or any services from any other Person, to sell any product or other asset to or perform any services for any other Person or to transact business with any other Person; or (C) to exercise, enforce, exploit, develop, distribute or make available any Company IP;

(vii) any Contract that contains any provision that requires the purchase of all or a material portion of Company’s or the Company Subsidiary’s requirements for a given product or service from a given third party, which product or service is material to Company and the Company Subsidiary, taken as a whole;

(viii) each Company Contract providing for an exclusive relationship between Company or the Company Subsidiary and any other Person;

(ix) each Company Contract that includes a “most favored customer” or similar clause by Company or the Company Subsidiary to any other Person;

(x) each Company Contract creating or involving any material agency relationship, sales representative, channel partner, distribution or reseller arrangement or franchise relationship with any other Person;

(xi) each Company Contract (other than a Company Employee Plan) involving any loan, guaranty, pledge, performance or completion bond or surety arrangement by Company or the Company Subsidiary to any other Person;

(xii) any Company Contract (A) imposing any confidentiality obligation on Company (other than routine nondisclosure agreements, Company Contracts with routine confidentiality provisions, in each case entered into by Company in the ordinary course of business or confidentiality agreements entered into in connection with a strategic process with a party other than Purchaser), (B) containing “standstill” or similar provisions, or (C) providing any right of first negotiation, right of first refusal or similar right to any Person;

(xiii) any Company Contract under which any of the transactions contemplated by this Agreement would trigger more favorable terms for any other Person with respect to price or any extension of the term of the Company Contract;

(xiv) each Company Contract relating to the purchase or sale of any asset by or to, or the performance of any services by or for, any Related Party;

(xv) each Company Contract relating to any liquidation or dissolution of Company or the Company Subsidiary;

(xvi) any Company Contract that involves: (A) the payment or delivery of cash or other consideration by Company or the Company Subsidiary in an amount or having a value in excess of One Hundred Thousand Dollars ($100,000) annually; or (B) the performance of services having a value in excess of One Hundred Thousand Dollars ($100,000) annually, and in each case, is not cancelable without penalty within sixty (60) days;

(xvii) any material Contract with a Governmental Body, or that is a subcontract or subaward under another Person’s Contract with any Governmental Body, to which Company or the Company Subsidiary is a party;

(xviii) any Contract for any capital expenditure in excess of Fifty Thousand Dollars ($50,000) individually or One Hundred Thousand Dollars ($100,000) in the aggregate;

(xix) any Contract in accordance with which Company or the Company Subsidiary is a lessor or lessee of any machinery, equipment, motor vehicles, office furniture, fixtures or other personal property and involving in the case of any such Contract more than One Hundred Thousand Dollars ($100,000) over the life of the Contract; and

(xx) any other Company Contract entered into outside of Company’s ordinary course of business.

Contracts in the respective categories described in clauses (i) through (xxiii) above and all Contracts identified, or required to be identified, in Sections 2.11, 2.12(b), or 2.12(c) of the Company Disclosure Schedule are referred to in this Agreement as the “Listed Contracts.”

(b) Company has made available to Purchaser true and complete copies of all written Listed Contracts, including all amendments thereto. Each Listed Contract is in full force and effect and constitutes a valid and enforceable obligation of Company or the Company Subsidiary and, to Company’s Knowledge, each other party to such Listed Contract, in accordance with its terms, subject to the Enforceability Limitations. Company or the Company Subsidiary, as applicable, has performed or complied with all covenants and obligations under each Listed Contract, and neither Company nor the Company Subsidiary, or, to Company’s Knowledge, any other party to a Listed Contract is in breach of or default under such Listed Contract, nor has there occurred an event or condition that with the passage of time or giving of notice (or both) would constitute such a breach or default by Company or the Company Subsidiary or, to Company’s Knowledge, any other party to such Listed Contract. No party to a Listed Contract has given any written or oral notice that it plans to terminate or, modify or amend any Listed Contract before its expiration.

2.14 Compliance with Legal Requirements. Except as set forth in Section 2.14 of the Company Disclosure Schedule, Company and the Company Subsidiary is, and has been in the last three (3) years, in compliance in all material respects with each Legal Requirement applicable to it or to the conduct of its business or the ownership or use of its assets. To Company’s Knowledge, neither Company nor the Company Subsidiary has received any written notice from any Person alleging a violation of, or failure by Company or the Company Subsidiary to comply with, any Legal Requirement to which the conduct of its business or any of its assets or properties are subject. Company and the Company Subsidiary possesses or has applied for all Permits required by applicable Law for Company or the Company Subsidiary to conduct its business in all material respects as currently conducted, and all such Permits are valid and in full force and effect. Section 2.14 of the Company Disclosure Schedule lists all such material Permits issued to Company and the Company Subsidiary and all Permits applied for as of the date hereof. No event has occurred that, with or without notice or lapse of time or both, would reasonably be expected to result in the revocation, suspension, lapse or limitation of any Permit set forth in Section 2.14 of the Company Disclosure Schedule.

2.15 Tax Matters. Except as set forth in Section 2.15 of the Company Disclosure Schedule:

(a) Tax Returns and Payments. All material Tax Returns required to be filed by or on behalf of Company and the Company Subsidiary on or before the Closing Date (the “Company Returns”) have been timely and properly filed and are true, accurate and complete in all material respects and were prepared in compliance with all applicable Legal Requirements. All material Taxes of Company and the Company Subsidiary that are due and payable have been timely and properly paid (whether or not shown on a Company Return). Company has made available to Purchaser accurate and complete copies of all Company Returns for all taxable periods for which the applicable statute of limitations has not run as of the Closing Date, along with all examination reports and statements of deficiencies assessed against or agreed to by Company or the Company Subsidiary with respect to any Tax Returns of Company or the Company Subsidiary at any time. Section 2.15 of the Company Disclosure Schedule lists each jurisdiction in which Company has filed a Tax Return. Neither Company nor the Company Subsidiary has received written notice from a Governmental Body with respect to a claim in a jurisdiction where Company or the Company Subsidiary does not file Tax Returns that Company or the Company Subsidiary is or may be subject to taxation by that jurisdiction.

(b) Audits; Claims. No Company Return has been examined or audited by any Governmental Body in the last five (5) years. Neither Company nor the Company Subsidiary is currently in receipt from any Governmental Body of any: (i) written notice indicating an intent to open an audit or other review of any Company Returns; (ii) written request for information related to Tax matters of Company or the Company Subsidiary; or (iii) written notice of deficiency or proposed Tax adjustment of any Company Returns that have not been resolved or paid. No extension or waiver of the limitation period applicable to any Tax Returns has been granted by Company or the Company Subsidiary to any Governmental Body or requested by a Governmental Body from Company or the Company Subsidiary (other than any such extension that arises solely as a result of an extension of time to file a Tax Return obtained in the ordinary course of business of not more than six (6) months), in each case, that will remain in effect after the Closing Date. Neither Company nor the Company Subsidiary has received any notice from a Governmental Body that a claim or Legal Proceeding is pending or threatened against Company or the Company Subsidiary by such Governmental Body in respect of any Tax. There are no Encumbrances for Taxes upon any of the assets of Company or the Company Subsidiary (except Encumbrances for current Taxes not yet due and payable in the ordinary course of business or that may thereafter be paid without penalty).

(c) Parachute Payments. Except as set forth on Section 2.15(c) of the Company Disclosure Schedule, neither Company nor the Company Subsidiary is a party to any Contract that has resulted or would reasonably be expected to result, separately or in the aggregate, in the payment of any “excess parachute payment” within the meaning of Section 280G of the Code (or any corresponding provisions of state, local or foreign Tax Legal Requirements).

(d) Closing Agreements; Etc. Neither Company nor the Company Subsidiary will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion there) ending after the Closing Date as a result of any: (i) change in method of accounting, or use of an improper method of accounting, for a taxable period ending on or prior to the Closing Date, (ii) “closing agreement” described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or foreign Tax Legal Requirements) executed on or prior to the Closing Date, (iii) intercompany transactions occurring at or prior to the Closing Date or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. Tax Legal Requirements) with respect to a transaction occurring on or prior to the Closing Date, (iv) installment sale or open transaction disposition made on or prior to the Closing Date, (v) election under Section 108(i) of the Code made on or prior to the Closing Date, or (vi) prepaid amount received or deferred revenue accrued on or prior to the Closing Date. Company is not a party to or bound by any Tax allocation, Tax indemnification, Tax sharing or similar agreement other than a Lease, customer Contract or other agreement entered into in the ordinary course of Company’s business, the principal purpose of which does not relate to Taxes. Company has never been a member of an affiliated group. Company is, and has been at all relevant times, in substantial compliance with all applicable transfer pricing laws and regulations, and has maintained all material documentation required (under Section 482 of the Code and any other applicable federal, state, local or foreign Legal Requirements), if any, for all transfer pricing arrangements.

(e) Company Stock. Neither Company nor the Company Subsidiary has distributed stock of another Person, or had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code. Neither Company nor the Company Subsidiary is currently, or has in the past been, a United States real property holding corporation within the meaning of Section 897(c)(1)(A)(ii) of the Code within the period described in Section 897(c)(1)(A)(ii). No Company Stock is a “covered security” within the meaning of Section 6045(g) of the Code, nor is there any Company Stock that was issued in connection with the performance of services and subject to vesting for which a valid and timely election was not filed pursuant to Section 83(b) of the Code. Neither Company nor the Company Subsidiary has any direct or indirect interest in any Entity for U.S. federal income Tax purposes.

(f) Tax Classification. Company has been validly classified as a C corporation for U.S. federal income Tax purposes and for applicable state and local income Tax purposes at all times since formation. The classification of the Company Subsidiary for U.S. federal income Tax purposes and for applicable state and local income Tax purposes is set forth on Section 2.15(f) of the Company Disclosure Schedule.

(g) Adjustment in Taxable Income. Company and the Company Subsidiary is not currently, nor for any period for which a Tax Return has not been filed will be, required to include any adjustment in taxable income for any Tax period (or portion thereof) pursuant to Section 481 or 263A of the Code (or any comparable provision under state, local or foreign Tax Legal Requirements) as a result of transactions, events or accounting methods employed prior to the Closing.

(h) Penalties. Company and the Company Subsidiary has disclosed on its Tax Returns any Tax reporting position taken in any Tax Return which could result in the imposition of penalties under Section 6662 of the Code (or any comparable provisions of state, local or foreign Legal Requirements).

(i) Tax Shelter and Listed Transactions. Neither Company nor the Company Subsidiary has consummated or participated in, nor is it currently participating in, any transaction which was or is a “Tax shelter” transaction as defined in Sections 6662 or 6111 of the Code or the Treasury Regulations promulgated thereunder. Neither Company nor the Company Subsidiary has participated in, nor is currently participating in, a “Listed Transaction” or “Reportable Transaction” within the meaning of Section 6707A(c) of the Code or Treasury Regulation Section 1.6011-4(b), or any transaction requiring disclosure under a corresponding or similar provision of state, local, or non-U.S. Legal Requirements.

(j) Transferee or Successor Tax Liability. Neither Company nor the Company Subsidiary has Liability for the Taxes of any Person under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or foreign Legal Requirements) as a transferee or successor, by Contract or otherwise (other than, for the avoidance of doubt, pursuant to Ordinary Commercial Agreements).

(k) Dual Consolidated Loss. Neither Company nor the Company Subsidiary has incurred a dual consolidated loss within the meaning of Section 1503 of the Code.

(l) Foreign Tax. Company is not subject to Tax in any country other than its country of incorporation, organization or formation by virtue of having employees, a permanent establishment or any other place of business in such jurisdiction. Company has in its possession official foreign government receipts for any Taxes paid by it to any foreign Tax authorities.

(m) Tax Holidays and Incentives. Company has provided to Purchaser all documentation relating to any applicable Tax holidays or incentives. Company and the Company Subsidiary is in compliance with the requirements for any such Tax holidays or incentives and none of the Tax holidays or incentives will be reduced or terminated by the transactions contemplated in this Agreement.

(n) Withholding. Company and the Company Subsidiary has complied in all material respects with all applicable Legal Requirements relating to the payment, reporting and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445 and 1446 of the Code or similar provisions under any foreign Legal Requirements), has, within the time and in the manner prescribed by law, withheld from employee wages or consulting compensation and timely paid over to the proper Governmental Bodies (or is properly holding for such timely payment) all amounts required to be so withheld and paid over under all applicable Legal Requirements, including federal and state income Taxes (or similar Taxes under any foreign Legal Requirements), Federal Insurance Contribution Act, Medicare, relevant state or local income and employment Tax withholding Legal Requirements, and has timely filed all withholding Tax Returns, for all periods.

(o) Unpaid Taxes. The unpaid Taxes of Company and the Company Subsidiary (i) did not, as of December 31, 2021, exceed the reserve for Tax Liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Financial Statements of such date (rather than in any notes thereto) and (ii) do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of Company and the Company Subsidiary in filing its Tax Returns. Since December 31, 2021, neither Company nor the Company Subsidiary has incurred any liability for Taxes arising from extraordinary gains or losses, as that term is used in GAAP, outside the ordinary course of business consistent with past custom and practice other than Taxes incurred in connection with transactions contemplated by this Agreement.

(p) 409A Compliance. Each Company Employee Plan or Company Employee Agreement which is a “nonqualified deferred compensation plan” subject to Section 409A of the Code complies in all material respects with Section 409A of the Code and the regulations and other guidance promulgated thereunder. No Company Employee Plan or Company Employee Agreement provides for a gross up of Taxes imposed by Section 409A of the Code.

(q) Ownership Changes. Except as set forth in Section 2.15(q) of the Company Disclosure Schedule, prior to the Closing Date no Tax attribute of the Company is subject to a limitation under Section 382 of the Code.

2.16 Employee and Labor Matters; Benefit Plans.

(a) Employee List. Section 2.16(a) of the Company Disclosure Schedule contains an accurate and complete list of all Company Employees currently employed and correctly reflects: (i) names; (ii) their dates of employment or engagement; (iii) their positions and locations; (iv) whether Company Employee is an employee or independent contractor; (v) their current and prior calendar year salaries or other form of payment for services rendered (annual salary or rate as of the Closing Date); (vi) any other compensation payable to them (including housing allowances, compensation payable pursuant to bonus, deferred compensation or commission arrangements or other compensation); (vii) any promises or commitments made to them with respect to changes or additions to their compensation, benefits, or other terms and conditions of employment; (viii) any accrued but unpaid vacation balances as of the date hereof; and (ix) any employees who are working for Company or the Company Subsidiary pursuant to a non-immigrant visa, and if so, the category and expiration date of the visa.

(b) Leave of Absence. Except as set forth in Section 2.16(b) of the Company Disclosure Schedule, there is no current Company Employee who is not fully available to perform work because of disability or other extended leave of absence.

(c) At-Will Employment. Except as set forth in Section 2.16(c) of the Company Disclosure Schedule, the employment of each of the current Company Employees is terminable by Company or the Company Subsidiary at will. Company has delivered to Purchaser accurate and complete copies of all Company Employee Agreements and form offer letters, the most current employee manuals and handbooks, and current policy statements relating to the employment of Company Employees.

(d) Employee Plans and Agreements. Section 2.16(d) of the Company Disclosure Schedule contains an accurate and complete list of each Company Employee Plan and each Company Employee Agreement as of the date of this Agreement (other than form option notices and notices made in such form, form option grants and grants made in such form, workers’ compensation, unemployment compensation and other government programs). Neither Company nor the Company Subsidiary intends nor has it committed to establish or enter into any new Company Employee Plan or Company Employee Arrangement, or to modify any Company Employee Plan or Company Employee Agreement (except to conform any such Company Employee Plan or Company Employee Agreement to the requirements of any applicable Legal Requirements, in each case as previously disclosed to Purchaser in writing or as required by this Agreement). With respect to all Company Employee Plans, to the extent that the following documents exist and are applicable, Company has furnished Purchaser with true and complete copies of: (i) the most recent determination letter, if any, received by Company and/or its ERISA Affiliates from the Internal Revenue Service, (ii) all pending applications for rulings, determinations, opinions, no action letters and the like filed with any governmental agency (including the Department of Labor and the Internal Revenue Service), (iii) the Annual Report/Return (Form Series 5500) with financial statements, if any, and attachments for the three most recent plan years, (iv) Company Employee Plan documents, summary plan descriptions, trust agreements, insurance Contracts, individual agreements, service agreements and all related Contracts and documents, (v) all closing letters, audit finding letters, revenue agent findings and similar documents, within the three (3) years prior to the Closing Date, and (vi) all Forms 1094-C and 1095-C, summary annual reports, summaries of benefits and coverage and summary plan descriptions within the three (3) years prior to the Closing Date.

(e) No Defaults. Company and the Company Subsidiary has performed all material obligations required to be performed by it under each Company Employee Plan and is not in default or violation of, and, to Company’s Knowledge, no other party is in default or violation of, the terms of any Company Employee Plan in each case, in any material respect. Each of the Company Employee Plans has been operated and administered in all material respects in accordance with its terms and applicable Legal Requirements. All contributions to any Company Employee Plan, which may have been required to be made in accordance with the terms of such Company Employee Plan or applicable Legal Requirements, that are due have been made or paid, and all contributions for any period ending on or before the Closing Date which are not yet due, but will be paid on or prior to the Closing Date, are reflected as an accrued liability on the Closing Payment Certificate. Subject to applicable law and to Company’s and the Company Subsidiary’s statutory and contractual obligations to pay earned and vested benefits or provide notice, each Company Employee Plan can be amended, terminated or otherwise discontinued after the date of this Agreement in accordance with its terms and upon reasonable advanced notice, without material liability to Company or Purchaser (other than ordinary administration expenses or short term trading fees). There are no audits, written inquiries or Legal Proceedings pending or, to Company’s Knowledge, threatened by any Governmental Body with respect to any Company Employee Plan.

(f) No Conflict. Neither the execution, delivery or performance of this Agreement, nor the consummation of the Merger, will or may (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any Company Employee Plan or Company Employee Agreement that will or may result in any payment that is not currently funded (whether of severance pay or otherwise) other than the right of a participant of a Company Employee Plan to elect to commence receiving benefits under a Company Employee Plan as a result of no longer being an employee of Company, acceleration, forgiveness of Indebtedness, vesting, distribution, increase in benefits or acceleration of the obligation to fund benefits with respect to any Company Employee. No Company Employee Plan or Company Employee Agreement provides for a gross-up for taxes under Code Section 409A.

(g) Compliance. Except as set forth on Section 2.16(g) of the Company Disclosure Schedule, Company and the Company Subsidiary: (i) is in compliance with all applicable Legal Requirements, Contracts, its own policies, and orders, rulings, decrees, judgments or arbitration awards of any arbitrator or any court or other Governmental Body and the terms of its policies respecting employment or termination of employment, employment practices, terms and conditions of employment, worker classification, equal employment, fair employment practices, meal and rest period, wages (including overtime wages), compensation, hours of work or other labor-related matters, including Legal Requirements relating to discrimination, wages and hours, labor relations, leave of absence requirements, occupational health and safety, privacy, harassment, retaliation, immigration or wrongful discharge or violation of the personal rights of Company Employees or prospective employees, (ii) has no Liability for any arrears of wages, notice or severance pay, or any Taxes or any penalty for failure to comply with any of the foregoing; (iii) has no Liability for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Body with respect to unemployment compensation benefits, social security or other benefits or obligations for any Company Employee (other than routine payments to be made in the normal course of business and consistent with past practice); (iv) has paid in full all contributions, fees, premiums or charges due and owing to or in respect of any Company Employee Plan for periods on or before the Closing Date; and (v) has not engaged in a transaction in which Company or any ERISA Affiliate could be expected to become subject to either a material civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a material Tax imposed pursuant to Code Section 4975 or 4976. All reports and descriptions (including Form 5500 annual reports, Forms 1094-C and 1095-C, summary annual reports, summaries of benefits and coverage and summary plan descriptions) have been timely filed and distributed in accordance with the applicable requirements of ERISA and the Code with respect to each Company Employee Plan. Neither Company nor the Company Subsidiary has incurred and nor is it reasonably expected to incur or to be subject to any Tax or other penalty under Section 4980B, 4980D or 4980H of the Code.

(h) Labor Relations. Except as set forth in Section 2.16(h) of the Company Disclosure Schedule, there are no pending or to Company’s Knowledge, threatened claims or Legal Proceedings against Company or the Company Subsidiary under any workers’ compensation policy or long-term disability policy. Neither Company nor the Company Subsidiary is, or during the past three (3) years has been, bound by or a party to, or has a duty to bargain for, any collective bargaining agreement or other Contract with a labor organization representing any Company Employees and there are no labor organizations representing, purporting to represent or seeking to represent any current Company Employees. There is no union, works council, employee representative or other labor organization, which, pursuant to applicable Legal Requirements, must be notified, consulted or with which negotiations need to be conducted in connection with the transactions contemplated by this Agreement. Company is not engaged in any Unfair Labor Practice (as defined in the National Labor Relations Act).

(i) ERISA. Each Company Employee Plan that is intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service or is maintained under a prototype or volume submitter plan and with respect to which Company is entitled to rely upon a favorable opinion or advisory letter issued by the Internal Revenue Service. To Company’s Knowledge, there is no circumstance that will result in the revocation of such favorable determination letter, opinion letter or advisory letter. No Company Employee Plan is currently under audit or examination by the Internal Revenue Service or the Department of Labor. No Company Employee Plan is a plan subject to Title IV of ERISA or Section 412 of the Code. No Company Employee Plan is a multiple employer plan or a multiemployer plan under Section 413(c) or 414(f) of the Code. Neither Company nor the Company Subsidiary has any obligation to provide or any other current or contingent liability or obligation with respect to the provision of post-employment or post-termination health or life insurance or other welfare benefits other than as required under Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code or similar state Legal Requirement and for which the beneficiary pays the entire premium cost.

(j) Claims Against Plans. There are no pending or, to Company’s Knowledge, threatened or reasonably anticipated claims or Legal Proceedings against any of the Company Employee Plans, the assets of any of the Company Employee Plans, Company, or the Company Subsidiary with respect to the operation of such Company Employee Plans (other than routine, uncontested benefit claims) or asserting any rights or claims to benefits under such Company Employee Plan, and to the Knowledge of Company, there are no facts or circumstances that could form the basis for any such claims or Legal Proceedings. Neither Company nor the Company Subsidiary has had any temporary or leased employees that were not treated and accounted for in all respects as employees of Company or the respective Company Subsidiary.

(k) No Misclassified Employees. No current independent contractor of Company or the Company Subsidiary, or independent contractor of Company or the Company Subsidiary during the past three (3) years, is or was actually an employee as a matter of law at the time such Person was treated as an independent contractor. No independent contractor is eligible to participate in any Company Employee Plan. All Company Employees are properly classified as exempt or non-exempt under applicable federal and state wage and hour Laws.

(l) Labor-Related Claims. Since January 1, 2019, there has been no Legal Proceeding, claim, labor dispute or grievance pending or, to the Knowledge of Company, threatened (i) by any Company Employee or (ii) by and Governmental Body relating to any employment Contract, compensation, wages and hours, leave of absence, plant closing notification, employment statute or regulation, privacy right, labor dispute, workers’ compensation policy, long-term disability policy, safety, retaliation, immigration or discrimination matter involving any Company Employee, including charges of Unfair Labor Practices or harassment complaints.

(m) Closings or Layoffs. Since January 1, 2019, neither Company nor the Company Subsidiary has effectuated: (i) a “plant closing” (as defined in the WARN Act, or any similar Law) affecting any site of employment or one or more facilities or operating units within any site of employment or facility; or (ii) a “mass layoff” (as defined in the WARN Act, or any similar Law) affecting any site of employment or facility.

2.17 Environmental Matters.

(a) Company and the Company Subsidiary is currently and for the past three (3) years has been in material compliance with all Environmental Laws and has not received from any Person any: (i) written notice under Environmental Law or Environmental Claim; or (ii) written request for information pursuant to Environmental Law, which, in each case, either remains pending or unresolved and that would reasonably be expected to result in material Liability of Company or the Company Subsidiary as of the Closing Date.

(b) Company and the Company Subsidiary has obtained and is in compliance with all material Environmental Permits (each of which is disclosed in Section 2.17(b) of the Company Disclosure Schedule) necessary for the current ownership, lease, operation or use of the business or assets of Company and the Company Subsidiary and all such Environmental Permits are in full force and effect, and Company is not aware of any existing condition, event or circumstance that would reasonably be expected to have a material and adverse effect on the Environmental Permits for the ownership, lease, operation or use of the business or assets of Company and the Company Subsidiary as currently carried out.

(c) Neither Company nor the Company Subsidiary, or to Company’s Knowledge any other Person, has Released Hazardous Materials in contravention of Environmental Law with respect to the business or assets of Company or the Company Subsidiary or any real property currently or formerly owned, operated or leased by Company or the Company Subsidiary, and neither Company nor the Company Subsidiary has received written notice which remains unresolved that any real property currently or formerly owned, operated or leased in connection with the business of Company or the Company Subsidiary (including soils, groundwater, surface water, buildings and other structure located on any such real property) has been contaminated with any Hazardous Material in a manner which would reasonably be expected to result in material Liability of Company or the Company Subsidiary under any Environmental Law.

(d) Section 2.17(d) of the Company Disclosure Schedule contains a complete and accurate list of all active or known abandoned underground storage tanks owned or operated by Company or the Company Subsidiary.

(e) Neither Company nor the Company Subsidiary has received any written notice that alleges it has material Liability with respect to third-party Hazardous Materials treatment, storage, or disposal facilities or locations used by Company or the Company Subsidiary.

(f) Neither Company nor the Company Subsidiary has assumed, by Contract or agreed to indemnify, any material liabilities or obligations of third parties under Environmental Law.

(g) Company has provided or otherwise made available to Purchaser any and all material environmental reports, studies, audits, records, sampling data, site assessments, risk assessments, cost estimates and other similar material environmental documents with respect to the business or assets of Company and the Company Subsidiary or any currently or formerly owned, operated or Leased Real Property which are in the reasonable possession or control of Company or the Company Subsidiary related to Company’s and the Company Subsidiary’s compliance with Environmental Laws, Environmental Claims against Company or the Company Subsidiary or the Release of Hazardous Materials for which Company or the Company Subsidiary is responsible.

(h) Company is not aware of any condition, event, or circumstance concerning the Release or regulation of Hazardous Materials under Environmental Law that would reasonably be expected, after the Closing Date, to prevent, impede in any material respect, or materially increase the costs associated with the ownership, lease, operation, performance, or use of the business or assets of Company or the Company Subsidiary as currently carried out.

2.18 Insurance. Section 2.18 of the Company Disclosure Schedule identifies each insurance policy maintained by, at the expense of or for the benefit of Company and the Company Subsidiary as of the Closing Date and identifies any material claims made thereunder as of the Closing Date. Company has made available to Purchaser accurate and complete copies of the insurance policies identified on Section 2.18 of the Company Disclosure Schedule. Each of the insurance policies identified in Section 2.18 of the Company Disclosure Schedule is in full force and effect. Neither Company nor the Company Subsidiary has received any written notice or other communication from an insurance company regarding any actual or possible: (i) cancellation or invalidation of any insurance policy; (ii) refusal of any coverage or rejection of any claim under any insurance policy; or (iii) material adjustment in the amount of the premiums payable with respect to any insurance policy.

2.19 Related Party Transactions. Except as set forth in Section 2.19 of the Company Disclosure Schedule: (a) no Related Party has any interest in any material asset used in or otherwise relating to the business of Company or the Company Subsidiary, except for the Related Party’s indirect interest therein as the owner of Company Stock; (b) no Related Party is indebted to Company or the Company Subsidiary (other than for advances for ordinary travel and other business expenses); (c) no Related Party is a party to, or has any financial interest in, any material Company Contract, transaction or business dealing or involving Company or the Company Subsidiary; (d) no Related Party is competing with Company or the Company Subsidiary; and (e) no Related Party has any claim or right against Company or the Company Subsidiary, in each case, other than (i) for payment of salaries and bonuses for services rendered; (ii) reimbursement of customary and reasonable expenses incurred on behalf of Company or the Company Subsidiary; (iii) agreements relating to outstanding Company Stock, Options or Company Warrants; and (iv) as provided in the Charter Documents.

2.20 Legal Proceedings; Orders.

(a) Legal Proceedings. Except as set forth in Section 2.20(a) of the Company Disclosure Schedule, there are, and since January 1, 2019 have been, no material Legal Proceedings pending or, to Company’s Knowledge, threatened against Company or the Company Subsidiary. No event has occurred, and no claim, dispute or other condition or circumstance exists, that will or could reasonably be expected to, give rise to or serve as a basis for the commencement of any such Legal Proceeding.

(b) Orders. There is no unsatisfied or outstanding order, writ, injunction, judgment or decree against Company or otherwise affecting the assets owned or used by Company or the Company Subsidiary (including any Company IP). No officer or other employee of Company is subject to any order, writ, injunction, judgment or decree that prohibits such officer or other employee from engaging in or continuing any conduct, activity, or practice relating to Company’s business.

2.21 Authority.

(a) Authority; Binding Nature of Agreement. Company and the Company Subsidiary has all requisite corporate power and authority to enter into and to perform its obligations under this Agreement and under each other Transactional Agreement to which Company or such Company Subsidiary is a party and, subject to, in the case of the consummation of the Merger, adoption of this Agreement by the affirmative vote or consent of (i) the holders of a majority of the outstanding shares of Company Stock (calculated on an as-converted basis) and (ii) the holders of a majority of the outstanding shares of Company Series A Preferred Stock (the “Requisite Company Vote”), to consummate the transactions contemplated hereby and thereby; and the execution, delivery and performance by Company and the Company Subsidiary of this Agreement and of each other Transactional Agreement to which Company or such Company Subsidiary is a party have been duly authorized by all necessary action on the part of Company, the Company Subsidiary, and their boards of directors. This Agreement and each other Transactional Agreement to which Company or the Company Subsidiary is a party constitutes the legal, valid and binding obligation of Company and such Company Subsidiary, enforceable against Company and such Company Subsidiary in accordance with its respective terms, subject to the Enforceability Limitations.

(b) Board Approval. Company Board has (i) approved the Merger and the terms thereof set forth in Article 1 of this Agreement, (ii) determined that the Merger is advisable and fair and in the best interests of Company and the Stockholders, (iii) directed that the “agreement of merger” set forth in this Agreement be submitted to the Stockholders for adoption, and (iv) resolved to recommend that the Stockholders adopt the “agreement of merger” set forth in this Agreement (collectively, the “Company Board Recommendation”) and directed that such matter be submitted for consideration of the Stockholders.

2.22 Export Control Laws. Since January 1, 2017, Company and the Company Subsidiary has conducted its export transactions in accordance in all material respects with applicable provisions of United States export control Laws and regulations, including but not limited to the Export Administration Act and implementing Export Administration Regulations and the trade and economic sanctions regulations administered by the U.S. Department of Treasury’s Office of Foreign Assets Controls.

2.23 Non-Contravention; Consents.

(a) Non-Contravention. Except as set forth in Section 2.23(a) of the Company Disclosure Schedule, the execution, delivery and performance by Company of this Agreement or any of the other Transactional Agreements to which Company or the Company Subsidiary is a party, and the consummation of the Merger, will not (i) contravene, conflict with or result in a violation of (A) any provision of the Charter Documents of Company or the Company Subsidiary; or (B) any resolution adopted by the Stockholders or the Company Board; (C) any Legal Requirement or any order, writ, injunction, judgment or decree to which Company, the Company Subsidiary, or any material assets owned by Company or the Company Subsidiary, is subject; or (D) any material Governmental Authorization that is held by Company or the Company Subsidiary or that otherwise relates to Company’s business or to any of the material assets owned or used by Company or the Company Subsidiary; (ii) contravene, conflict with or result in a violation or breach of, or result in a default (with or without notice or lapse of time, or both) under, or give any Person the valid right to cancel, terminate, modify or accelerate any obligation under any Listed Contract; or (iii) result in the imposition or creation of any Encumbrance upon any material asset owned by Company or the Company Subsidiary except for Permitted Liens.

(b) Consents. Except as set forth in Section 2.23(b) of the Company Disclosure Schedule, Company and the Company Subsidiary is not and will not be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with: (i) the execution, delivery or performance of this Agreement or any of the other Transactional Agreements; or (ii) the consummation of the transactions contemplated hereby or thereby.

2.24 Brokers. Except for Harrison, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger based upon arrangements made by or on behalf of Company, the Company Subsidiary, or any Securityholder.

2.25 Products Liability. There are no Legal Proceedings pending or to Company’s Knowledge, threatened against Company or the Company Subsidiary relating to any Company Product or Company Software.

2.26 Anti-Corruption. Neither Company nor the Company Subsidiary, or, to Company’s Knowledge, any of their respective officers, directors, agents, employees or other Person associated with or acting on their behalf have: (a) taken any action that would cause Company or the Company Subsidiary to be in violation of the Anti-Corruption Laws; (b) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, made, offered or authorized any unlawful payment to foreign or domestic government officials or employees, whether directly or indirectly; or (c) made, offered or authorized any bribe, rebate, payoff, influence payment, kickback or other similar unlawful payment to foreign or domestic government officials or employees or other Persons prohibited by Legal Requirements from receiving such payments, whether directly or indirectly.

2.27 No Other Representations or Warranties. Except for the representations and warranties made by Company and the Company Subsidiary in this Agreement, neither Company nor the Company Subsidiary, or any other Person, makes, and Purchaser has not relied and is not relying on, any express or implied representation or warranty with respect to Company, the Company Subsidiary or their business, operations, assets, Liabilities, conditions (financial or otherwise) or prospects, and Company and the Company Subsidiary hereby disclaims any such other representations or warranties.

3.	Representations and Warranties of Purchaser and Merger Sub

Except as set forth in the corresponding section of the disclosure schedules delivered to Company by Purchaser (the “Purchaser Disclosure Schedule”), Purchaser and Merger Sub hereby represent and warrant to Company as of the date hereof as follows:

3.1 Due Organization; Qualification.

(a) Organization. Purchaser and Merger Sub are duly organized, validly existing and in good standing under the Laws of their respective jurisdictions of incorporation and have full power and authority (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own and use its assets in the manner in which its assets are currently owned and used; and (iii) to perform its obligations under all Contracts to which Purchaser or Merger Sub is a party or by which it is bound. Merger Sub was recently formed for the purpose of participating in the Merger as provided in this Agreement and is a wholly owned Subsidiary of Purchaser.

(b) Qualification. Purchaser and Merger Sub are qualified, licensed or admitted to do business as a foreign corporation, and are in good standing (to the extent that the applicable jurisdiction recognizes the concept of good standing), under the Laws of each jurisdiction in which the properties and assets owned, leased or operated by Purchaser and Merger Sub or the conduct of their business requires such qualification, license or admission, except where the failure to be so qualified, licensed or admitted would not have a Purchaser Material Adverse Effect.

3.2 Non-Contravention; Consents.

(a) Non-Contravention. Except as set forth in Section 3.2(a) of the Purchaser Disclosure Schedule, the execution, delivery and performance by Purchaser and Merger Sub of this Agreement or any of the other Transactional Agreements to which Purchaser or Merger Sub is a party, and the consummation of the transactions contemplated hereby and thereby, will not (i) contravene, conflict with or result in a violation of (A) any provision of the certificate of incorporation or bylaws, including all amendments thereto, of Purchaser or Merger Sub; (B) any resolution adopted by the stockholder(s), the board of directors or any committee of the board of directors of Purchaser or Merger Sub; (C) any Legal Requirement or any order, writ, injunction, judgment or decree to which Purchaser or Merger Sub or any material assets owned by Purchaser or Merger Sub, is subject; or (D) any material Governmental Authorization that is held by Purchaser or Merger Sub or that otherwise relates to the business of Purchaser or Merger Sub or to any material assets owned by Purchaser or Merger Sub; (ii) contravene, conflict with or result in a violation or breach of, or result in a default (with or without notice or lapse of time, or both) under, or give any Person the valid right to cancel, terminate, modify or accelerate any obligation under any material Contract to which either Purchaser or Merger Sub is bound; or (iii) result in the imposition or creation of any Encumbrance upon any material asset owned by Purchaser or Merger Sub.

(b) Consents. Except for any applicable filings required to be made by Purchaser, notices required to be given by Purchaser or Consents required to be obtained by Purchaser in connection with the Merger, in each case (i) from any lender with respect to Purchaser’s outstanding credit facilities or (ii) any Governmental Body, Purchaser is not and will not be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with: (A) the execution, delivery or performance of this Agreement or any of the other Transactional Agreements; or (B) the consummation of the Merger.

3.3 Authority; Binding Nature of Agreement. Each of Purchaser and Merger Sub has all requisite corporate power and authority to enter into and perform its obligations under this Agreement and under each other Transactional Agreement to which Purchaser or Merger Sub is a party; and the execution, delivery and performance by Purchaser and Merger Sub of this Agreement and of each other Transactional Agreement have been duly authorized by all necessary action on the part of their respective boards of directors (or managers) and stockholders (or members). This Agreement and each other Transactional Agreement to which Purchaser or Merger Sub is a party constitutes the legal, valid and binding obligation of Purchaser or Merger Sub, respectively, enforceable against each of them in accordance with its respective terms, subject to the Enforceability Limitations.

3.4 Capitalization of Merger Sub. The authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.01 per share, of which 100 shares are issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is owned by Purchaser. Merger Sub has not conducted any business prior to the date of this Agreement and has no assets, Liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the transactions contemplated hereby.

3.5 Tax Matters. Purchaser has been an entity disregarded as separate from Parent for U.S. federal income tax purposes at all times since August 29, 2022.

3.6 R&W Insurance Policy. Purchaser has obtained the R&W Policy bound and effective as of the date hereof. A true, correct and complete copy of the final form of the R&W Policy is attached hereto as Exhibit J and, upon the request of Company, Purchaser will provide Company with a true, correct and complete copy of the R&W Policy once it has been issued and received. On or prior to the date hereof, Purchaser has (a) paid the required deposit fee and all other required payments or fees, and taken all necessary actions, to bind Purchaser’s coverage under the R&W Policy, and (b) fully complied with all of its obligations under the R&W Policy necessary to cause the binding of the R&W Policy. The R&W Policy provides that the R&W Insurer has no right of subrogation, except for Fraud, against any the Securityholders, the Stockholders’ Agent or any of their respective Affiliates, and the R&W Insurer has waived any such right of subrogation, except with respect to Fraud.

3.7 Brokers. Except as set forth in Section 3.7 of the Purchaser Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger based upon arrangements made by or on behalf of Purchaser or Merger Sub.

3.8 No Other Representations or Warranties. Except for the representations and warranties made by Purchaser and Merger Sub in this Article 3, none of Purchaser, Merger Sub nor any other Person makes, and Company has not relied and is not relying on, any express or implied representation or warranty with respect to any of Purchaser, Merger Sub, their respective Subsidiaries or their respective businesses, operations, assets, Liabilities, conditions (financial or otherwise) or prospects, and Purchaser and Merger Sub hereby disclaim any such other representations or warranties.

4.	Representations and Warranties of Parent

Except (a) as set forth in the corresponding section of the disclosure schedules delivered to Company by Parent (the “Parent Disclosure Schedule”), or (b) as disclosed in the Parent SEC Documents (but, solely for purposes of the following representations and not for purposes of complying with applicable securities Laws, disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), Parent hereby represents and warrants to Company as of the date hereof as follows:

4.1 Due Organization; Qualification.

(a) Organization. Parent is duly organized, validly existing and in good standing under the Laws of the State of Delaware and has full power and authority (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own and use its assets in the manner in which its assets are currently owned and used; and (iii) to perform its obligations under all Contracts to which it is a party or by which it is bound.

(b) Qualification. Parent is qualified, licensed or admitted to do business as a foreign corporation, and is in good standing (to the extent that the applicable jurisdiction recognizes the concept of good standing), under the Laws of each jurisdiction in which the properties and assets owned, leased or operated by Parent or the conduct of its business requires such qualification, license or admission, except where the failure to be so qualified, licensed or admitted would not have a Parent Material Adverse Effect.

4.2 Non-Contravention; Consents.

(a) Non-Contravention. Except as set forth in Section 4.2(a) of the Parent Disclosure Schedule, the execution, delivery and performance by Parent of this Agreement or any of the other Transactional Agreements to which Parent is a party, and the consummation of the transactions contemplated hereby and thereby, will not (i) contravene, conflict with or result in a violation of (A) any provision of the certificate of incorporation or bylaws, including all amendments thereto, of Parent; (B) any resolution adopted by the stockholder(s), the board of directors or any committee of the board of directors of Parent; (C) any Legal Requirement or any order, writ, injunction, judgment or decree to which Parent or any material assets owned by Parent, is subject; or (D) any material Governmental Authorization that is held by Parent or that otherwise relates to the business of Parent or to any material assets owned by Parent; (ii) contravene, conflict with or result in a violation or breach of, or result in a default (with or without notice or lapse of time, or both) under, or give any Person the valid right to cancel, terminate, modify or accelerate any obligation under any material Contract to which Parent is bound; or (iii) result in the imposition or creation of any Encumbrance upon any material asset owned by Parent.

(b) Consents. Except for any applicable filings required to be made by Parent, notices required to be given by Parent or Consents required to be obtained by Parent in connection with the Merger, in each case from (i) any lender with respect to Parent’s outstanding credit facilities, (ii) any Governmental Body (including the Securities and Exchange Commission), or (iii) the Nasdaq Stock Market, in connection with the Merger, Parent is not and will not be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with: (A) the execution, delivery or performance of this Agreement or any of the other Transactional Agreements; or (B) the consummation of the Merger.

4.3 Authority; Binding Nature of Agreement. Parent has all requisite corporate power and authority to enter into and perform its obligations under this Agreement and under each other Transactional Agreement to which Parent is a party; and the execution, delivery and performance by Parent of this Agreement and of each other Transactional Agreement have been duly authorized by all necessary action on the part of its board of directors and stockholders. This Agreement and each other Transactional Agreement to which Parent is a party constitutes the legal, valid and binding obligation of Parent, enforceable against Parent in accordance with its respective terms, subject to the Enforceability Limitations.

4.4 Capitalization of Parent.

(a) As of July 31, 2022, the authorized capital stock of Parent consists of (i) 300 million shares of common stock, par value $0.0001 per share, which consists of 210 million shares of Class A common stock, par value $0.0001 per share, and 90 million shares of Class B common stock, par value $0.0001 per share, of which 82,763,884 shares of Class A common stock and 448,279 shares of Class B common stock are issued and outstanding, and (ii) 5 million shares of undesignated preferred stock, par value $0.0001 per share, of which no shares are issued and outstanding. All such issued and outstanding shares of capital stock of Parent (A) have been duly authorized, (B) are validly issued, fully-paid and non-assessable and (C) were not issued in violation of any preemptive right, subscription right, right of first refusal or other similar right.

(b) Except as permitted under this Agreement or as described in the Parent SEC Documents, as of July 31, 2022, (i) there are no outstanding options, warrants, rights, calls, convertible securities or other Contracts obligating Parent to issue, transfer, sell, repurchase or redeem any of its Equity Interests; (ii) there are no outstanding or authorized stock appreciation, phantom or similar rights with respect to Parent; (iii) there are no voting trusts, stockholder agreements, proxies or other Contracts or understandings in effect to which Parent is a party with respect to the voting or transfer of any of Parent’s Equity Interests; and (iv) Parent has no outstanding debt or debt instruments providing for voting rights with respect to Parent to the holders thereof.

4.5 Absence of Certain Changes. Since August 1, 2021, there has not been a change, event or occurrence that would result in a Parent Material Adverse Effect.

4.6 Brokers. Except as set forth in Section 4.6 of the Parent Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger based upon arrangements made by or on behalf of Parent.

4.7 Parent Common Stock. The shares of Parent Common Stock issued as the Closing Merger Consideration will, when issued in accordance with the terms of this Agreement, be validly issued, fully paid and nonassessable, free and clear of any Encumbrances (other than any Encumbrances imposed on such shares by the Securityholders or federal or state securities laws), and be listed on the Nasdaq Stock Market.

4.8 SEC Reports.

(a) Parent has timely filed with or furnished to the SEC all reports, schedules, forms, statements, and other documents (including exhibits and other information incorporated therein) required to be filed or furnished by it since January 1, 2020 (all such documents, collectively, the “Parent SEC Documents”). As of its filing (or furnishing) date or, if amended prior to the date of this Agreement, as of the date of the last such amendment, each Parent SEC Document complied in all material respects with the applicable requirements of the Exchange Act and the Securities Act, as the case may be, and the applicable rulings and regulations promulgated thereunder.

(b) The Parent Financial Statements (i) are compliant and (ii) comply as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto and have been prepared in accordance with GAAP applied on a consistent basis throughout the periods presented, except as otherwise noted therein. The Parent Financial Statements (including the related notes) present fairly in all material respects the consolidated financial position of Parent and its Subsidiaries as at the respective dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject to normal and recurring year-end audit adjustments in the case of any unaudited interim financial statements).

(c) As of the date hereof, there are no material outstanding or unresolved written comments from the SEC with respect to the Parent SEC Documents. As of the date hereof, none of the Parent SEC Documents are, to Parent’s Knowledge, the subject of ongoing SEC review.

(d) To the extent required by the Exchange Act, Parent and its Subsidiaries have established and maintain disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act) designed to ensure that material information relating to Parent, including its Subsidiaries, is made known to Parent’s principal executive officer and its principal financial officer by others within those entities, including during the periods in which the periodic reports required under the Exchange Act are being prepared. Each of the principal executive officer of Parent and the principal financial officer of Parent (or each former principal executive officer of Parent and each former principal financial officer of Parent, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act with respect to the Parent SEC Documents. For purposes of this Section 4.8(d), “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act. Since December 31, 2020 Parent has complied in all material respects with the provisions of the Sarbanes-Oxley Act.

(e) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent maintains a system of “internal control over financial reporting” (as defined in Rule 13a-15(f) of the Exchange Act) to provide reasonable assurance regarding the reliability of Parent’s financial reporting and the preparation of Parent’s financing statements for external purposes in accordance with GAAP. Parent’s principal executive officer and principal financial officer have disclosed, based on their most recent evaluation of such internal controls prior to the date of this Agreement, to Parent’s auditors and the audit committee of the Parent Board (i) “all significant deficiencies and material weaknesses” in the design or operation of internal controls which are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information, and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in internal controls.

(f) Neither Parent nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any off-balance sheet joint venture, off-balance sheet partnership or other “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K under the Exchange Act).

4.9 Compliance with Listing Requirements. The Parent Common Stock is registered pursuant to Section 12(b) of the Exchange Act and is listed on The NASDAQ Stock Market. Parent is in compliance in all material respects with the listing and listing maintenance requirements of The NASDAQ Stock Market applicable to it for the continued trading of Parent Common Stock thereon. Since January 1, 2020, Parent has not received any notification that The NASDAQ Stock Market is contemplating delisting the Parent Common Stock from The NASDAQ Stock Market.

4.10 Tax Matters.

(a) Tax Returns and Payments. All material Tax Returns required to be filed by or on behalf of Parent or any of its Subsidiaries on or before the Closing Date (the “Parent Returns”) have been timely and properly filed and are true, accurate and complete in all material respects and were prepared in compliance with all applicable Legal Requirements. All material Taxes of Parent and its Subsidiaries that are due and payable have been timely and properly paid (whether or not shown on a Parent Return). Neither Parent nor any of its Subsidiaries have received written notice from a Governmental Body with respect to a claim in a jurisdiction where neither Parent nor any of its Subsidiaries file Tax Returns stating that Parent or any of its Subsidiaries is or may be subject to taxation by that jurisdiction.

(b) Audits; Claims. Except as set forth in Section 4.10(b) of the Parent Disclosure Schedules, no Parent Return has been examined or audited by any Governmental Body in the last five (5) years. Except as set forth in Section 4.10(b) of the Parent Disclosure Schedules, neither Parent nor any of its Subsidiaries is currently in receipt from any Governmental Body of any: (i) written notice indicating an intent to open an audit or other review of any Parent Returns; (ii) written request for information related to Tax matters of Parent or any of its Subsidiaries; or (iii) written notice of deficiency or proposed Tax adjustment of any Parent Returns that have not been resolved or paid. No extension or waiver of the limitation period applicable to any Tax Returns has been granted by Parent or any of its Subsidiaries to any Governmental Body or requested by a Governmental Body from Parent or any of its Subsidiaries (other than any such extension that arises solely as a result of an extension of time to file a Tax Return obtained in the ordinary course of business of not more than six (6) months), in each case, that will remain in effect after the Closing Date. Neither Parent nor any of its Subsidiaries have received any notice from a Governmental Body that a claim or Legal Proceeding is pending or threatened against Parent or any such Subsidiary by such Governmental Body in respect of any Tax. There are no Encumbrances for Taxes upon any of the assets of Parent or any of its Subsidiaries (except Encumbrances for current Taxes not yet due and payable in the ordinary course of business or that may thereafter be paid without penalty).

(c) Parent Stock. Neither Parent nor any of its Subsidiaries have distributed stock of another Person, or had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code. Neither Parent nor any of its Subsidiaries is currently, or has been, a United States real property holding corporation within the meaning of Section 897(c)(1)(A)(ii) of the Code within the period described in Section 897(c)(1)(A)(ii).

(d) Withholding. Parent and each of its Subsidiaries have complied in all material respects with all applicable Legal Requirements relating to the payment, reporting and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445 and 1446 of the Code or similar provisions under any foreign Legal Requirements), have, within the time and in the manner prescribed by law, withheld from employee wages or consulting compensation and timely paid over to the proper Governmental Bodies (or is properly holding for such timely payment) all amounts required to be so withheld and paid over under all applicable Legal Requirements, including federal and state income Taxes (or similar Taxes under any foreign Legal Requirements), Federal Insurance Contribution Act, Medicare, relevant state or local income and employment Tax withholding Legal Requirements, and have timely filed all withholding Tax Returns, for all periods.

(e) Tax Shelter and Listed Transactions. Neither Parent nor any of its Subsidiaries have consummated or participated in, or are currently participating in, any transaction which was or is a “Tax shelter” transaction as defined in Sections 6662 or 6111 of the Code or the Treasury Regulations promulgated thereunder. Neither Parent nor any of its Subsidiaries have participated in, or are currently participating in, a “Listed Transaction” or “Reportable Transaction” within the meaning of Section 6707A(c) of the Code or Treasury Regulation Section 1.6011-4(b), or any transaction requiring disclosure under a corresponding or similar provision of state or local Legal Requirements.

4.11 No Other Representations or Warranties. Except for the representations and warranties made by Parent in this Article 4, neither Parent nor any other Person makes, and Company has not relied and is not relying on, any express or implied representation or warranty with respect to Parent, its Subsidiaries or their respective businesses, operations, assets, Liabilities, conditions (financial or otherwise) or prospects, and Parent hereby disclaims any such other representations or warranties.

5.	Certain Covenants of the Parties

5.1 Conduct of Business of Company. During the period from the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with the terms set forth in Article 9 (the “Pre-Closing Period”), Company shall, and shall cause the Company Subsidiary to, except as expressly contemplated by this Agreement, as required by applicable law, or with the prior written consent of Purchaser (which consent shall not be unreasonably withheld, conditioned, or delayed), conduct its business in the ordinary course of business consistent with past practice. To the extent consistent therewith, Company shall, and shall cause the Company Subsidiary to, use its commercially reasonable efforts to preserve substantially intact its business organization, to keep available the services of its current officers and employees, and to preserve its present relationships with customers, suppliers, distributors, licensors, licensees, and other Persons having significant business relationships with it. Without limiting the generality of the foregoing, during the Pre-Closing Period, except as otherwise expressly contemplated by this Agreement, as set forth in Section 5.1 of the Company Disclosure Schedule, or as required by applicable Law, Company shall not, without the prior written consent of Purchaser (which consent shall not be unreasonably withheld, conditioned, or delayed):

(a) amend or propose to amend its Charter Documents;

(b) (i) split, combine, or reclassify any capital stock of Company or the Company Subsidiary, (ii) repurchase, redeem, or otherwise acquire, or offer to repurchase, redeem, or otherwise acquire, any capital stock of Company or the Company Subsidiary, or (iii) declare, set aside, or pay any dividend or distribution (whether in cash, stock, property, or otherwise) in respect of, or enter into any Contract with respect to the voting of, any shares of its capital stock;

(c) issue, sell, pledge, dispose of, or encumber any capital stock of Company or the Company Subsidiary, other than the issuance of shares of Company Common Stock upon the exercise of any stock or stock-related awards under any Company Employee Plan outstanding as of the date of this Agreement in accordance with its terms;

(d) except as required by Legal Requirements or by any Company Employee Plan or Company Employee Contract in effect as of the date of this Agreement (i) increase the compensation payable or that could become payable by Company or the Company Subsidiary to directors, officers, or employees, other than increases in compensation made to non-officer employees in the ordinary course of business consistent with past practice, (ii) promote any officers or employees, except in connection with annual or quarterly compensation review cycles of Company and the Company Subsidiary or as the result of the termination or resignation of any officer or employee, or (iii) establish, adopt, enter into, amend, terminate, exercise any discretion under, or take any action to accelerate rights under any Company Employee Plans or any plan, agreement, program, policy, trust, fund, or other arrangement that would be a Company Employee Plan if it were in existence as of the date of this Agreement, or make any contribution to any Company Employee Plan other than contributions required by Legal Requirements or the terms of such Company Employee Plans as in effect on the date hereof or that are made in the ordinary course of business consistent with past practice;

(e) acquire, by merger, consolidation, acquisition of stock or assets, or otherwise, any business or Person or division thereof or make any loans, advances, or capital contributions to or investments in any Person;

(f) (i) transfer, license, sell, lease, or otherwise dispose of (whether by way of merger, consolidation, sale of stock or assets, or otherwise) or pledge, encumber, or otherwise subject to any lien (other than a Permitted Lien), any assets, including the capital stock or other Equity Interests in Company; provided, that the foregoing shall not prohibit Company or the Company Subsidiary from transferring, selling, leasing, or disposing of obsolete equipment or assets being replaced, or selling Company Products, in each case in the ordinary course of business consistent with past practice, or (ii) adopt or effect a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, or other reorganization;

(g) repurchase, prepay, or incur any Indebtedness for borrowed money or guarantee any such Indebtedness of another Person, issue or sell any debt securities or options, warrants, calls, or other rights to acquire any debt securities of Company or the Company Subsidiary, guarantee any debt securities of another Person, enter into any “keep well” or other Contract to maintain any financial statement condition of any other Person or enter into any arrangement having the economic effect of any of the foregoing, other than in connection with the financing of ordinary course trade payables consistent with past practice;

(h) enter into or amend or modify in any material respect, or consent to the termination of (other than at its stated expiry date), any material Contract of Company or the Company Subsidiary or any Lease with respect to material Leased Real Property or any other Contract or Lease that, if in effect as of the date hereof would constitute a material Contract of Company or a Lease with respect to material Leased Real Property hereunder;

(i) institute, settle, or compromise any Legal Proceeding involving the payment of monetary damages by Company or the Company Subsidiary of any amount exceeding Fifty Thousand Dollars ($50,000) in the aggregate, other than (i) any Legal Proceeding brought against Purchaser or Merger Sub arising out of a breach or alleged breach of this Agreement by Purchaser or Merger Sub, and (ii) the settlement of claims, liabilities, or obligations reserved against on the Latest Balance Sheet; provided, that neither Company nor the Company Subsidiary shall settle or agree to settle any Legal Proceeding which settlement involves a conduct remedy or injunctive or similar relief or has a restrictive impact on Company’s business;

(j) make any material change in any method of financial accounting principles or practices, in each case except for any such change required by a change in GAAP or applicable Law;

(k) (i) settle or compromise any material Tax claim, audit, or assessment for an amount materially in excess of the amount reserved or accrued on the Latest Balance Sheet, (ii) make or change any material Tax election, change any annual Tax accounting period, or adopt or change any method of Tax accounting, (iii) amend any material Tax Returns or file claims for material Tax refunds, or (iv) enter into any material closing agreement, surrender in writing any right to claim a material Tax refund, offset or other reduction in Tax liability or consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment relating to Company or the Company Subsidiary;

(l) enter into any material agreement, agreement in principle, letter of intent, memorandum of understanding, or similar Contract with respect to any joint venture, strategic partnership, or alliance;

(m) except in connection with actions permitted by Section 5.3 hereof, take any action to exempt any Person from, or make any acquisition of securities of Company or the Company Subsidiary by any Person not subject to, any state takeover statute or similar statute or regulation that applies to Company or such Company Subsidiary with respect to a proposed Alternative Transaction or otherwise, except for Purchaser, Merger Sub or any of their respective Subsidiaries or Affiliates, or the transactions contemplated by this Agreement;

(n) abandon, allow to lapse, sell, assign, transfer, grant any security interest in otherwise encumber or dispose of any Company IP, or grant any right or license to any Company IP;

(o) terminate or modify in any material respect, or fail to exercise renewal rights with respect to, any material insurance policy;

(p) except to the extent expressly permitted by Section 5.3 or Article 9, take any action that is intended or that would reasonably be expected to, individually or in the aggregate, prevent, materially delay, or materially impede the consummation of the Merger, or the other transactions contemplated by this Agreement; or

(q) agree or commit to do any of the foregoing.

5.2 Access to Information; Confidentiality

(a) Access to Information. During the Pre-Closing Period, Company shall, and shall cause the Company Subsidiary to, afford to Purchaser and Purchaser’s representatives reasonable access, at reasonable times and in a manner as shall not unreasonably interfere with the business or operations of Company or such Company Subsidiary, to the officers, employees, accountants, agents, properties, offices, and other facilities and to all books, records, contracts, and other assets of Company and the Company Subsidiary, and Company shall, and shall cause the Company Subsidiary to, furnish promptly to Purchaser such other information concerning the business and properties of Company and the Company Subsidiary as Purchaser may reasonably request from time to time. Neither Company nor the Company Subsidiary shall be required to provide access to or disclose information where such access or disclosure would jeopardize the protection of attorney-client privilege or contravene any Law (it being agreed that the parties shall use their reasonable best efforts to cause such information to be provided in a manner that would not result in such jeopardy or contravention).

(b) Confidentiality. Purchaser, Company and the Company Subsidiary shall comply with, and shall cause their respective representatives to comply with, all of their respective obligations under the Mutual Non-Disclosure Agreement, dated July 27, 2021, between Purchaser and Company (the “Mutual Non-Disclosure Agreement”), which shall survive the termination of this Agreement in accordance with the terms set forth therein.

5.3 No Solicitation of Other Bids

(a) Company shall not, and shall not authorize or permit the Company Subsidiary or any of its or their Affiliates or any of its or their representatives to, directly or indirectly, (i) solicit or initiate, or encourage the submission of, any proposal or indication of interest relating to an Alternative Transaction; (ii) participate in any discussion or negotiation regarding or furnish to any Person (including any board member) any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Alternative Transaction; or (iii) authorize, approve, consummate, engage in, or enter into any agreement with respect to any Alternative Transaction. Company shall, and shall cause the Company Subsidiary to, immediately cease and cause to be terminated, and shall cause its Affiliates and all of its and their representatives to immediately cease and cause to be terminated, all existing discussions or negotiations with any Persons conducted heretofore with respect to, or that could lead to, an Alternative Transaction. “Alternative Transaction” shall mean any of the following transactions between or among Company, the Company Subsidiary, and any Person other than Purchaser: (i) the acquisition or purchase of equity of, or debt by, Company or the Company Subsidiary, including any debt or equity financing round (other than pursuant to the conversion of Company Series A Preferred Stock, the exercise of Options or Company Warrants or repurchase from former employees, directors and consultants pursuant to stock option agreements providing for the repurchase of such securities in connection with their termination of service to Company); (ii) the sale transfer, license or other disposition of any material assets or rights of Company or the Company Subsidiary outside the ordinary course of Company’s business; (iii) a business combination involving Company or the Company Subsidiary; (iv) any other extraordinary business transaction involving or otherwise relating to Company or the Company Subsidiary; or (v) any other transaction that would reasonably be expected to interfere with the transactions contemplated by this Agreement.

(b) In addition to the other obligations under this Section 5.3, Company shall, and shall cause the Company Subsidiary to, promptly (and in any event within three (3) Business Days after receipt thereof by Company, such Company Subsidiary, or their respective representatives) advise Purchaser orally and in writing of any proposal for an Alternative Transaction, any request for information with respect to an Alternative Transaction, or any inquiry with respect to or which could reasonably be expected to result in a proposal for an Alternative Transaction, the material terms and conditions of such request, proposed Alternative Transaction or inquiry, and, unless restricted by confidentiality obligations, the identity of the Person making the same.

(c) Company agrees that the rights and remedies for noncompliance with this Section 5.3 shall include having such provision specifically enforced by any court having equity jurisdiction, it being acknowledged and agreed that any such breach or threatened breach shall cause irreparable injury to Purchaser that money damages would not provide an adequate remedy to Purchaser.

5.4 Stockholders Consent

(a) Company shall use its commercially reasonable efforts to obtain, within ten (10) days following the execution and delivery of this Agreement, the Requisite Company Vote pursuant to written Consents of the Stockholders in form satisfactory to Purchaser (the “Written Consent”). The materials submitted to the Stockholders in connection with the Written Consent shall include the Company Board Recommendation. Promptly following receipt of the Written Consent, Company shall deliver a copy of such Written Consent to Purchaser.

(b) Promptly following, but in no event more than three (3) Business Days after, receipt of the Written Consent, Company shall prepare and mail a notice (the “Stockholder Notice”) to every Stockholder that did not execute the Written Consent. The Stockholder Notice shall (i) be a statement to the effect that the Company Board unanimously determined that the Merger is advisable in accordance with the Utah Act and in the best interests of the Stockholders and unanimously approved and adopted this Agreement, the Merger and the other transactions contemplated hereby, (ii) provide the Stockholders to whom it is sent with notice of the actions taken in the Written Consent, including the approval and adoption of this Agreement, the Merger and the other transactions contemplated hereby in accordance with the Utah Act and the bylaws of Company and (iii) notify such Stockholders of their dissent and dissenters’ rights pursuant to the Utah Act. The Stockholder Notice shall be sufficient in form and substance to start the period during which a Stockholder must demand dissenters’ rights relating to such Stockholder’s Company Common Stock as contemplated by the Utah Act. All materials submitted to the Stockholders in accordance with this Section 5.4(b) shall be subject to Purchaser’s advance review and reasonable approval.

5.5 Notice of Certain Events

(a) From the date hereof until the Closing, Company shall promptly notify Purchaser in writing of:

(i) any fact, circumstance, event or action the existence, occurrence or taking of which (A) has had, or could reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (B) has resulted in, or could reasonably be expected to result in, any representation or warranty made by Company hereunder not being true and correct or (C) has resulted in, or could reasonably be expected to result in, the failure of any of the conditions set forth in Section 6.2 to be satisfied;

(ii) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

(iii) any notice or other communication from any Governmental Body in connection with the transactions contemplated by this Agreement; and

(iv) any Legal Proceeding commenced or, to Company’s Knowledge, threatened against, relating to or involving or otherwise affecting Company that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Section 2.20 or that relates to the consummation of the transactions contemplated by this Agreement.

(b) Purchaser’s receipt of information pursuant to this Section 5.5 shall not operate as a waiver or otherwise affect any representation, warranty or agreement given or made by Company in this Agreement and shall not be deemed to amend or supplement the Disclosure Schedules.

5.6 Public Announcements. Company shall not (and shall ensure that none of its representatives) issue any press release or make any public statement regarding (or otherwise disclose to any Person, who is not bound by confidentiality obligations, the existence or terms of) this Agreement or the transactions contemplated hereby, without the prior written consent of Purchaser.

5.7 Indemnification of Officers and Directors

(a) All rights to indemnification by Company existing in favor of those Persons who are or were directors and officers of Company as of the date of this Agreement (the “D&O Indemnified Persons”) for their acts and omissions occurring prior to the Effective Time, as provided in the Charter Documents (as in effect as of the date of this Agreement), shall survive the Merger and shall not be amended, repealed or otherwise modified, and shall be observed by the Surviving Corporation from the Effective Time until the sixth anniversary of the date on which the Effective Time occurs, and any claim made requesting indemnification pursuant to such indemnification rights shall continue to be subject to this Section 5.7 and the indemnification rights provided under this Section 5.7 until disposition of such claim.

(b) Prior to the Effective Time, Company shall purchase and fully pay the premium for a six (6)-year “tail” policy for the existing policy (the “D&O Tail Policy”). Purchaser and Company shall reasonably cooperate in obtaining the D&O Tail Policy.

(c) The provisions of this Section 5.7 shall survive the consummation of the Merger and are (i) intended to be for the benefit of, and will be enforceable by, each of the D&O Indemnified Persons and their successors, assigns and heirs and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such D&O Indemnified Person may have by Contract or otherwise. This Section 5.7 may not be amended, altered or repealed in a manner adversely affecting a D&O Indemnified Person after the Effective Time without the prior written consent of such D&O Indemnified Person.

5.8 R&W Policy. Company and Stockholders’ Agent shall cooperate with the Purchaser (including in responding to any questions raised by the R&W Policy insurer) in connection with the Purchaser’s efforts to obtain the R&W Policy.

5.9 Sherwood Agreement. Company and Stockholders’ Agent shall use commercially reasonable efforts to cooperate with the Purchaser in connection with the Purchaser’s efforts to retain Tempur Sherwood, LLC, as a supplier for Company pursuant to the Product Supply Agreement between Company and Tempur Sherwood, LLC, dated December 21, 2020; provided, that such commercially reasonable efforts shall not require Company or the Stockholders’ Agent to pay any amount or waive any fee owed to the Company in order to retain Tempur Sherwood, LLC as a supplier.

6.	Conditions to Closing

6.1 Conditions to Obligations of All Parties. The obligations of each party to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions:

(a) This Agreement shall have been duly adopted by the Requisite Company Vote.

(b) No Governmental Body shall have enacted, issued, promulgated, enforced or entered any Governmental Order which is in effect and has the effect of making the transactions contemplated by this Agreement illegal, otherwise restraining or prohibiting consummation of such transactions or causing any of the transactions contemplated hereunder to be rescinded following completion thereof.

6.2 Conditions to Obligations of Parent, Purchaser and Merger Sub. The obligations of Parent, Purchaser and Merger Sub to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or Purchaser’s waiver, at or prior to the Closing, of each of the following conditions:

(a) Other than the representations and warranties of Company contained in Section 2.1, Section 2.3, Section 2.21(a) and Section 2.24, the representations and warranties of Company contained in this Agreement, the Transactional Agreements and any certificate delivered pursuant hereto shall be true and correct in all respects (in the case of any representation or warranty qualified by materiality or Company Material Adverse Effect) or in all material respects (in the case of any representation or warranty not qualified by materiality or Company Material Adverse Effect) on and as of the date hereof and on and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects). The representations and warranties of Company contained in Section 2.1, Section 2.3, Section 2.21(a) and Section 2.24 shall be true and correct in all respects on and as of the date hereof and on and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects).

(b) Company shall have duly performed and complied in all material respects with all agreements, covenants and conditions required by this Agreement and each of the Transactional Agreements to be performed or complied with by it prior to or on the Closing Date; provided, that, with respect to agreements, covenants and conditions that are qualified by materiality, Company shall have performed such agreements, covenants and conditions, as so qualified, in all respects.

(c) No Legal Proceeding shall have been commenced against Purchaser, Merger Sub or Company, which would prevent the Closing. No injunction or restraining order shall have been issued by any Governmental Body, and be in effect, which restrains or prohibits any transaction contemplated hereby.

(d) All approvals, Consents and waivers that are listed on Schedule 1.13(a) shall have been received, and executed counterparts thereof shall have been delivered to Purchaser at or prior to the Closing.

(e) From the date of this Agreement, there shall not have occurred any Company Material Adverse Effect, nor shall any event or events have occurred that, individually or in the aggregate, with or without the lapse of time, could reasonably be expected to result in a Company Material Adverse Effect.

(f) Company shall have delivered each of the closing deliverables set forth in Section 1.13(a).

(g) Holders of no more than five percent (5%) of the outstanding shares of Company Stock (on an as converted basis) as of immediately prior to the Effective Time, in the aggregate, shall have exercised statutory dissenters’ rights pursuant to the Utah Act with respect to such shares of Company Common Stock.

(h) The R&W Policy shall have been bound and issued to Purchaser in form and substance acceptable to Purchaser and shall be in full force and effect.

6.3 Conditions to Obligations of Company. The obligations of Company to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or Company’s waiver, at or prior to the Closing, of each of the following conditions:

(a) Other than (i) the representations and warranties of Purchaser and Merger Sub contained in Section 3.1, Section 3.3 and Section 3.7, and (ii) the representations and warranties of Parent contained in Section 4.1, Section 4.3 and Section 4.6, the representations and warranties of Purchaser, Merger Sub and Parent contained in this Agreement and any certificate delivered pursuant hereto shall be true and correct in all respects (in the case of any representation or warranty qualified by materiality or Parent Material Adverse Effect) or in all material respects (in the case of any representation or warranty not qualified by materiality or Parent Material Adverse Effect) on and as of the date hereof and on and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects). (A) The representations and warranties of Purchaser and Merger Sub contained in Section 3.1, Section 3.3 and Section 3.7, and (B) the representations and warranties of Parent contained in Section 4.1, Section 4.3 and Section 4.6, in each case, shall be true and correct in all respects on and as of the date hereof and on and as of the Closing Date with the same effect as though made at and as of such date.

(b) Purchaser, Merger Sub and Parent shall have duly performed and complied in all material respects with all agreements, covenants and conditions required by this Agreement and each of the Transactional Agreements to be performed or complied with by them prior to or on the Closing Date; provided, that, with respect to agreements, covenants and conditions that are qualified by materiality, Purchaser, Merger Sub and Parent shall have performed such agreements, covenants and conditions, as so qualified, in all respects.

(c) No injunction or restraining order shall have been issued by any Governmental Body, and be in effect, which restrains or prohibits any material transaction contemplated hereby.

(d) Purchaser shall have delivered each of the closing deliverables set forth in Section 1.13(b).

7.	Indemnification, etc.

7.1 Survival of Representations.

(a) Company Representations. Except as provided in Section 7.1(c), the representations and warranties made by Company shall survive the Closing (and any later sale, transfer or other disposition of any or all of the equity or assets of the Surviving Corporation) and shall expire on the twelve (12) month anniversary of the Closing Date (the “Termination Date”); provided, however, that if at any time prior to the Termination Date any Purchaser Indemnitee delivers to Stockholders’ Agent a written notice pursuant to Section 7.8 asserting a claim for recovery under Section 7.8 (a “Claim Notice”), then the claim asserted in such Claim Notice will survive the Termination Date until such time as such Claim Notice is fully and finally resolved pursuant to this Article 7. Covenants made by Company herein to be performed following the Closing shall survive until satisfied. Notwithstanding the foregoing or anything to the contrary contained herein, this Section 7 shall not limit any claim or recovery available to Purchaser, Merger Sub or the Surviving Corporation (or any additional insured) under the R&W Policy. In no event shall a Purchaser Indemnitee be entitled to indemnification with respect to any Loss that constitutes a Special Indemnity Item unless such Purchaser Indemnitee submits a Claim Notice in respect of such Loss to the Indemnitor conforming to the requirements set forth in Section 7.8(a) no later than the date that is the twelve (12) month anniversary of the Closing Date.

(b) Purchaser Representations. Except as provided in Section 7.1(c), the representations and warranties made by Purchaser and Merger Sub shall survive the Closing and shall expire on the Termination Date; provided, however, that if, at any time prior to the Termination Date any Securityholder Indemnitee delivers to Purchaser a Claim Notice, then the claim asserted in such notice shall survive the Termination Date until such time as such claim is fully and finally resolved pursuant to this Article 7. Covenants made by Purchaser or Merger Sub herein to be performed following the Closing shall survive until satisfied.

(c) Specified Representations. Notwithstanding anything to the contrary contained in Section 7.1, the Fundamental Representations shall survive the Closing (and any later sale, transfer or other disposition of any or all of the equity or assets of the Surviving Corporation) for five (5) years following the Closing Date.

(d) Exclusion of Materiality and Knowledge Qualifiers. For purposes of this Article 7, the representations and warranties of any party shall not be deemed qualified by any references to Knowledge or materiality, material adverse effect, Company Material Adverse Effect or Parent Material Adverse Effect.

(e) Fraud. Notwithstanding anything to the contrary contained in this Article 7, the expirations set forth in Section 7.1, 7.1(b) and 7.1(c), shall not apply in the case of claims arising out of or relating to Fraud.

7.2 Indemnification.

(a) Securityholder Indemnification. From and after the Effective Time (but subject to the limitations in this Article 7), the Securityholder Indemnitors, on a several and not joint basis, shall hold harmless and indemnify the Purchaser Indemnitees from and against, and shall compensate and reimburse the Purchaser Indemnitees for any Loss suffered or incurred by any of the Purchaser Indemnitees or to which any of the Purchaser Indemnitees may otherwise become subject (regardless of whether or not such Loss relates to any Third-Party Claim) and that arises from or as a result of:

(i) any inaccuracy in or breach of any representation or warranty made by Company in this Agreement;

(ii) any breach of any covenant or obligation, or any failure to comply therewith, of Company in this Agreement;

(iii) any Indebtedness and any Company Transaction Expenses, in each case to the extent not included in the Closing Payment Certificate or not paid by Company prior to the Closing;

(iv) any inaccuracy in the Consideration Spreadsheet as described in Schedule 7.2(a)(iv);

(v) the employment issues described in Schedule7.2(a)(v);

(vi) the rebate matter described more fully on Schedule 7.2(a)(vi);

(vii) Cybersecurity and data privacy issues that arose prior to the Effective Time;

(viii) the costs associated with obtaining manufacturing and other operating licenses for Company in all required states;

(ix) the state and local sales Tax or state and local income Tax liabilities of the Company that arose prior to the Effective Time, and related filing expenses incurred following the Effective Time as more fully described on Schedule 7.2(a)(ix);

(x) liabilities relating to the judgment described on Schedule 7.2(a)(x);

(xi) liabilities relating to the trademark issues described on Schedule 7.2(a)(xi); or

(xii) the tax issue described more fully on Schedule 7.2(a)(xii).

(b) Purchaser Indemnification. From and after the Effective Time (but subject to the limitations in this Article 7), each of Purchaser, Merger Sub and their Affiliates (the “Purchaser Indemnitors”) shall hold harmless and indemnify the Securityholders and their Affiliates (the “Securityholder Indemnitees”), from and against, and shall compensate and reimburse the Securityholder Indemnitees for any Loss which is suffered or incurred by any of the Securityholder Indemnitees or to which any of the Securityholder Indemnitees may otherwise become subject (regardless of whether or not such Loss relates to any Third-Party Claim) and that arises from or as a result of:

(i) any inaccuracy in or breach of any representation or warranty made by Purchaser, Merger Sub or Parent in Article 3 or Article 4, as applicable, of this Agreement; or

(ii) any breach of any covenant or obligation, or any failure to comply therewith, of Purchaser, Merger Sub or Parent in this Agreement.

(c) Damage to Purchaser. The parties acknowledge and agree that, if the Surviving Corporation suffers, incurs or otherwise becomes subject to any Loss as a result of or in connection with any inaccuracy in or breach of any representation, warranty, covenant or obligation, then (without limiting any of the rights of Company as a Purchaser Indemnitee) Purchaser shall also be deemed, by virtue of its ownership of the stock of the Surviving Corporation, to have incurred Losses as a result of and in connection with such inaccuracy or breach.

7.3 Limitations.

(a) Basket. Subject to Section 7.3(c), the Securityholder Indemnitors, on the one hand, or the Purchaser Indemnitors, on the other hand (each, an “Indemnitor”) shall not be required to make any indemnification payment pursuant to Section 7.2(a)(i) or 7.2(b)(i) until such time as the total amount of all Losses (including the Losses arising from such inaccuracy or breach and all other Losses arising from any other inaccuracies or breaches of any representations or warranties) that have been directly or indirectly suffered or incurred by any one or more of the Purchaser Indemnitees, on the one hand, or the Securityholder Indemnitees, on the other (each, an “Indemnitee”), exceeds One Hundred Seventy-Five Thousand Dollars ($175,000) in the aggregate (the “Threshold”). If the total amount of such Losses exceeds the Threshold, then the applicable Indemnitor shall only be required to pay or be liable for all such Losses in excess of the Threshold.

(b) Liability Cap. Subject to Section 7.3(c), the maximum aggregate amount that the Purchaser Indemnitees are entitled to recover from the Securityholder Indemnitors under Section 7.2(a)(i) is the Indemnity Escrow Share Amount (“Cap Amount”). Subject to Section 7.3(c), the maximum aggregate amount that the Securityholder Indemnitees are entitled to recover from the Purchaser Indemnitors under Section 7.2(b)(i) is the Cap Amount.

(c) Applicability of Basket and Liability Cap. The limitations set forth in Sections 7.3(a) and 7.3(b) shall not apply: (i) in the case of Fraud; (ii) to the matters referred to in Section 7.2(a)(i) or Section 7.2(b)(i) to the extent related to a breach or inaccuracy of any Fundamental Representations; (iii) to the matters referred to in Section 7.2(a)(ii) or Section 7.2(b)(ii), and (iv) to the matters referred to in Sections 7.2(a)(iii) through 7.2(a)(xii). The maximum aggregate amount that the Purchaser Indemnitees shall be entitled to recover from any Securityholder Indemnitor in respect of the indemnification obligations set forth in Section 7.2 is an amount equal to the Closing Merger Consideration actually received by such Securityholder Indemnitor multiplied by the Parent Share Price.

(d) Exclusive Remedy. Except in the case of Fraud, claims for indemnification, compensation and reimbursement brought in accordance with and subject to this Article 7 shall be the sole and exclusive remedy of any Indemnitee for monetary Losses from and after the Closing Date with respect to breaches of this Agreement by the applicable party. Without limiting the generality of the foregoing, nothing contained in this Agreement shall limit the rights of any Indemnitee to seek or obtain injunctive relief, including specific performance, or any other equitable remedy to which such Indemnitee is otherwise entitled and attorney’s fees and costs pursuant to Section 10.3 of this Agreement.

(e) No Purchaser Indemnitee shall have any right to indemnification hereunder with respect to any Loss or alleged Loss to the extent such Loss or alleged Loss is included in the calculation of Retained Cash, Indebtedness or Net Working Capital.

7.4 Amount of Loss. The amount of any Loss for which indemnification is provided pursuant to this Article 7 shall be determined by taking into account (a) any amounts actually recovered by the applicable Indemnitee under its insurance policies or otherwise; provided, that such amount shall be reduced by any costs and expenses incurred in obtaining such recovery and by the amount of any increase in insurance premiums resulting from making the claim giving rise to such recovery; provided, further, that notwithstanding anything else herein to the contrary, an Indemnitee shall seek to mitigate the amount of Loss as set forth in Section 7.5, and (b) any amounts recovered by the Indemnitor from a third party.

7.5 Mitigation. The parties acknowledge and agree that, notwithstanding anything else herein to the contrary, an Indemnitee shall, to the extent required by applicable Law, take commercially reasonable steps to mitigate any Loss upon becoming aware of any event or circumstance that would reasonably be expected to, or does, give rise to such Loss, which commercially reasonable steps shall include seeking recovery to the maximum extent available under any applicable insurance policies covering such Loss (including the Cyber Policy and the R&W Policy); provided, however, that in no event shall an Indemnitee be required to institute any Legal Proceeding, incur material delays or expense, or increase the cost of insurance coverage in order to recover under an applicable insurance policy.

7.6 Investigation. The rights to indemnification set forth in this Article 7 shall not be affected by (i) any investigation conducted by or on behalf of any Indemnitee or any knowledge acquired (or capable of being acquired) by any Indemnitee, whether before or after the date of this Agreement or the Closing Date, with respect to the inaccuracy or noncompliance with any representation, warranty, covenant or obligation which is the subject of indemnification hereunder, or (ii) any waiver by the Purchaser of any closing condition relating to the accuracy of representations and warranties or the performance of or compliance with agreements and covenants.

7.7 Defense of Third-Party Claims.

(a) Third-Party Claims. If any Indemnitee receives notice of the assertion or commencement of any Legal Proceeding made or brought by any Person who is not a party to this Agreement or an Affiliate of a party to this Agreement or a representative of the foregoing (a “Third-Party Claim”) against such Indemnitee with respect to which the Indemnitor is obligated to provide indemnification under this Agreement, the Indemnitee shall give the Indemnitor reasonably prompt written notice thereof, but in any event not later than thirty (30) days after receipt of such notice of such Third-Party Claim. The failure to give such prompt written notice shall not, however, relieve the Indemnitor of its indemnification obligations, except and only to the extent that the Indemnitor forfeits material rights or defenses by reason of such failure. Such notice by the Indemnitee shall describe the Third-Party Claim in reasonable detail, shall include copies of all material written evidence thereof and shall indicate the estimated amount, if reasonably practicable, of the Loss that has been or may be sustained by the Indemnitee. The Indemnitor shall have the right to participate in, or by giving written notice to the Indemnitee (which notice shall irrevocably acknowledge the Indemnitor’s responsibility for such Third-Party Claim without reservation of any rights but subject to the limitations contained in this Article 7), to assume the defense of any Third-Party Claim at the Indemnitor’s expense and by the Indemnitor’s own counsel, and the Indemnitee shall cooperate in good faith in such defense; provided, however, that such Indemnitor shall not have the right to defend or direct the defense of any such Third-Party Claim that (i) is asserted directly by or on behalf of a Person that is a customer of Company, (ii) seeks an injunction or other equitable relief against the Indemnitee, or (iii) as to which the Indemnitee believes an adverse determination would result in Losses that would exceed the limitations on the right of the Indemnitee to indemnification contained in Section 7.3, as the case may be. In the event that the Indemnitor assumes the defense of any Third-Party Claim, subject to Section 7.7(b), it shall have the right to take such action as it deems necessary to avoid, dispute, defend, appeal or make counterclaims pertaining to any such Third-Party Claim in the name and on behalf of the Indemnitee. The Indemnitee shall have the right to participate in the defense of any Third-Party Claim with counsel selected by it subject to the Indemnitor’s right to control the defense thereof. The fees and disbursements of such counsel shall be at the expense of the Indemnitee, provided, however, that if in the reasonable opinion of counsel to the Indemnitee, (A) there are legal defenses available to an Indemnitee that are different from or additional to those available to the Indemnitor; or (B) there exists a conflict of interest between the Indemnitor and the Indemnitee that cannot be waived, the Indemnitor shall be liable for the reasonable fees and expenses of counsel to the Indemnitee in each jurisdiction for which the Indemnitee determines counsel is required. If the Indemnitor elects not to compromise or defend such Third-Party Claim, fails to promptly notify the Indemnitee in writing of its election to defend as provided in this Agreement, or fails to diligently prosecute the defense of such Third-Party Claim, the Indemnitee may, subject to Section 7.7(b), pay, compromise, defend such Third-Party Claim and seek indemnification for any and all Losses based upon, arising from or relating to such Third-Party Claim. Stockholders’ Agent and Purchaser shall cooperate with each other in all reasonable respects in connection with the defense of any Third-Party Claim, including keeping the party not controlling the defense of such Third-Party Claim advised of the status of such Third-Party Claim and the defense thereof, making available (subject to the provisions of any confidentiality agreement) records relating to such Third-Party Claim and furnishing, without expense (other than reimbursement of actual out-of-pocket expenses) to the defending party, management employees of the non-defending party as may be reasonably necessary for the preparation of the defense of such Third-Party Claim. If the Indemnitor is not handling the defense, it shall be entitled to participate in the defense at its own cost and expense.

(b) Settlement of Third-Party Claims. Notwithstanding any other provision of this Agreement, the Indemnitor shall not enter into settlement of any Third-Party Claim without the prior written consent of the Indemnitee, except as provided in this Section 7.7(b). If a firm offer is made to settle a Third-Party Claim without leading to liability or the creation of a financial or other obligation on the part of the Indemnitee and provides, in customary form, for the unconditional release of each Indemnitee from all liabilities and obligations in connection with such Third-Party Claim and the Indemnitor desires to accept and agree to such offer, the Indemnitor shall give written notice to that effect to the Indemnitee. If the Indemnitee fails to consent to such firm offer within ten (10) days after its receipt of such notice, the Indemnitee may continue to contest or defend such Third-Party Claim and in such event, the maximum liability of the Indemnitor as to such Third-Party Claim shall not exceed the amount of such settlement offer. If the Indemnitee fails to consent to such firm offer and also fails to assume defense of such Third-Party Claim, the Indemnitor may settle the Third-Party Claim upon the terms set forth in such firm offer to settle such Third-Party Claim. If the Indemnitee has assumed the defense pursuant to Section 7.7(a), it shall not agree to any settlement without the written consent of the Indemnitor (which consent shall not be unreasonably withheld or delayed).

7.8 Claims Procedures. Subject to the provisions of Sections 7.3 and 10.7(c), any claim for indemnification, compensation or reimbursement pursuant to Article 7 shall be made as follows:

(a) If any Indemnitee has or claims in good faith to have incurred or suffered Losses for which it is or may be entitled to indemnification, compensation or reimbursement under Article 7, such Indemnitee may deliver a Claim Notice to Indemnitor, as applicable. Each Claim Notice shall: (i) state that the Indemnitee believes in good faith that the Indemnitee is entitled to indemnification, compensation or reimbursement under Article 7; (ii) contain a brief description of the facts and circumstances supporting the Indemnitee’s claim; and (iii) if practicable, contain a non-binding, preliminary, good faith estimate of the amount to which the Indemnitee claims to be entitled (the aggregate amount of such estimate, as it may be modified by the Indemnitee in good faith from time to time, being referred to as the “Claimed Amount”).

(b) During the twenty (20)-Business Day period commencing upon receipt by Stockholders’ Agent or Purchaser, as applicable, of a Claim Notice from an Indemnitee (the “Dispute Period”), the Indemnitor may deliver to the Indemnitee a written response (the “Claims Response Notice”) in which the Indemnitor: (i) agrees that the full Claimed Amount is owed to the Indemnitee; (ii) agrees that part, but not all, of the Claimed Amount is owed to the Indemnitee; or (iii) indicates that no part of the Claimed Amount is owed to the Indemnitee. If the Response Notice is delivered in accordance with clause (ii) or (iii) of the preceding sentence, the Response Notice shall also contain a brief description of the facts and circumstances supporting the Indemnitor’s claim that only a portion or no part of the Claimed Amount is owed to the Indemnitee, as the case may be (any part of the Claimed Amount that is not agreed to be owed to the Indemnitee pursuant to the Indemnitee’s Claim Notice being referred to as the “Contested Amount”). If a Response Notice is not received by the Indemnitee from the Indemnitor prior to the expiration of the Dispute Period, then the Indemnitor shall be conclusively deemed to have agreed that an amount equal to the full Claimed Amount is owed to the Indemnitee.

(c) If no Response Notice is received by the Indemnitee from the Indemnitor prior to the expiration of the Dispute Period, then the Indemnitor shall make the applicable payment to such Indemnitee, subject to Section 7.3.

(d) If the Indemnitee in the Response Notice agrees that part, but not all, of the Claimed Amount is owed to the Indemnitee (the “Agreed Amount”), then the Indemnitor may, at its option, pay the Agreed Amount to the Indemnitee.

(e) If any Response Notice expressly indicates that there is a Contested Amount, the Indemnitor and the Indemnitee shall attempt in good faith to resolve the dispute related to the Contested Amount. If the Indemnitor and the Indemnitee resolve such dispute, such resolution shall be binding on the Indemnitor and the Indemnitee and a settlement agreement stipulating the amount owed to such Indemnitee (the “Stipulated Amount”) shall be signed by the Indemnitee and the Indemnitor.

(f) In the event that there is a dispute relating to any Claim Notice or Contested Amount (whether it is a matter between the Indemnitee, on the one hand, and the Indemnitor, on the other hand, or it is a matter that is subject to a claim or Legal Proceeding asserted or commenced by a third party brought against the Indemnitee or Company in a litigation or arbitration), a Legal Proceeding to resolve such dispute, may be brought in accordance with Section 10.7(b).

7.9 Priority of Payment.

(a) To the extent that any Purchaser Indemnitee is entitled to Losses payable by the Securityholder Indemnitors pursuant to Section 7.2(a) as a result of a breach or inaccuracy of a representation or warranty (other than the Company Fundamental Representations), such Losses shall be satisfied only in the following manner, order and priority (except in the case of Fraud):

(i) first, from the Indemnity Escrow Share Amount; and

(ii) second, from the R&W Policy.

(b) To the extent that any Purchaser Indemnitee is entitled to Losses payable by the Securityholder Indemnitors pursuant to Section 7.2(a) relating to a breach of the Company Fundamental Representations, a breach of Company’s covenants or obligations contained herein, or the Special Indemnity Items (other than the Special Indemnity Items set forth in Section 7.2(a)(viii) and Section 7.2(a)(ix)), such Losses shall be satisfied only in the following manner, order and priority (except in the case of Fraud):

(i) first, from the Indemnity Escrow Share Amount;

(ii) second, from the R&W Policy, if applicable;

(iii) third, from the Excess Indemnity Escrow Share Amount; and

(iv) fourth, from the Securityholder Indemnitors, on a several and not joint basis, in each case subject to the applicable limitations set forth in this Article 7.

(c) To the extent that any Purchaser Indemnitee is entitled to Losses payable by the Securityholder Indemnitors pursuant to Section 7.2(a) relating to the Special Indemnity Items set forth in Section 7.2(a)(viii) and Section 7.2(a)(ix), such Losses shall be satisfied only in the following manner, order and priority (except in the case of Fraud):

(i) first, from the Escrow Cash Amount; and

(ii) second, from the Excess Indemnity Escrow Share Amount.

(d) Notwithstanding the foregoing, in the event that an amount becomes payable to any Purchaser Indemnitee from the Indemnity Escrow Share Amount or the Excess Indemnity Escrow Share Amount, the Stockholders’ Agent may, in its sole discretion, cause such amount to be paid in cash out of the Stockholders’ Agent Reserve or by the Securityholder Indemnitors rather than from the Indemnity Escrow Share Amount or the Excess Indemnity Escrow Share Amount (a “Cash Substitution”); provided, that (i) the Stockholders’ Agent shall not have the right to cause a Cash Substitution if doing so would materially prejudice the Purchaser Indemnitee (other than as a result of the difference in value between the Cash Substitution and the value of the shares of Parent Common Stock constituting the Indemnity Escrow Share Amount or the Excess Indemnity Escrow Share Amount, as applicable) and (ii) the Stockholders’ Agent shall cause the distribution of shares of Parent Common Stock released to the Securityholders from the Indemnity Escrow Share Amount or the Excess Indemnity Escrow Share Amount to be adjusted as required in order to true up any Securityholder Indemnitors that contributed cash in respect of a Cash Substitution. The Stockholders’ Agent shall elect to make a Cash Substitution by providing written notice to the applicable Purchaser Indemnitee within five (5) Business Days after the amount of any Purchaser Indemnitee’s claim for indemnification is finally determined in accordance with Section 7.8. Once the Stockholders’ Agent has provided notice of its election to make a Cash Substitution, the Stockholders’ Agent shall have five (5) Business Days to cause the portion of the indemnification claim that would otherwise be recovered from the Indemnity Escrow Share Amount or the Excess Indemnity Escrow Share Amount to be paid in cash by wire transfer of immediately available funds to the applicable Purchaser Indemnitee.

7.10 R&W Policy. The R&W Policy is a Contract between Purchaser and the insurers party thereto separate and apart from this Agreement. As such, none of the limitations or exceptions set forth in this Agreement shall in any way limit, affect, restrict, modify, or impair the ability of Purchaser to make claims under or recover under the R&W Policy or shall require or be construed to require the Purchaser to commence any Legal Proceeding or other dispute resolution mechanism against the R&W Policy insurer or any insurer, reinsurer, or Affiliate thereof under or in respect of the R&W Policy.

7.11 Payment to Securityholders from the Indemnity Escrow Share Amount.

(a) Escrow Period Termination Release.

(i) Within five (5) Business Days following the twelve (12) month anniversary of the Closing Date, Purchaser shall (A) deliver to Stockholders’ Agent and the Escrow Agent a certificate signed by an officer of Purchaser (an “Escrow Distribution Certificate”) containing: (1) a list of Claim Notices which have been delivered to Stockholders’ Agent that either have not been resolved or have been resolved but for which distributions to Purchaser from the Escrow Share Amount are still to be made and have not yet been made (such listed Claim Notices, the “Open Claims”); and (2) the individual and aggregate amount of all Losses subject to Open Claims (such aggregate amount, the “Retained Amount”); and (B) Parent and the Stockholders’ Agent shall promptly deliver a joint instruction letter requesting the Escrow Agent to release a number of shares equal to the amount then remaining in the Indemnity Escrow Share Amount minus the Retained Amount, if any, divided by the Parent Share Price (any such remainder, the “Released Amount”).

(ii) Within five (5) Business Days following the twelve (12) month anniversary of the Closing Date, Purchaser shall (A) deliver to Stockholders’ Agent and the Escrow Agent a certificate signed by an officer of Purchaser (an “Excess Escrow Distribution Certificate”) containing: (1) a list of Claim Notices which have been delivered to Stockholders’ Agent relating to the Excess Indemnity Escrow Share Amount that either have not been resolved or have been resolved but for which distributions to Purchaser from the Escrow Share Amount are still to be made and have not yet been made (such listed Claim Notices, the “Excess Open Claims”); and (2) the individual and aggregate amount of all Losses subject to Open Claims (such aggregate amount, the “Excess Retained Amount”); and (B) the Escrow Agent shall promptly release a number of shares equal to the amount then remaining in the Excess Indemnity Escrow Share Amount minus the Excess Retained Amount, if any, divided by the Parent Share Price (any such remainder, the “Excess Released Amount”).

(b) Post-Escrow Period Release. Within five (5) Business Days following the resolution of any Open Claim where Purchaser is not entitled to the full amount of Losses included in an Escrow Distribution Certificate or an Excess Escrow Distribution Certificate with respect to such Open Claim, Purchaser shall (i) deliver to Stockholders’ Agent and the Escrow Agent a certificate signed by an officer of Purchaser containing: (A) a list of Claim Notices which have been delivered to Stockholders’ Agent but either have not been resolved or have been resolved but for which distributions to Purchaser from the Indemnity Escrow Share Amount are still to be made and have not yet been made (such listed Claim Notices, the “Remaining Open Claims”); (B) the individual and aggregate amount of all Losses subject to Remaining Open Claims (such aggregate amount, the “New Retained Amount”); and (ii) the Escrow Agent shall promptly release a number of shares equal to the amount then remaining in the Indemnity Escrow Share Amount minus the New Retained Amount, if any, divided by the Parent Share Price.

7.12 Payment to Securityholders from the Escrow Cash Amount.

(a) Escrow Period Termination Release. Within five (5) Business Days following the twelve (12) month anniversary of the Closing Date, Purchaser shall (i) deliver to Stockholders’ Agent and the Escrow Agent a certificate signed by an officer of Purchaser (a “Cash Escrow Distribution Certificate”) containing: (A) a list of Claim Notices which have been delivered to Stockholders’ Agent that either have not been resolved or have been resolved but for which distributions to Purchaser from the Escrow Cash Amount are still to be made and have not yet been made (such listed Claim Notices, the “Open Cash Claims”); and (B) the individual and aggregate amount of all Losses subject to Open Cash Claims (such aggregate amount, the “Retained Cash Amount”); and (ii) the Escrow Agent shall promptly release an amount of cash equal to the amount then remaining in the Escrow Cash Amount minus the Retained Cash Amount (any such remainder, the “Released Cash Amount”).

(b) Post-Escrow Period Release. Within five (5) Business Days following the resolution of any Open Cash Claim where Purchaser is not entitled to the full amount of Losses included in the Cash Escrow Distribution Certificate with respect to such Open Cash Claim, Purchaser shall (i) deliver to Stockholders’ Agent and the Escrow Agent a certificate signed by an officer of Purchaser containing: (A) a list of Claim Notices which have been delivered to Stockholders’ Agent but either have not been resolved or have been resolved but for which distributions to Purchaser from the Escrow Cash Amount are still to be made and have not yet been made (such listed Claim Notices, the “Remaining Open Cash Claims”); (B) the individual and aggregate amount of all Losses subject to Remaining Open Cash Claims (such aggregate amount, the “New Retained Cash Amount”); and (ii) Parent and the Stockholders’ Agent shall promptly deliver a joint instruction letter requesting the Escrow Agent to release an amount of cash equal to the amount then remaining in the Escrow Cash Amount minus the New Retained Cash Amount, if any.

(c) Treatment of Escrow Payments. Any payment received pursuant to this Article 7 shall be treated for all purposes, including for U.S. federal and applicable state and local Tax purposes, as an adjustment to the Purchase Price to the maximum extent permitted by applicable Legal Requirements.

8.	Tax Covenants

8.1 Transfer Taxes. All transfer, documentary, sales, use, stamp, registration, value added and other such Taxes and fees (including any penalties and interest) incurred in connection with this Agreement and the Transactional Agreements (including any real property transfer Tax and any other similar Tax) shall be borne and paid when due fifty percent (50%) by the Securityholders and fifty percent (50%) by Purchaser. The party responsible for filing Tax Returns, if any, with respect to such transfer Taxes shall timely file any such Tax Return and the other party shall reasonably cooperate in connection with such filings.

8.2 Tax Returns. Except for the Voluntary Disclosure Matters governed by Section 8.12, Purchaser shall prepare and file, or cause to be prepared and filed, all Tax Returns required to be filed by Company after the Closing Date with respect to a Pre-Closing Tax Period and for any Straddle Period. Any such Tax Return shall be prepared in a manner consistent with past practice (unless otherwise required by Legal Requirement as determined in Purchaser’s reasonable judgment); provided, however, that (a) all items accruing on the Closing Date shall be allocated to Company’s taxable period ending on the Closing Date pursuant to Treasury Regulations Section 1.1502-76(b)(1)(ii)(A)(1) (and not pursuant to the “next day” rule under Treasury Regulations Section 1.1502-76(b)(1)(ii)(B) or pursuant to the ratable allocation method under Treasury Regulations Section 1.1502-76(b)(2)(ii) or 1.1502-76(b)(2)(iii)), (b) no election to waive a carryback of net operating losses shall be made, (c) if any success-based fees are deemed to be deductible, Company shall elect under Revenue Procedure 2011-29, 2011-18 IRB to treat seventy percent (70%) of any success-based fees as deductible on the Pre-Closing Tax Returns, and (d) Company shall deduct the Transaction Deductions to the extent permitted by applicable Legal Requirement. Any such Tax Returns shall be submitted by Purchaser to Stockholders’ Agent (together with schedules, statements and, to the extent requested by Stockholders’ Agent, supporting documentation) at least twenty (20) days prior to the due date (including extensions) of such Tax Return for Stockholders’ Agent review and approval, which shall not be unreasonably withheld, conditioned or delayed. To the extent the parties cannot resolve any disputes, the dispute shall be referred to a nationally recognized accounting firm mutually agreeable to the parties, whose determination will be final. The costs of the accounting firm shall be borne by the party that loses the dispute.

8.3 Straddle Period. In the case of Taxes that are payable with respect to a taxable period that begins on or before and ends after the Closing Date (each such period, a “Straddle Period”), the portion of any such Taxes that are treated as Pre-Closing Taxes for purposes of this Agreement shall be:

(a) in the case of Taxes (i) based upon, or related to, income, receipts, profits, wages, capital or net worth, (ii) imposed in connection with the sale, transfer or assignment of property, or (iii) required to be withheld, deemed equal to the amount which would be payable if the taxable year ended with the Closing Date; provided, however, that exemptions, allowances or deductions that are calculated on an annual basis (such as the deductions for depreciation and real estate taxes) will be apportioned between the Pre-Closing Tax Period and the post-Closing Tax period in a manner consistent with the methodology described in clause (ii) below; and

(b) in the case of other Taxes, deemed to be the amount of such Taxes for the entire period multiplied by a fraction the numerator of which is the number of days in the period ending on the Closing Date and the denominator of which is the number of days in the entire period.

8.4 Elections. Neither Purchaser nor any of its Affiliates shall make an election under Section 338 or 336(e) of the Code (or any comparable provision of foreign, state or local Legal Requirement) in respect of the transactions contemplated by this Agreement.

8.5 Pre-Closing Tax Returns. Without the prior written consent (not to be unreasonably withheld, conditioned or delayed) of Stockholders’ Agent, and except as may be required as a result of a “determination” within the meaning of Section 1313(a) of the Code, neither Purchaser nor its Affiliates (including the Surviving Corporation) shall file any amended Tax Return or surrender any right to claim a refund of Taxes with respect to any Pre-Closing Tax Period if such amendment or surrender of a right to claim a refund could reasonably be expected to have the effect of decreasing any amounts payable to the Securityholders under this Agreement or increasing an amount the Securityholders are required to indemnify for under this Agreement.

8.6 Overpayment. Any refunds for Taxes or credits for overpayment of Taxes (including any interest in respect thereof) received by Purchaser, the Surviving Corporation or any of their Affiliates with respect to any Taxes of Company or its Subsidiaries for a Pre-Closing Tax Period shall be for the benefit of the Securityholders, except to the extent that such refunds or credits are the result of the carryback of Tax attributes for periods or portions thereof following the Closing Date. Purchaser shall, or shall cause its Affiliates, including the Surviving Corporation, to elect to receive all overpayments of Taxes attributable to Pre-Closing Tax Periods in the form of a cash refund to the maximum extent permitted by Legal Requirement. Purchaser shall pay to the Securityholders any such refund or the amount of any such credit in lieu of a cash refund within five (5) days of receipt thereof.

8.7 Continuation of Business on Closing Date. For the portion of the Closing Date after the Closing, other than the transactions expressly contemplated hereby, Purchaser shall cause Company and its Subsidiaries to carry on their business only in the ordinary course in the same manner as heretofore conducted.

8.8 Contests. Purchaser agrees to give prompt written notice to Stockholders’ Agent of the receipt of any written notice by Company, Purchaser or any of Purchaser’s Affiliates which involves the assertion of any claim, or the commencement of any action, claim or Legal Proceeding in respect of a Tax for a Pre-Closing Tax Period (a “Tax Claim”); provided, that failure to comply with this provision shall not affect Purchaser’s right to indemnification hereunder unless the indemnifying party is adversely prejudiced due to such failure to comply. Except for Voluntary Disclosure Matters, Stockholders’ Agent shall have the right to control the contest or resolution of any Tax Claim; provided, however, that Stockholders’ Agent shall obtain the prior written consent of Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed) before entering into any settlement of any such claim if Purchaser would be materially adversely affected thereby; and, provided, further, that Purchaser shall be entitled to participate in the defense of such claim and to employ counsel of its choice for such purpose, the fees and expenses of which separate counsel shall be borne solely by Purchaser. Notwithstanding anything to the contrary in Section 7.7, the procedures of this Section 8.8 and not the procedures set forth in Section 7.7 shall apply with respect to the conduct of such Tax Claim.

8.9 Cooperation and Exchange of Information. Stockholders’ Agent, Company and Purchaser shall provide each other with such cooperation and information as either of them reasonably may request of the others in filing any Tax Return pursuant to this Article 8 or in connection with any audit or other proceeding in respect of Taxes of Company. Such cooperation and information shall include providing copies of relevant Tax Returns or portions thereof, together with accompanying schedules, related work papers and documents relating to rulings or other determinations by tax authorities. Each of Stockholders’ Agent, Company and Purchaser shall retain all Tax Returns, schedules and work papers, records and other documents in its possession relating to Tax matters of Company for any taxable period beginning before the Closing Date until the expiration of the statute of limitations of the taxable periods to which such Tax Returns and other documents relate, without regard to extensions except to the extent notified by any of the other parties in writing of such extensions for the respective Tax periods. Prior to transferring, destroying or discarding any Tax Returns, schedules and work papers, records and other documents in its possession relating to Tax matters of Company for any taxable period beginning before the Closing Date, Stockholders’ Agent, Company or Purchaser (as the case may be) shall provide the other parties with reasonable written notice and offer the other parties the opportunity to take custody of such materials.

8.10 Survival. Notwithstanding anything in this Agreement to the contrary, the provisions of this Article 8 shall survive for the full period of all applicable statues of limitations (giving effect to any waiver, mitigation or extension thereof) plus sixty (60) days.

8.11 Tax Matters. Each of Parent, Purchaser, Merger Sub and Company shall use their respective commercially reasonable efforts to cause the Merger to qualify, and agree not to, and not to permit or cause any of their Affiliates or Subsidiaries to, take any action which to its knowledge could reasonably be expected to prevent or impede the Merger from qualifying, as a reorganization within the meaning of Section 368(a) of the Code. This Agreement is intended to constitute, and the parties hereby adopt this Agreement as, a “plan of reorganization” within the meaning of Treasury Regulation Sections 1.368-2(g) and 1.368-3(a). Each of Parent, Purchaser, Merger Sub and Company shall report the Merger as a reorganization within the meaning of Section 368(a) of the Code unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code, including attaching the statement described in Treasury Regulations Section 1.368-3(a) on or with its Tax Return for the taxable year of the Merger.

8.12 Voluntary Disclosures. Notwithstanding anything in this Agreement to the contrary, Purchaser shall be entitled to (a) sole control of any “voluntary disclosure” process or procedure sponsored by a particular Tax authority, and/or the filing of Tax Returns for a Pre-Closing Tax Period with respect to state or local sales Tax or state or local income Tax liabilities of Company for any Pre-Closing Tax Period or Straddle Period, and related filing expenses incurred following the Effective Time, as more fully described on Schedule 7.2(a)(ix) (and any related process with respect to other Taxes that is required under applicable Law in order to participate in such voluntary disclosure process) and (b) make any remedial Tax filings in connection therewith, in each case upon providing the Stockholders’ Agent a reasonable opportunity to advise and consult on the documents prior to being submitted. The matters described in the immediately preceding sentence (or any decisions taken by the Purchaser with respect thereto) are referred to, collectively, as the “Voluntary Disclosure Matters.” The Purchaser shall consider in good faith all comments reasonably proposed by the Stockholders’ Agent at least fifteen (15) days prior to the date of filing. The Stockholders’ Agent shall cooperate fully with Purchaser in connection with all Voluntary Disclosure Matters. The procedures of Section 7.9(c) govern the indemnification of all Losses arising from Voluntary Disclosure Matters.

9.	Termination

9.1 Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by the mutual written consent of Company and Purchaser;

(b) by Purchaser by written notice to Company if:

(i) none of Purchaser or Merger Sub is then in material breach of any provision of this Agreement and there has been a breach, inaccuracy in or failure to perform any representation, warranty, covenant or agreement made by Company pursuant to this Agreement that would give rise to the failure of any of the conditions specified in Article 6 and such breach, inaccuracy or failure has not been cured by Company within ten (10) days of Company’s receipt of written notice of such breach from Purchaser; or

(ii) any of the conditions set forth in Section 6.1 or Section 6.2 shall not have been, or if it becomes apparent that any of such conditions will not be, fulfilled by September 30, 2022, unless such failure shall be due to the failure of Purchaser to perform or comply with any of the covenants, agreements or conditions hereof to be performed or complied with by it prior to the Closing;

(c) by Company by written notice to Purchaser if:

(i) Company is not then in material breach of any provision of this Agreement and there has been a breach, inaccuracy in or failure to perform any representation, warranty, covenant or agreement made by Purchaser or Merger Sub pursuant to this Agreement that would give rise to the failure of any of the conditions specified in Article 6 and such breach, inaccuracy or failure has not been cured by Purchaser or Merger Sub within ten (10) days of such party’s receipt of written notice of such breach from Company; or

(ii) any of the conditions set forth in Section 6.1 or Section 6.3 shall not have been, or if it becomes apparent that any of such conditions will not be, fulfilled by September 30, 2022, unless such failure shall be due to the failure of Company to perform or comply with any of the covenants, agreements or conditions hereof to be performed or complied with by it prior to the Closing; or

(d) by Purchaser or Company if there shall be any Law that makes consummation of the transactions contemplated by this Agreement illegal or otherwise prohibited or any Governmental Body shall have issued an Governmental Order restraining or enjoining the transactions contemplated by this Agreement, and such Governmental Order shall have become final and non-appealable.

9.2 Effect of Termination. In the event of the termination of this Agreement in accordance with this Article 8, this Agreement shall forthwith become void and there shall be no liability on the part of any party hereto except as set forth in this Article 9, Section 5.2(b) and Article 10 hereof; and that nothing herein shall relieve any party hereto from liability for any willful breach of any provision hereof. If this Agreement is terminated other than pursuant to Section 9.1, such termination will not affect any right or remedy which accrued hereunder or under applicable Laws prior to or on account of such termination, and the provisions of this Agreement shall survive such termination to the extent required so that each party may enforce all rights and remedies available to such party hereunder or under applicable Laws in respect of such termination and so that any party responsible for any breach or nonperformance of its obligations hereunder prior to termination shall remain liable for the consequences thereof.

10.	Miscellaneous Provisions

10.1 Stockholders’ Agent

(a) Appointment. By virtue of their adoption of this Agreement, acceptance of consideration under this Agreement and delivery of the Letters of Transmittal and Surrender Agreement, each Securityholder irrevocably nominates, constitutes and appoints D. Scott Peterson as the exclusive agent and true and lawful attorney-in-fact of the Securityholders (the “Stockholders’ Agent”), with full power in his, her or its name and on his, her or its behalf to act according to the terms of this Agreement and the Escrow Agreement, and in general to do all things and to perform all acts including executing and delivering any agreements, amendments, certificates, receipts, instructions, notices or instruments contemplated by, or deemed advisable in connection with this Agreement and the agreements ancillary thereto, and D. Scott Peterson hereby accepts its appointment as Stockholders’ Agent.

(b) By their adoption of this Agreement, acceptance of consideration under this Agreement, or the delivery of the Letter of Transmittal and Surrender Agreement, the Securityholders shall be deemed to have agreed to the following, in addition to the foregoing:

(i) Authority. The Securityholders grant to Stockholders’ Agent full authority to (A) execute, deliver, acknowledge, certify and file on behalf of such Securityholders (in the name of any or all of the Securityholders or otherwise) any and all documents that Stockholders’ Agent may, in his sole discretion, determine to be necessary, desirable or appropriate, in such forms and containing such provisions as Stockholders’ Agent may, in its sole discretion, determine to be appropriate, in performing its duties as contemplated by Section 10.1(a), (B) give and receive notices and other communications relating to this Agreement and the transactions contemplated hereby (except to the extent that this Agreement contemplates that such notice or communication shall be given or received by a Securityholder individually), (C) take or refrain from taking any actions (whether by negotiation, settlement, litigation or otherwise) to resolve or settle all matters and disputes arising out of or related to this Agreement or the transactions contemplated hereby, and (D) engaging attorneys, accountants, financial and other advisors, paying agents and other Persons necessary or appropriate in the judgment of the Stockholders’ Agent for the accomplishment of the foregoing; provided that the Stockholders’ Agent shall have no obligation to act on behalf of the Securityholders except as expressly provided herein or in the Escrow Agreement, and for purposes of clarity, there are no obligations of the Stockholders’ Agent in any ancillary agreement, schedule, exhibit or the Company Disclosure Schedule. Notwithstanding anything to the contrary contained herein or in any other agreement executed in connection with the Merger and the transactions contemplated by this Agreement: (i) each Purchaser Indemnitee shall be entitled to deal exclusively with Stockholders’ Agent on all matters relating to any claim for indemnification, compensation or reimbursement under Article 7 and any purchase price adjustment under Section 1.15; and (ii) each Purchaser Indemnitee shall be entitled to rely conclusively (without further evidence of any kind whatsoever) on any document executed or purported to be executed on behalf of any Securityholder by Stockholders’ Agent, and on any other action taken or purported to be taken on behalf of any Securityholder by Stockholders’ Agent, as fully binding upon such Securityholder.

(ii) Liability of Stockholders’ Agent. All actions, decisions and instructions of the Stockholders’ Agent shall be conclusive and binding upon each of the Securityholders. No Securityholder shall have any cause of action against the Stockholders’ Agent, and the Stockholders’ Agent Group will not be liable for any action taken or omitted, decision made or instruction given by the Stockholders’ Agent in connection with this Agreement, the Escrow Agreement or the agreements ancillary hereto, except for fraud, willful misconduct or gross negligence on the part of the Stockholders’ Agent, and all defenses which may be available to any Securityholder to contest, negate or disaffirm the action of the Stockholders’ Agent taken in good faith under this Agreement or the Escrow Agreement are waived.

(iii) the Stockholders’ Agent shall be entitled to: (A) rely upon the Consideration Spreadsheet, (B) rely upon any signature believed by it to be genuine, and (C) reasonably assume that a signatory has proper authorization to sign on behalf of the applicable Securityholder or other party.

(iv) the provisions of this Section 10.1 and the powers, immunities and rights to indemnification granted to the Stockholders’ Agent Group hereunder (A) are independent and severable, are irrevocable and coupled with an interest, shall survive the death, incompetence, bankruptcy or liquidation of any Securityholder and shall be binding on any successor thereto, and (B) shall be enforceable notwithstanding any rights or remedies that any Securityholder may have in connection with the transactions contemplated by this Agreement and (C) shall survive the delivery of an assignment by any Securityholder of the whole or any fraction of his, her or its interest in the Escrow Share Amount and Escrow Cash Amount.

(c) At the Closing, Company shall cause to be deposited, in an account designated by the Stockholders’ Agent, (i) Seventy-Five Thousand Dollars ($75,000) (the “Stockholders’ Agent Reserve”). Each Securityholder will contribute to the Stockholders’ Agent Reserve in accordance with their Pro Rata Share. The Stockholders’ Agent Reserve may be applied as the Stockholders’ Agent, in its sole discretion, determines to be appropriate to defray, offset, or pay any charges, fees, costs, liabilities, charges, losses, fines, damages, claims, forfeitures, actions, judgments, amounts paid in settlement, or expenses (including fees, disbursements and costs of counsel and other skilled professionals and in connection with seeking recovery from insurers) that the Stockholders’ Agent incurred in connection with the transactions contemplated by this Agreement and the Escrow Agreement, including in connection with the evaluation or defense of any claim for indemnification under this Agreement, (the “Stockholders’ Agent Expenses”). The Stockholders’ Agent will hold these funds in a non-interest bearing account separate from its corporate funds, will not use these funds for its operating expenses or any other corporate purposes and will not voluntarily make these funds available to its creditors in the event of bankruptcy. The Stockholders’ Agent is not providing any investment supervision, recommendations or advice and shall have no responsibility or liability for any loss of principal of the Stockholders’ Agent Reserve other than as a result of its gross negligence or willful misconduct. The Stockholders’ Agent is not acting as a withholding agent or in any similar capacity in connection with the Stockholders’ Agent Reserve, and has no tax reporting or income distribution obligations. The Stockholders’ Agent may contribute funds to the Stockholders’ Agent Reserve from any consideration otherwise distributable to the Securityholders. The balance of the Stockholders’ Agent Reserve held pursuant to this Section 10.1(c), if any, shall, at the sole discretion of the Stockholders’ Agent and at such time to be determined in the sole discretion of the Stockholders’ Agent, be distributed, which shall be distributed to the Exchange Agent for further distribution to the Securityholders. Prior to any such distribution of the Stockholders’ Agent Reserve, the Stockholders’ Agent shall deliver to Purchaser an updated Consideration Spreadsheet (which need not be certified) setting forth the portion of the Stockholders’ Agent Reserve payable to each Securityholder and Purchaser may rely on such updated Consideration Spreadsheet for purposes of completing Purchaser’s payment obligations pursuant to this Agreement.

(d) As between the Securityholders and the Stockholders’ Agent, neither the Stockholders’ Agent nor its members, managers, directors, officers, contractors, agents and employees (collectively, the “Stockholders’ Agent Group”) shall be liable for any act done or omitted hereunder and under the Escrow Agreement as Stockholders’ Agent while acting in good faith, and any act done or omitted to be done pursuant to the advice of counsel shall be conclusive evidence of such good faith. The Stockholders’ Agent Group shall be indemnified, defended and held harmless and reimbursed by the Securityholders against any Stockholders’ Agent Expenses incurred without bad faith, gross negligence or willful misconduct on the part of the Stockholders’ Agent and arising out of or in connection with the acceptance or administration of its duties hereunder and under the Escrow Agreement and in connection with any Stockholders’ Agent Expenses, at the election of the Stockholders’ Agent, at any time first, from the Stockholders’ Agent Reserve, to the extent any funds remain in such fund, second, from any distribution of the Escrow Cash Amount and Escrow Share Amount otherwise distributable to the Securityholders at the time of distribution, and third, directly from the Securityholders according to each Securityholder’s Pro Rata Share; provided, however, that no Securityholders shall be liable to the Stockholders’ Agent for any amount in excess of the portion of the Closing Merger Consideration actually paid to such Securityholder. The Securityholders acknowledge that the Stockholders’ Agent shall not be required to expend or risk its own funds or otherwise incur any financial liability in the exercise or performance of any of its powers, rights, duties or privileges or pursuant to this Agreement or the transactions contemplated hereby. Furthermore, the Stockholders’ Agent shall not be required to take any action unless the Stockholders’ Agent has been provided with funds, security or indemnities which, in its determination, are sufficient to protect the Stockholders’ Agent against the costs, expenses and liabilities which may be incurred by the Stockholders’ Agent in performing such actions. The immunities and rights to indemnification shall survive the resignation or removal of the Stockholders’ Agent and the Closing or any termination of this Agreement and the Escrow Agreement.

(e) Replacement. If Stockholders’ Agent shall resign, dissolve, liquidate or otherwise be unable to fulfill its responsibilities hereunder, the Securityholders shall (by consent of those Persons entitled to at least a majority of the Pro Rata Shares) be authorized to appoint a successor to Stockholders’ Agent. Any such successor shall succeed Stockholders’ Agent as Stockholders’ Agent hereunder. If for any reason there is no Stockholders’ Agent at any time, all references herein to Stockholders’ Agent shall be deemed to refer to the Securityholders.

10.2 Fees and Expenses. Subject to Article 7 and as otherwise set forth in this Agreement, each party to this Agreement shall bear and pay all fees, costs and expenses that have been incurred or that are incurred in the future by such party in connection with the Merger and the transactions contemplated by this Agreement, including all fees, costs and expenses incurred by such party in connection with or by virtue of: (a) the negotiation, preparation and review of this Agreement (including the Disclosure Schedules) and all agreements, certificates and other instruments and documents delivered or to be delivered in connection with the Merger; (b) the preparation and submission of any filing or notice required to be made or given in connection with any of the Merger and the transactions contemplated by this Agreement, and the obtaining of any Consent required to be obtained in connection with any of the Merger and the transactions contemplated by this Agreement; and (c) the consummation of the Merger. Company and Purchaser shall be equally responsible for the payment of any fees required to be paid to the Escrow Agent. The aggregate cost of the premium and underwriting fees, and any other expenses charged by an insurer or insurance broker, for the R&W Policy shall be paid fifty percent (50%) by the Purchaser and fifty percent (50%) by Company.

10.3 Attorneys’ Fees. Subject to Article 7 and Article 8, if any Legal Proceeding relating to this Agreement or the enforcement of any provision of this Agreement is brought against any party hereto, the prevailing party or parties shall be entitled to recover from the non-prevailing party or parties reasonable attorneys’ fees, costs and disbursements (in addition to any other relief to which the prevailing party or parties may be entitled).

10.4 Notices. Any notice or other communication required or permitted to be delivered to any party under this Agreement shall be in writing and shall be deemed properly delivered, given and received: (a) if delivered by hand, when delivered; (b) if sent by electronic mail, telegram, cablegram or other electronic transmission, upon delivery; (c) if sent by registered, certified or first class mail, the third (3rd) Business Day after being sent; and (d) if sent by overnight delivery via a national courier service, one (1) Business Day after being sent, in each case to the address or email address set forth beneath the name of such party below (or to such other address or email address as such party shall have specified in a written notice given to the other parties hereto):

If to Purchaser, Merger Sub or Parent:

4100 North Chapel Ridge Road, Suite 200

Lehi, Utah 84043

Attention: Casey McGarvey
Email: casey@purple.com

If to Company (prior to the Closing):

1680 S Distribution Dr.

Salt Lake City, UT 84104

Attention: D. Scott Peterson

Email: scott@intellibed.com

with a copy (which shall not constitute notice) to:

Mayer Brown LLP

10 W. Broadway, Suite 700

Salt Lake City, Utah 84101

Attention: Samuel Gardiner

Email: SGardiner@mayerbrown.com

If to the Securityholders or Stockholders’ Agent:

5122 South Cottonwood Lane

Holladay, Utah 84117
Attention: D. Scott Peterson
Email: ScottPeterson39@comcast.net

with a copy (which shall not constitute notice) to:

Mayer Brown LLP

10 W. Broadway, Suite 700

Salt Lake City, Utah 84101

Attention: Samuel Gardiner

Email: SGardiner@mayerbrown.com

10.5 Headings. The bold-faced headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

10.6 Counterparts and Exchanges by Electronic Transmission or Facsimile. This Agreement may be executed in several counterparts, each of which shall constitute an original and all of which, when taken together, shall constitute one agreement. The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission in .PDF format or by facsimile shall be sufficient to bind the parties to the terms and conditions of this Agreement.

10.7 Governing Law; Indemnification Claims.

(a) Governing Law. This Agreement shall be construed in accordance with, and governed in all respects by, the internal Laws of the State of Utah (without giving effect to principles of conflicts of Laws).

(b) Venue. Except as otherwise provided in Section 10.7(c), any Legal Proceeding relating to this Agreement or the enforcement of any provision of this Agreement (including a Legal Proceeding based upon Fraud) may be brought or otherwise commenced in any state or federal court located in the State of Utah. Each party to this Agreement: (i) expressly and irrevocably consents and submits to the jurisdiction of each state and federal court located in the State of Utah (and each appellate court located in the State of Utah) in connection with any such Legal Proceeding; (ii) agrees that each state and federal court located in the State of Utah shall be deemed to be a convenient forum; and (iii) agrees not to assert (by way of motion, as a defense or otherwise), in any such Legal Proceeding commenced in any state or federal court located in the State of Utah, any claim that such party is not subject personally to the jurisdiction of such court, that such Legal Proceeding has been brought in an inconvenient forum, that the venue of such proceeding is improper or that this Agreement or the subject matter of this Agreement may not be enforced in or by such court. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient.

(c) Indemnification Claims. Any claim for indemnification, compensation or reimbursement pursuant to Article 7 shall be made in accordance with Section 7.8 (it being understood that, for the avoidance of doubt and without limiting any portion of Section 10.7(b), nothing in this Section 10.7(c) shall prevent the Indemnitees from seeking preliminary injunctive relief from a court of competent jurisdiction).

10.8 Successors and Assigns. This Agreement shall be binding upon: (a) Company and its successors and assigns (if any); and (b) Purchaser and Merger Sub and their respective successors and assigns (if any). This Agreement shall inure to the benefit of: (i) Company; (ii) the Securityholders; (iii) Purchaser; (iv) Merger Sub; (v) the Surviving Corporation; and (vi) the respective personal representatives, executors, administrators, estates, heirs, successors and assigns (if any) of the foregoing. After the Closing, Purchaser may freely assign any or all of its interest in the Surviving Corporation and rights under this Agreement (including its indemnification rights under Article 7), in whole or in part, to any other Person without obtaining the Consent or approval of any other party hereto or of any other Person.

10.9 Specific Performance. Subject to the terms of Section 7.3(d), the rights and remedies of the parties hereto shall be cumulative (and not alternative). The parties to this Agreement agree that, in the event of any breach or threatened breach by any party to this Agreement of any covenant, obligation or other provision set forth in this Agreement, for the benefit of any other party to this Agreement: (a) such other party shall be entitled (in addition to any other remedy that may be available to it) to: (i) a decree or order of specific performance or mandamus to enforce the observance and performance of such covenant, obligation or other provision; and (ii) an injunction restraining such breach or threatened breach; and (b) such other party shall not be required to provide any bond or other security in connection with any such decree, order or injunction or in connection with any related action or Legal Proceeding.

10.10 Waiver. No failure on the part of any Person to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Person in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. No Person shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Person; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

10.11 Amendments. This Agreement may not be amended, modified, altered or supplemented other than by means of a written instrument duly executed and delivered by Purchaser and Stockholders’ Agent; provided that after any such adoption of this Agreement by the Requisite Company Vote, no amendment shall be made which by Legal Requirements requires further approval of the Stockholders without the further approval of such Stockholders.

10.12 Severability. In the event that any provision of this Agreement, or the application of any such provision to any Person or set of circumstances, shall be determined to be invalid, unlawful, void or unenforceable to any extent, the remainder of this Agreement, and the application of such provision to Persons or circumstances other than those as to which it is determined to be invalid, unlawful, void or unenforceable, shall not be impaired or otherwise affected and shall continue to be valid and enforceable to the fullest extent permitted by law.

10.13 Parties in Interest. Except for the provisions of Article 7, none of the provisions of this Agreement is intended to provide any rights or remedies to any Person other than the parties hereto and their respective successors and assigns (if any).

10.14 Entire Agreement. This Agreement and the other agreements referred to herein, including the Mutual Non-Disclosure Agreement, set forth the entire understanding of the parties hereto relating to the subject matter hereof and thereof and supersede all prior agreements and understandings among or between any of the parties relating to the subject matter hereof and thereof.

10.15 Disclosure Schedule. The Disclosure Schedules shall be arranged in separately numbered sections corresponding to the numbered and lettered sections of this Agreement; provided, however, that each section of the Disclosure Schedules will be deemed to incorporate by reference all information disclosed in any other section of the Disclosure Schedules to the extent the relevance of such information to such other section of the Disclosure Schedules is reasonably apparent on the face of such disclosure. Capitalized terms used in the Disclosure Schedules and not otherwise defined therein have the meanings given to them in this Agreement. The specification of any Dollar amount or the inclusion of any item in the representations and warranties contained in this Agreement, the Disclosure Schedules or the attached exhibits is not intended to imply that the amounts, or higher or lower amounts, or the items so included, or other items, are or are not required to be disclosed (including whether such amounts or items are required to be disclosed as material or threatened) or are within or outside of the ordinary course of business. The information contained in this Agreement, in the Disclosure Schedules and exhibits hereto is disclosed solely for purposes of this Agreement, and no information contained herein or therein will be deemed to be an admission by any party hereto to any Person of any matter whatsoever, including any violation of Law or breach of Contract.

10.16 Construction.

(a) Currency. All references in this Agreement and in any Transactional Agreements to “$” and “Dollars” are to U.S. dollars.

(b) Ambiguities. The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

(c) Including. As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d) References. Except as otherwise indicated, all references in this Agreement to “Sections,” “Schedules” and “Exhibits” are intended to refer to Sections of this Agreement and Schedules and Exhibits to this Agreement.

(e) Language. To the extent that this Agreement, any Transactional Agreement or any other agreements related to the transactions contemplated hereby are translated into a language other than English, and a conflict arises between the English language version and the translated version, the English version will control in all cases.

10.17 Waiver; Privilege.

(a) Acknowledgment of Prior Representation. Each of the parties hereto acknowledges and agrees that Mayer Brown LLP (“Mayer Brown”) has acted as counsel to Company and Stockholders’ Agent in connection with the negotiation of this Agreement and the Transactional Agreements and consummation of the Merger and the other transactions contemplated hereby and thereby, and in that connection not as counsel for any other Person.

(b) Consent to Future Representation. Parent, Purchaser and Merger Sub hereby consent and agree to, and agree to cause the Surviving Corporation following the Closing to consent and agree to, Mayer Brown representing the Stockholders’ Agent and/or any of the Securityholders (collectively, the “Represented Parties”) after the Closing, including with respect to disputes in which the interests of the Represented Parties may be directly adverse to Parent, Purchaser and their respective Affiliates (including Company), and even though Mayer Brown may have represented Company in a matter substantially related to any such dispute, or may be handling ongoing matters for the Surviving Corporation. Parent, Purchaser and Merger Sub further consent and agree to, and agree to cause the Surviving Corporation and their respective Affiliates following the Closing to further consent and agree to, the communication by Mayer Brown to the Represented Parties in connection with any such representation of any fact that became known to Mayer Brown in connection with its representation of Company.

(c) Waiver of Conflicts. In connection with the foregoing, Parent, Purchaser and Merger Sub hereby irrevocably waive and agree not to assert, and agree to cause the Surviving Corporation and its respective Affiliates following the Closing to irrevocably waive and agree not to assert, any conflict of interest arising from or in connection with (i) Mayer Brown’s prior representation of Company and (ii) Mayer Brown’s representation of, as applicable, a Represented Party prior to and after the Closing.

(d) Attorney-Client Privilege. The parties hereto acknowledge and agree that all communications prior to the Closing between Company, Securityholders, and Stockholders’ Agent, on the one hand, and Mayer Brown, on the other hand, regarding the evaluation, analysis and/or negotiation of this Agreement and/or the other Transactional Agreements shall remain the sole property of Securityholders and Stockholders’ Agent (the “Transaction Related Communications and Documents”), and Securityholders and Stockholders’ Agent shall hold attorney-client privilege with respect to all such communications. Parent, Purchaser, Merger Sub and the Surviving Corporation shall be entitled to possession of all documents, books, records, agreements and financial data of any sort belonging to Company; provided, however, in no event shall Parent, Purchaser, Merger Sub or the Surviving Corporation be provided access to or possession to the Transaction Related Communications and Documents without the prior written consent of Stockholders’ Agent, unless Securityholders are determined to have waived such attorney-client privilege by a court of competent jurisdiction.

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The parties hereto have caused this Agreement to be executed and delivered as of the date first written above.

PURPLE INNOVATION, INC.,
a Delaware corporation

By:	/s/ Casey McGarvey
Name:	Casey McGarvey
Title:	Chief Legal Officer

GELATO INTERMEDIATE, LLC,
a Delaware limited liability company

By:	Purple Innovation, Inc., its sole member

By:	/s/ Casey McGarvey
Name:	Casey McGarvey
Title:	Chief Legal Officer

GELATO MERGER SUB, INC.,
a Utah corporation

By:	/s/ Casey McGarvey
Name:	Casey McGarvey
Title:	President

ADVANCED COMFORT TECHNOLOGIES, INC.,
a Utah corporation

By:	/s/ D. Scott Peterson
Name:	D. Scott Peterson
Title:	Chairman of the Board and Chief Financial Officer

D. SCOTT PETERSON
As Stockholders’ Agent

/s/ D. Scott Peterson

EXHIBIT A

CERTAIN DEFINITIONS

For purposes of the Agreement (including this Exhibit A):

“Accounting Referee” is defined in Section 1.15(b).

“Accumulated Dividend” means with respect to each share of Company Series A Preferred Stock, the amount of all unpaid dividends thereon to which the Stockholder is entitled pursuant to the Charter Documents.

“Adjusted Fully Diluted Shares Outstanding” means, without duplication, as of immediately prior to the Effective Time: (a) the aggregate number of shares of Company Common Stock issued and outstanding; plus (b) the aggregate number of shares of Company Common Stock issuable upon the conversion of all outstanding shares of Company Series A Preferred Stock (at the then-effective conversion rate); plus (c) the aggregate number of shares of Company Common Stock issuable upon the exercise of all Option outstanding immediately prior to the Effective Time; plus (d) the aggregate number of shares of Company Common Stock issuable upon the exercise of Company Warrants outstanding immediately prior to the Effective Time.

“Adjustment Escrow Share Amount” is defined in Section 1.11(a).

“Affiliate” of a Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Aggregate Exercise Price” means the sum of the aggregate cash exercise prices of all (1) Options and (2) Company Warrants as of immediately prior to the Effective Time.

“Aggregate Series A Liquidation Preference” means (a) the Per Share Series A Preference, multiplied by (b) the aggregate number of shares of Company Series A Preferred Stock outstanding immediately prior to the Effective Time.

“Agreed Amount” is defined in Section 7.8(d).

“Agreement” is defined in the Preamble.

“Alternative Transaction” is defined in Section 5.3(a).

“Anti-Corruption Laws” means all Laws relating to the prevention of corruption or bribery, including the U.S. Foreign Corrupt Practices Act of 1977, as amended, and the UK Bribery Act 2010.

“Articles of Merger” is defined in Section 1.2.

“Audited Financial Statements” is defined in Section 2.5(a).

“Business Day” means any day except Saturday, Sunday or any other day on which commercial banks located in the United States of America are authorized or required by law to be closed for business.

“Cap Amount” is defined in Section 7.3(b).

“Carta Cancellation” is defined in Section 1.10(a).

“Cash Escrow Distribution Certificate” is defined in Section 7.12(a).

“Change of Control Payment” means any severance, redundancy, notice, or change of control or other payment, expenditure or liability (whether contractual or as a result of any applicable Legal Requirement) of Company that arises or is expected to arise, is triggered or becomes due or payable, in whole or in part, as a direct result of the consummation (whether alone or in combination with any other event or circumstance) of the Merger, including all liabilities for the employer’s portion of any employment Taxes payable with respect to such payments.

“Charter Documents” is defined in Section 2.2.

“Claim Notice” is defined in Section 7.1.

“Claimed Amount” is defined in Section 7.8(a).

“Claims Response Notice” is defined in Section 7.8(b).

“Closing” is defined in Section 1.2.

“Closing Date” is defined in Section 1.2.

“Closing Merger Consideration” means the Purchase Price, minus the Harrison Fee, plus (or minus, as applicable) (x) the sum of (a) the Working Capital Adjustment, plus (b) the Aggregate Exercise Price, minus (c) Indebtedness, minus (d) any unpaid Company Transaction Expenses, plus (e) the Retained Cash, minus (f) the Escrow Share Amount, minus (g) the Escrow Cash Amount to the extent not funded by Company at or prior to Closing, divided by (y) the Parent Share Price.

“Closing Merger Consideration Statement” is defined in Section 1.15(a).

“Closing Payment Certificate” is defined in Section 1.16.

“Closing Price” is defined in Section 1.18.

“Closing Waterfall Common Stock Per Share Amount” means a number of shares of Parent Common Stock equal to (a) the Common Stock Merger Shares, divided by (b) the Adjusted Fully Diluted Shares Outstanding.

“Code” means the Internal Revenue Code of 1986, as amended.

“Common Stock Merger Shares” means the number of shares of Parent Common Stock equal to (a) the Closing Merger Consideration, minus (b) the Aggregate Series A Liquidation Preference.

“Company” is defined in the Preamble.

“Company Board” means the Board of Directors of Company.

“Company Board Recommendation” is defined in Section 2.21(b).

“Company Common Stock” means the shares of common stock, par value $0.001 per share, of Company.

“Company Contract” means any Contract to which Company is a party.

“Company Databases” is defined in Section 2.12(k).

“Company Director” is defined in Section 1.17.

“Company Disclosure Schedule” is defined in Article 2.

“Company Employee” means any current employee, independent contractor or consultant of Company.

“Company Employee Agreement” means each management, employment, severance, consulting, relocation, repatriation or expatriation agreement or other Contract between Company and any current Company Employee, other than any such management, employment, severance, consulting, relocation, repatriation or expatriation agreement or other Contract with a Company Employee which is terminable “at will” without any obligation on the part of Company to make any payments or provide any benefits in connection with such termination, or any employee proprietary information and inventions agreement.

“Company Employee Plan” means any plan, program, policy, practice, Contract or other arrangement providing for compensation, severance, termination pay, deferred compensation, performance awards, stock or stock-related awards, material fringe benefits or other material employee benefit plan (within the meaning of Section 3(3) of ERISA) or that provides material remuneration of any kind to any Company Employee, whether written, unwritten or otherwise, funded or unfunded, in each case, that is maintained, contributed to, or required to be contributed to, by Company for the benefit of any Company Employee, or with respect to which Company has or may have any material liability, excluding any Company Employee Agreement.

“Company Fundamental Representations” means the representations and warranties set forth in Section 2.1 (Due Organization), Section 2.2(a) (Charter Documents), Section 2.3 (Capitalization), Section 2.12 (Intellectual Property), Section 2.15 (Tax Matters), Section 2.21 (Authority), and Section 2.24 (Brokers).

“Company IP” means all Intellectual Property Rights and Technology in which Company or the Company Subsidiary has (or purports to have) any ownership interest.

“Company IP Contract” means any Contract to which Company or the Company Subsidiary is bound that contains or grants (or could require Company or the Company Subsidiary to grant) any assignment or license of, or any covenant not to assert or enforce, or any other right to use or exploit, any Company IP, or that otherwise transfers, licenses, assigns, or provides for the development of any Intellectual Property Rights or Technology developed by, with or for Company or the Company Subsidiary, or pursuant to which Company or the Company Subsidiary has or exercises (or has an option or other right to obtain) any license, immunity, or other rights with respect to any Intellectual Property Rights or Technology of any other Person.

“Company IP Registrations” means all Company IP that is subject to any issuance, registration or application by, to or with any Governmental Body or authorized private registrar in any jurisdiction, including issued patents, registered trademarks, domain names and registered copyrights, and pending applications for any of the foregoing.

“Company IT Systems” means any and all information-technology, telecommunications, and data-processing assets, systems, record keeping, operational technology, equipment, facilities and services, including any and all computers, software, hardware, servers, sites, circuits, networks, data communications lines, routers, hubs, switches, interfaces, websites (including content thereon), communications facilities, platforms and related systems and services, whether outsourced, cloud-based or otherwise, that are owned by Company or the Company Subsidiary, operated by or for Company or the Company Subsidiary, or otherwise used or relied upon by Company or the Company Subsidiary in conducting its business.

“Company Material Adverse Effect” means any change, event, effect, claim, circumstance or matter (each, an “Effect”) that (considered together with all other Effects) is or would or would reasonably be expected to become, materially adverse to: (a) the business, financial condition or operations of Company and the Company Subsidiary taken as a whole; (b) Purchaser’s right to own the stock of the Surviving Corporation following the Merger; or (c) the ability of Company and the Company Subsidiary to perform any of its material covenants or obligations under this Agreement or under any other Contract or instrument executed, delivered or entered into in connection with any of the transactions contemplated by this Agreement; provided, however, that Effects directly resulting from any event, occurrence, fact, condition or change, directly or indirectly, arising out of or attributable to: (i) any changes (after the date hereof) in GAAP or Legal Requirements or enforcement, implementation or interpretation thereof to the extent that such changes do not disproportionately affect Company and the Company Subsidiary as compared to similarly situated companies in the industries in which Company operates; (ii) any change in general economic, political or market conditions, including, without limitation, securities market conditions, in the industries or markets in which Company operates or affecting United States or foreign economies in general to the extent that such change does not disproportionately affect Company and the Company Subsidiary as compared to similarly situated companies in the industries in which Company operates; (iii) acts of war (whether or not declared), armed hostilities, or terrorism, or the escalation or worsening thereof to the extent that such conditions do not disproportionately affect Company and the Company Subsidiary as compared to similarly situated companies in the industries in which Company operates; (iv) any effect of the announcement of this Agreement or the Transactional Agreements, or the transactions contemplated hereby or thereby, shall not be deemed to have or constitute a Company Material Adverse Effect, including losses or threatened losses of employees, customers, suppliers, distributors or others having relationships with Company; or (v) any natural or man-made disasters or acts of God or any epidemics, pandemics, disease outbreaks, or other public health emergencies to the extent that such changes do not disproportionately affect Company and the Company Subsidiary as compared to similarly situated companies in the industries in which Company operates.

“Company Privacy Policy” means each external or internal, privacy policy, posted notice or statement (including without limitation statements adjacent to any opt-in checkboxes or fields through which individuals may sign up to receive information) of Company or the Company Subsidiary governing or concerning: (a) the privacy, sharing, collection, use, processing, storage, transfer, or security of Personal Data or User Data collected by Company or the Company Subsidiary from users of any Company or Company Subsidiary website or from any other source including without limitation telephone, email or in person; and (b) the collection, storage, disclosure, and transfer of any User Data or Personal Data.

“Company Product” means any product that is currently being or at any time has been developed, manufactured, supported, distributed, licensed or sold by Company or the Company Subsidiary.

“Company Returns” is defined in Section 2.15(a).

“Company Series A Preferred Stock” means the shares of Company’s Series A Preferred Stock, no par value.

“Company Software” means any software applications, programs, scripts, libraries, and other code (including firmware and other software embedded in hardware devices) owned, developed (or currently being developed), marketed, distributed, licensed or sold by Company or the Company Subsidiary.

“Company Stock” means the Company Common Stock and the Company Series A Preferred Stock, collectively.

“Company Subsidiary” is defined in Section 2.4(a).

“Company Transaction Expenses” means all of the following amounts, without duplication: (i) all outstanding legal, financial advisory, accounting and other fees and expenses incurred by Company and Stockholders’ Agent in connection with the negotiation and consummation of the transactions contemplated hereby and (ii) severance obligations payable to Dave Wachendorfer.

“Company Warrants” means Company’s outstanding common stock purchase warrants identified on Schedule A.

“Consent” means approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).

“Consideration Spreadsheet” is defined in Section 1.16(a) and attached as Schedule A.

“Contested Amount” is defined in Section 7.8(b).

“Contract” means any written agreement, contract, subcontract, lease, license, covenant, understanding, arrangement, instrument, note, warranty, insurance policy, benefit plan or legally binding commitment or undertaking of any nature.

“Current Assets” means, as of the close of business on the Closing Date, the sum of the current assets of Company, excluding Retained Cash, set forth on Schedule B-1. For the avoidance of doubt, a sample calculation of Current Assets is set forth on Schedule B-1.

“Current Liabilities” means, as of the close of business on the Closing Date, the sum of the current liabilities of Company set forth on Schedule B-2; provided, however, that for the avoidance of doubt, Current Liabilities shall exclude Indebtedness and Company Transaction Expenses. For the avoidance of doubt, a sample calculation of Current Liabilities is set forth on Schedule B-2.

“Cyber Policy” means the Company’s cybersecurity insurance policy number C-4LR5-014831-CYBER-2022 issued by Coalition Insurance Solutions, Inc.

“D&O Indemnified Persons” is defined in Section 5.7(a).

“D&O Tail Policy” is defined in Section 5.7(a).

“Data Breach” means any unauthorized loss, deletion, alteration, distribution, disclosure of, or access to Personal Data or any of Company’s or the Company Subsidiary’s proprietary or sensitive data.

“Disclosure Schedules” means, collectively, the Company Disclosure Schedule, the Purchaser Disclosure Schedule and the Parent Disclosure Schedule.

“Dispute Period” is defined in Section 7.8(b).

“Dissenting Shares” is defined in Section 1.9.

“EdiZONE License” is defined in Section 2.12(n).

“Effective Time” is defined in Section 1.2.

“Encumbrance” means any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, claim or restriction of any nature (but excluding licenses).

“Enforceability Limitations” means limitations on enforcement and other remedies imposed by or arising under applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally or the availability of injunctive relief and other equitable remedies.

“Entity” means any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization or entity.

“Environment” includes: ambient air, land surface, sub-surface strata, soil, surface water, ground water, river sediment, marshes, wet lands, flora and fauna.

“Environmental Claim” means any Legal Proceeding, order, lien, settlement or judgment of whatever kind or nature (including with respect to enforcement proceedings, investigations, cleanup, governmental response, removal or remediation, natural resources damages, property damages, personal injuries, medical monitoring, penalties, contribution, indemnification and injunctive relief) arising out of, based on or resulting from: (a) the presence, Release of, or exposure to, any Hazardous Materials; or (b) any actual or alleged non-compliance with any Environmental Law or term or condition of any Environmental Permit.

“Environmental Law” means any applicable Legal Requirements relating to the protection of the Environment or of protection of human health or safety or welfare from environmental impacts or to the environmental aspects of the manufacture, formulation, processing, treatment, storage, containment, labeling, handling, transportation, distribution, recycling, reuse, release, disposal, removal, remediation, abatement or clean-up of any contaminant.

“Environmental Permit” means any Governmental Authorization required under or issued, granted, given, authorized by or made pursuant to Environmental Law.

“Equity Interests” means (a) shares of capital stock, limited liability company membership interests, partnership interests or other equity interests of an entity, as applicable, and (b) any options, warrants, phantom stock, convertible notes or other securities exercisable for or convertible into any of the securities described in clause (a).

“ERISA” means the Employee Retirement Income Security Act of 1974.

“Escrow Agent” means U.S. Bank National Association, a national banking association.

“Escrow Agreement” means an escrow agreement with the Escrow Agent in a form reasonably acceptable to Company and Purchaser.

“Escrow Cash Account” is defined in Section 1.11(a).

“Escrow Cash Amount” is defined in Section 1.11(a).

“Escrow Distribution Certificate” is defined in Section 7.11(a)(i).

“Escrow Pro Rata Share” means with respect to each Securityholder, the percentage equal to the amount of Common Stock Merger Shares attributable to each such Stockholder, Optionholder or Warrantholder, divided by the aggregate amount of Common Stock Merger Shares attributable to all such Securityholders, as set forth on the Consideration Spreadsheet.

“Escrow Share Account” is defined in Section 1.11(a).

“Escrow Share Amount” is defined in Section 1.11(a).

“Excess Escrow Distribution Certificate” is defined in Section 7.11(a)(ii).

“Excess Indemnity Escrow Share Amount” is defined in Section 1.11(a).

“Excess Open Claims” is defined in Section 7.11(a)(ii).

“Excess Released Amount” is defined in Section 7.11(a)(ii).

“Excess Retained Amount” is defined in Section 7.11(a)(ii).

“Exchange Agent” means Pacific Stock Transfer Company.

“Exchange Agent Agreement” means an exchange agent agreement with the Exchange Agent in a form reasonably acceptable to Company and Purchaser.

“Federal Immigration Law” means the U.S. federal Immigration and Nationality Act, 8 U.S.C. §1324a.

“Financial Statements” is defined in Section 2.5(a).

“Fraud” means actual and intentional fraud with respect to the making of a representation or warranty contained in this Agreement.

“Fundamental Representations” means the Company Fundamental Representations, the Parent Fundamental Representations and the Purchaser Fundamental Representations.

“GAAP” means United States generally accepted accounting principles in effect from time to time.

“Governmental Authorization” means any: (a) permit, license, certificate, franchise, permission, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement; or (b) right under any Contract with any Governmental Body.

“Governmental Body” mans any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; or (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, organization, unit, body or Entity and any court or other tribunal).

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Body.

“Harrison” means Harrison Co. LLC.

“Harrison Fee” means 120,000 shares of Parent Common Stock.

“Hazardous Material” means any substance, chemical, compound, product, solid, gas, liquid, waste, byproduct, pollutant, contaminant, or material which is regulated as “hazardous” or “toxic” pursuant to applicable Environmental Law, including to the extent applicable, the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986, 42 USC 9601 et seq., Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act of 1976 and Hazardous and Solid Waste Amendments of 1984, 42 USC 6901 et seq., Federal Water Pollution Control Act, as amended by the Clean Water Act of 1977, 33 USC 1251 et seq., Clean Air Act of 1966, as amended, 42 USC 7401 et seq., Toxic Substances Control Act of 1976, 15 USC 2601 et seq., Emergency Planning and Community Right-to-Know Act, 42 USC 11001 et seq., Hazardous Materials Transportation Act, 49 USC 5101 et seq., or any comparable federal, state or local statutes or in the regulations pursuant to said statutes. Without limiting the foregoing, Hazardous Materials also includes asbestos in any form, polychlorinated biphenyls, and petroleum (including petroleum-derived substances, crude oil or any fraction thereof), radioactive materials or wastes (including naturally occurring radioactive material), and per- and polyfluoroalkyl substances.

“Indebtedness” means, with respect to any Person, at any date, without duplication: (a) all liabilities for borrowed money and all obligations issued in substitution for or exchange of obligations for borrowed money, (b) all liabilities evidenced by any note, bond, debenture or other debt security or similar instrument (including any seller note issued in connection with any acquisition undertaken by such Person), (c) all liabilities for the deferred purchase price of property or services with respect to which such Person is liable, contingently or otherwise, as obligor or otherwise (including all earn out or similar obligations), (d) any customer deposits that are repayable to the customer, (e) any commitment by which such Person assures a creditor against loss (including contingent reimbursement liability with respect to letters of credit), (f) any indebtedness guaranteed in any manner by such Person (including guarantees in the form of an agreement to repurchase, redeem or reimburse), (g) any liabilities under leases that are required to be capitalized in accordance with GAAP, including any lease termination payments or charges, (h) any liabilities under self-insured insurance programs that are not payable in ninety (90) days (i) any amounts owed to any Person under any non-competition arrangements, (j) any and all change of control bonus or incentive compensation that may become due or owing by Company in connection with this Agreement or the transactions contemplated hereby, (k) any liability of such Person under deferred compensation plans, phantom stock plans, retention arrangements or for severance payments or similar arrangements made payable in whole or in part as a result of the transactions contemplated herein, (l) the employer portion of any payroll, social security, unemployment or similar Taxes payable with respect to the amounts described in clauses (j)-(k), and the employer portion of any payroll, social security, unemployment or similar Taxes payable with respect to the Optionholders, (m) any liability which is deemed a long-term liability under GAAP, and any payroll, social security, unemployment or similar Taxes payable with respect to the Optionholders, (n) any unpaid Tax liabilities of the Company, and (o) any accrued and unpaid interest on, and any prepayment premiums, penalties or similar contractual charges in respect of, any of the foregoing obligations computed as though payment is being made in respect thereof on the Closing Date. No amounts included in the definition of Indebtedness shall be included in Company Transaction Expenses or Current Liabilities included in the Net Working Capital.

“Indemnitee” is defined in Section 7.3(a).

“Indemnitor” is defined in Section 7.3(a).

“Indemnity Escrow Share Amount” is defined in Section 1.11(a).

“Intellectual Property Rights” means all rights of the following types, under the Laws of any jurisdiction in the world: (a) rights associated with works of authorship, including exclusive exploitation rights, and copyrights; (b) trademark and trade name rights and similar rights; (c) trade secret rights; (d) patent and industrial property rights; (e) other Company intellectual property rights in Technology; and (f) rights in or relating to registrations, renewals, extensions, combinations, divisions, and reissues of, and applications for, any of the rights referred to in clauses (a) through (e) above.

“Joinder Agreement” is defined in Section 1.10(a).

“Key Service Provider” means each of D. Scott Peterson, Colin House, Robert Rasmussen and Brett Peterson.

“Knowledge” An individual shall be deemed to have “Knowledge” of a particular fact or other matter if: (a) such individual is actually aware of such fact or other matter; or (b) an individual should have known such fact or other matter after reasonable inquiry. Company shall be deemed to have “Knowledge” of a particular fact or other matter if Scott Peterson, Brett Peterson, Colin House, or Bob Rasmussen has Knowledge of such fact or other matter.

“Latest Balance Sheet” is defined in Section 2.5(a).

“Latest Balance Sheet Date” is defined in Section 2.5(a).

“Law” means any statute, law, ordinance, regulation, rule, code, order, constitution, treaty, common law, judgment, decree, other requirement or rule of law of any Governmental Body.

“Leased Real Property” means all leasehold or subleasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixtures, or other interest in real property held by Company or the Company Subsidiary.

“Leases” means all leases, subleases, licenses, concessions and other agreements (written or oral), including all amendments, extensions, renewals, guaranties, and other agreements with respect thereto, pursuant to which Company or the Company Subsidiary holds any Leased Real Property, including the right to all security deposits and other amounts and instruments held by or on behalf of Company or the Company Subsidiary thereunder.

“Legal Proceeding” means any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.

“Legal Requirement” means any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, final ruling, treaty, or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body. Legal Requirement shall include, without limitation, the Payment Card Industry Data Security Standards (PCI-DSS) to the extent applicable, with regard to any payment card transactions or related data.

“Letter of Transmittal” is defined in Section 1.10(a).

“Liability” means any debt, obligation, duty or liability of any nature (including any unknown, undisclosed, unmatured, unaccrued, unasserted, contingent, indirect, conditional, implied, vicarious, derivative, joint, several or secondary liability), regardless of whether such debt, obligation, duty or liability would be required to be disclosed on a balance sheet prepared in accordance with GAAP and regardless of whether such debt, obligation, duty or liability is immediately due and payable.

“Listed Contracts” is defined in Section 2.13(a).

“Loss” means losses, damages, liabilities, deficiencies, actions, judgments, interest, awards, penalties, fines, costs or expenses of whatever kind, including reasonable attorneys’ fees and the cost of enforcing any right to indemnification hereunder and the cost of pursuing any insurance providers, and including incidental, consequential, special, and indirect damages (including loss of revenue, diminution in value, and damages based on a multiple); but excluding, in each case, any punitive or unforeseeable consequential damages, except to the extent such damages are finally awarded and actually paid by an Indemnitor to an unaffiliated third party in connection with a Legal Proceeding against such Indemnitor.

“Mayer Brown” is defined in Section 10.17(a).

“Merger” is defined in the Recitals.

“Merger Consideration” means the Merger Shares minus the Aggregate Exercise Price.

“Merger Shares” means (a) the Series A Liquidation Preference Shares, plus (b) the Common Stock Merger Shares.

“Merger Sub” is defined in the Preamble.

“Most Recent Fiscal Year End” is defined in Section 2.5(a).

“Mutual Non-Disclosure Agreement” is defined in Section 5.2(b).

“Net Working Capital” means Current Assets minus Current Liabilities, but without duplication of those items included in Indebtedness, Company Transaction Expenses or Retained Cash and not including income Taxes or deferred Taxes.

“New Retained Amount” is defined in Section 7.11(b).

“New Retained Cash Amount” is defined in Section 7.12(b).

“Non-Competition Agreements” is defined in Section 1.13(a)(viii).

“Offer Letters” is defined in Section 1.13(a)(vii).

“Open Cash Claims” is defined in Section 7.12(a).

“Open Claims” is defined in Section 7.11(a)(i).

“Option” means any option (whether vested or unvested) to purchase Company Common Stock outstanding immediately prior to the Effective Time.

“Option Exchange Ratio” means the option exchange ratio as set forth on Schedule A.

“Optionholder” means a holder of an Option.

“Ordinary Commercial Agreement” is defined in Section 2.7(p).

“Parent” is defined in the Preamble.

“Parent Board” means the board of directors of Parent.

“Parent Common Stock” means the Class A common stock, par value $0.0001, of Parent.

“Parent Disclosure Schedule” is defined in Article 4.

“Parent Financial Statements” means the financial statements of Parent set forth in Parent’s most recent Form 10-K and most recent Form 10-Q filed on the SEC’s EDGAR database.

“Parent Fundamental Representations” means Section 4.1 (Due Organization), Section 4.3 (Authority; Binding Nature of Agreement), and Section 4.6 (Brokers).

“Parent Material Adverse Effect” means any change, event, effect, claim, circumstance or matter (each, an “Effect”) that (considered together with all other Effects) is or would or would reasonably be expected to become, materially adverse to: (a) the business, financial condition or operations of Parent and Purchaser taken as a whole; (b) Purchaser’s right to own the stock of the Surviving Corporation following the Merger; or (c) the ability of Parent to perform any of its material covenants or obligations under this Agreement or under any other Contract or instrument executed, delivered or entered into in connection with any of the transactions contemplated by this Agreement; provided, however, that Effects directly resulting from any event, occurrence, fact, condition or change, directly or indirectly, arising out of or attributable to: (i) any changes (after the date hereof) in GAAP or Legal Requirements or enforcement, implementation or interpretation thereof to the extent that such changes do not disproportionately affect Parent and its Subsidiaries as compared to similarly situated companies in the industries in which Parent and its Subsidiaries operate; (ii) any change in general economic, political or market conditions, including, without limitation, securities market conditions, in the industries or markets in which Parent and its Subsidiaries operate or affecting United States or foreign economies in general to the extent that such change does not disproportionately affect Parents and its Subsidiaries as compared to similarly situated companies in the industries in which Parent and its Subsidiaries operate; (iii) acts of war (whether or not declared), armed hostilities, or terrorism, or the escalation or worsening thereof to the extent that such conditions do not disproportionately affect Parent and its Subsidiaries as compared to similarly situated companies in the industries in which Parent and its Subsidiaries operate; (iv) any effect of the announcement of this Agreement or the Transactional Agreements, or the transactions contemplated hereby or thereby, shall not be deemed to have or constitute a Parent Material Adverse Effect, including losses or threatened losses of employees, customers, suppliers, distributors or others having relationships with Parent and its Subsidiaries; or (v) any natural or man-made disasters or acts of God or any epidemics, pandemics, disease outbreaks, or other public health emergencies to the extent that such changes do not disproportionately affect Parent and its Subsidiaries as compared to similarly situated companies in the industries in which Parent and its Subsidiaries operate.

“Parent Returns” is defined in Section 4.10(a).

“Parent SEC Documents” is defined in Section 4.8.

“Parent Share Price” means the volume weighted average price, rounded to four (4) decimal points, of a share of Parent Common Stock in the period starting on the eighth (8th) consecutive full trading day prior to the Effective Time and ending on the fourth (4th) full trading day prior to the Effective Time.

“Part 13” is defined in Section 1.9.

“Per Share Series A Preference” means (x) the sum of (a) $0.5094, plus (b) the Accumulated Dividend related thereto not previously paid with respect to each share of Company Series A Preferred Stock divided by (y) the Parent Share Price.

“Per Share Series A Liquidation Payment” means a number of shares of Parent Common Stock equal to the Per Share Series A Preference.

“Permits” means all permits, licenses, franchises, approvals, authorizations, registrations, certificates, variances and similar rights obtained, or required to be obtained, from Governmental Bodies.

“Permitted Liens” means (a) any lien for current Taxes not yet due and payable in the ordinary course of business or that may thereafter be paid without penalty or that are being contested in good faith by appropriate proceedings and as to which adequate reserves have been made with respect thereto on the Financial Statements; (b) those Encumbrances set forth in the Financial Statements or securing debt reflected as a liability in the Financial Statements; (c) landlords’, mechanics’, carriers’, workmen’s, repairmen’s or other like liens arising or incurred in the ordinary course of business; (d) Encumbrances arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business; (e) easements, covenants, restrictions, conditions, rights-of-way and other similar matters of record; (f) liens of lessors arising under Leases; (g) Encumbrances that affect the underlying fee interest of any Leased Real Property; (h) any zoning, entitlement, conservation, restriction and other land use and environmental regulations by Governmental Bodies affecting any Leased Real Property; (i) other Encumbrances, if any, that have arisen in the ordinary course of business and that do not (in any case or in the aggregate) materially detract from the value of the assets subject thereto or materially impair the operations of Company; and (j) Encumbrances imposed by Purchaser or its Affiliates.

“Person” mans any individual, Entity or Governmental Body.

“Personal Data” means a natural person’s name, street address, telephone number, e-mail address, photograph, social security number, driver’s license number, passport number, or any other piece of information or data that may be linked, directly or indirectly, with a natural person.

“Post-Closing Adjustment” is defined in Section 1.15(c)(i).

“Pre-Closing Period” is defined in Section 5.1.

“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date and, with respect to any taxable period beginning before and ending after the Closing Date, the portion of such taxable period ending on and including the Closing Date.

“Pre-Closing Tax Return” means all Tax Returns prepared in any Pre-Closing Tax Period.

“Pre-Closing Taxes” means (a) all Taxes of Company and the Company Subsidiary incurred in any Pre-Closing Tax Period, including Taxes allocable to the portion of any Straddle Period ending on the Closing Date, (b) any and all Taxes of any Person imposed on Company or the Company Subsidiary as a transferee or successor, by Contract or pursuant to any applicable Legal Requirement, which Taxes relate to an event or transaction occurring before the Closing, (c) any and all Taxes of any member of an affiliated, consolidated, combined or unitary group of which Company or the Company Subsidiary (or any predecessor of Company or the Company Subsidiary) is or was a member on or prior to the Closing Date by reason of a liability under Treasury Regulation Section 1.1502-6 or any comparable provisions of foreign, state or local Legal Requirements (except, in the case of each of the foregoing, to the extent taken into account in the calculation of Indebtedness, Net Working Capital or as a Company Transaction Expense in the calculation of the Closing Merger Consideration as finally determined pursuant to Section 1.15).

“Preliminary Closing Merger Consideration” is defined in Section 1.16(a).

“Pro Rata Share” means with respect to each Securityholder, the percentage equal to the amount of Closing Merger Consideration attributable to each such Stockholder or Optionholder, divided by the aggregate amount of Closing Merger Consideration attributable to all Securityholders as set forth on the Consideration Spreadsheet.

“Purchase Price” means 8,000,000 shares of Parent Common Stock.

“Purchaser” is defined in the Preamble.

“Purchaser Disclosure Schedule” is defined in Article 3.

“Purchaser Fundamental Representations” means Section 3.1 (Due Organization), Section 3.3 (Authority; Binding Nature of Agreement), and Section 3.7 (Brokers).

“Purchaser Indemnitees” means the following Persons: (a) Purchaser; (b) Merger Sub and, following the Closing, the Surviving Corporation; (c) the respective representatives of the Persons referred to in clauses (a) and (b) above; and (d) the respective successors and assigns of the Persons referred to in clauses (a), (b) and (c) above; provided, however, that the Securityholders shall not be deemed to be “Purchaser Indemnitees.”

“Purchaser Indemnitors” is defined in Section 7.2(b).

“R&W Insurer” means BlueChip Underwriting Services LLC.

“R&W Policy” means policy number BC-BS-2022-99636-0870, issued by the R&W Insurer to the Purchaser on or prior to the date of this Agreement, naming the Purchaser as an insured and providing coverage for certain Losses incurred by the Purchaser with respect to this Agreement, subject to the terms and conditions set forth in the R&W Policy.

“Related Party” means (a) each Securityholder; (b) each individual who is, or who has at any time since inception been, an officer or director of Company or the Company Subsidiary; (c) each, to Company’s Knowledge, member of the immediate family of each of the individuals referred to in clauses (a) and (b) above; and (d) any trust or other Entity (other than Company) in which any one of the Persons referred to in clauses (a), (b) and (c) above, to Company’s Knowledge, holds (or in which more than one of such Persons collectively hold), beneficially or otherwise, a material voting, proprietary or equity interest.

“Release” means any actual or threatened release, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, abandonment, or disposing (including, without limitation, the abandonment or discarding of barrels, drums, containers, tanks, and other receptacles containing any Hazardous Material) or allowing to escape or migrate into or through the indoor or outdoor environment (including, without limitation, ambient air (indoor or outdoor), surface water, groundwater, land surface or subsurface strata or within any building, structure facility, or fixture).

“Released Amount” is defined in Section 7.11(a).

“Released Cash Amount” is defined in Section 7.12(a).

“Remaining Open Cash Claims” is defined in Section 7.12(b).

“Remaining Open Claims” is defined in Section 7.11(b).

“Represented Parties” is defined in Section 10.17(b).

“Requisite Company Vote” is defined in Section 2.21(a).

“Response Notice” is defined in Section 1.15(a).

“Restricted Shares” means all shares of Parent Common Stock issuable hereunder other than shares of Parent Common Stock (a) the offer and sale of which have been registered under a registration statement pursuant to the Securities Act and sold thereunder, (b) with respect to which a sale or other disposition may be made in reliance on and in accordance with Rule 144 (or any successor provision) under the Securities Act, or (c) with respect to which the holder thereof shall have delivered to Purchaser either (i) an opinion of counsel in form and substance reasonably satisfactory to Purchaser, delivered by counsel reasonably satisfactory to Purchaser, or (ii) a “no action” letter from the SEC, in either case to the effect that subsequent transfers of such shares of Parent Common Stock may be effected without registration under the Securities Act.

“Retained Amount” is defined in Section 7.11(a)(i).

“Retained Cash” means (a) the aggregate dollar amount of cash, cash equivalents (including marketable securities and short-term investments) and check deposits in transit or in any lock box accounts of Company, minus (b) the aggregate balance of all drafts, issued but uncleared checks, wire transfers issued against accounts of Company that remain outstanding as of the Closing, cash in reserve accounts or cash escrow accounts, custodial cash, restricted cash, security deposits, cash supporting obligations under letters of credit and cash otherwise subject to any legal or contractual restriction on the ability to freely transfer or use such cash for any lawful purpose, determined in accordance with GAAP.

“Retained Cash Amount” is defined in Section 7.11(a).

“Review Period” is defined in Section 1.15(a).

“Scheduling Date” is defined in Section 2.5(d).

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations thereunder, which shall be in effect from time to time.

“Securityholder” means a Stockholder, an Optionholder or a Warrantholder.

“Securityholder Indemnitees” is defined in Section 7.2(b).

“Securityholder Indemnitors” means each Securityholder that was required to enter into a Joinder Agreement as a condition to its receiving its portion of the Merger Consideration, on a several and not joint basis.

“Series A Liquidation Preference Shares” means a number of shares of Parent Common Stock equal to (a) the portion of the Per Share Series A Liquidation Payment paid in shares of Parent Common Stock, multiplied by (b) the aggregate number of shares of Company Series A Preferred Stock outstanding immediately prior to the Effective Time.

“Special Indemnity Items” means the items set forth in Sections 7.2(a)(iii)-7.2(a)(xii).

“Stipulated Amount” is defined in Section 7.8(e).

“Stockholder” means a holder of shares of the Company Stock.

“Stockholder Notice” is defined in Section 5.4(b).

“Stockholders’ Agent” is defined in Section 10.1(a).

“Stockholders’ Agent Expenses” is defined in Section 10.1(c).

“Stockholders’ Agent Group” is defined in Section 10.1(d).

“Stockholders’ Agent Reserve” is defined in Section 10.1(c).

“Straddle Period” is defined in Section 8.3.

“Subsidiary”: An Entity shall be deemed to be a “Subsidiary” of another Person if such Person directly or indirectly owns or purports to own, beneficially or of record: (a) an amount of voting securities of or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s board of directors or other governing body; or (b) at least fifty percent (50%) of the outstanding equity, voting, beneficial or financial interests in such Entity.

“Surrender Agreement” means the Surrender Agreement in the form attached hereto as Exhibit I.

“Surviving Corporation” is defined in Section 1.1.

“Target Working Capital” means Four Million Five Hundred Thirteen Thousand Four Hundred Sixty Dollars ($4,513,460).

“Tax” means (a) any and all U.S. federal, state, local, and non-U.S. taxes, assessments and other governmental charges, duties, impositions and liabilities, including taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, and value-added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment (including social security), escheat, excise, severance, stamp, premium, profits, environmental, customs, duties, capital stock, unemployment and property taxes, together with all interest, penalties and additions imposed with respect to such amounts, (b) any liability for the payment of any amounts of the type described in clause (a) as a result of being (or having been) a member of an affiliated, consolidated, combined, unitary or similar group for any period (including any arrangement for group or consortium relief or similar arrangement), and (c) any liability for the payment of any amounts of the type described in clauses (a) or (b) as a result of any express or implied obligation to indemnify any other person or as a result of any obligations under any agreements or arrangements with any other person with respect to such amounts and including any liability for taxes of a predecessor or transferor or otherwise by operation of law.

“Tax Claim” is defined in Section 8.8.

“Tax Return” means any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Legal Requirement relating to any Tax.

“Technology” means technical, scientific, engineering, sales and other business methodologies and processes, training protocols and similar methods and processes, algorithms, APIs, apparatus, circuit designs and assemblies, gate arrays, net lists, test vectors, design rules, models, databases, data collections, diagrams, formulae, inventions (whether or not patentable), know-how, logos, marks (including brand names, product names, logos, and slogans), methods, network configurations and architectures, processes, proprietary information, protocols, schematics, specifications, software, software code, subroutines, techniques, user interfaces, URLs, web sites, works of authorship and other forms of technology (whether or not embodied in any tangible form such as instruction manuals, laboratory notebooks, prototypes, samples, studies and summaries).

“Termination Date” is defined in Section 7.1.

“Third-Party Claim” is defined in Section 7.7(a).

“Threshold” is defined in Section 7.3(a).

“Transaction Deductions” means (a) any and all payments made in respect of Options pursuant to this Agreement (including Company’s portion of any employment-related Taxes), (b) the compensation resulting from the exercise of any Options in connection with the transactions contemplated by this Agreement (including Company’s portion of any employment-related Taxes), (c) any and all bonuses paid in connection with the consummation of the transactions contemplated by this Agreement, (d) any deductible amounts arising from the vesting of, or payments made in respect of restricted stock of Company pursuant to the transactions contemplated by this Agreement, plus (e) any and all deductible amounts incurred in connection with the retirement of Company and Company Subsidiary debt as contemplated by this Agreement, and (f) any and all deductible payments of Company Transaction Expenses as contemplated by this Agreement. For purposes of this Agreement, the parties agree that seventy percent (70%) of success-based fees paid by Company shall be deductible under Rev. Proc. 2011-29 and shall be a Transaction Deduction.

“Transaction Related Communications and Documents” is defined in Section 10.17(d).

“Transactional Agreements” means: (a) this Agreement, (b) the Articles of Merger, (c) the Surrender Agreements, (d) Letters of Transmittal, (e) the Offer Letters, (f) the Non-Competition Agreements, (g) the Escrow Agreement, (h) the Exchange Agent Agreement, and (i) the Joinder Agreements.

“TSSA” is defined in Section 2.12(m).

“Unaudited Financial Statements” is defined in Section 2.5(a).

“Use” is defined in Section 2.12(j).

“User Data” means any Personal Data or other data or information collected by or on behalf of Company from users of any Company Product or Company’s websites.

“Utah Act” means Section 16-10a-1106 of the Utah Revised Business Corporation Act.

“Voluntary Disclosure Matters” is defined in Section 8.12.

“Voting Agreement” means that certain Voting Agreement, dated July 25, 2018, by and among Advanced Comfort Technologies, Inc. and the Securityholders party thereto.

“WARN Act” means the federal Worker Adjustment and Retraining Notification Act of 1988, and similar state, local and foreign Laws related to plant closings, relocations, mass layoffs and employment losses.

“Warrantholder” means a holder of Company Warrants.

“Working Capital Adjustment” means (a) if the Net Working Capital is in excess of the Target Working Capital, such excess amount; (b) if the Net Working Capital is less than the Target Working Capital, the amount of such deficiency multiplied by negative one (-1); or (c) if the Net Working Capital is equal to the Target Working Capital, $0.

“Written Consent” is defined in Section 5.4(a).